SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2002

BOARDWALK EQUITIES INC.

P.E.
4-30-02

Suite 200, 1501 – 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F__✓__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__✓__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________]

DOCUMENTS FURNISHED HEREUNDER:

1. Registrant's Notice of Meeting and Record Date for Annual General Meeting to be held April 30, 2002.

2. Registrant's Notice of Meeting, Management Information Circular and Proxy with respect April 30, 2002 Annual General Meeting.

3. Registrant's Management Discussion and Analysis on key statistics for the fiscal year ended December 31, 2001;

4. Registrant's consolidated financial statements for the years ended December 31, 2001, December 31, 2000 and seven month period ending May 31, 2000

5. Registrant's Annual Report for the year ended December 31, 2001;

6. Confirmation of mailing of the Registrant's annual meeting materials;

7. Press Release of the Registrant dated April 8, 2002 announcing the acquisition of a major portfolio in Montreal;

8. Press Release of the Registrant dated April 18, 2002 announcing a teleconference to be held on May 9, 2002 at which time the financial results for the Registrant's first quarter would be released; and

9. Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the month of April, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

May 15, 2002

By: ______________________

Roberto Geremia
Senior Vice-President Finance and
Chief Financial Officer

BOARDWALK EQUITIES INC.

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON APRIL 30, 2002

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "**Meeting**") of the holders of Common Shares (the "**Shareholders**") in the capital of Boardwalk Equities Inc. (the "**Corporation**") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on April 30, 2002, at the hour of 3:00 p.m. (Calgary time) for the following purposes:

1. To elect directors for the ensuing year.
2. To appoint the auditors for the ensuing year.
3. To consider, and, if thought fit, approve a Shareholder Rights Plan for the Corporation.
4. To approve certain amendments to the Corporation's Stock Option Plan and to ratify certain stock option grants; and
5. To transact such other business, if any, as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are included in the Management Information Circular dated as of March 25, 2002, (the "**Circular**") which accompanies this Notice.

Each person who is a holder of Common Shares of record at the close of business on March 25, 2002 will be entitled to notice of, and to attend and vote at the Meeting, provided that, to the extent such a shareholder transfers the ownership of any of his shares subsequent to that date and the transferee of those shares establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders entitled to vote at the Meeting, such transferee is entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to or deposit it at Computershare Trust Company of Canada at 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the time appointed for the Meeting or any adjournment thereof.

DATED this 25th day of March, 2002, at Calgary, Alberta.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Stuart M. Olley"
Secretary

BOARDWALK EQUITIES INC.

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON APRIL 30, 2002

Shareholders who do not hold their shares in their own name as registered shareholders, should read "Advice to Beneficial Shareholders" within for an explanation of their rights.

This Management Information Circular (the "Circular") is provided in connection with the solicitation of proxies by management of Boardwalk Equities Inc. (the "**Corporation**") for use at the Annual and Special Meeting of the holders of Common Shares of the Corporation (the "**Meeting**") to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Monday, the 30th day of April, 2002 at 3:00 p.m. (Calgary Time) and at any adjournment or adjournments thereof. The information contained herein is as of March 20th, 2002 (the "**Effective Date**") unless otherwise stated.

SOLICITATION OF PROXIES

Management does not contemplate a solicitation of proxies otherwise than by mail. The costs thereof will be borne by the Corporation.

RECORD DATE

The Corporation will prepare a list of shareholders of record at the close of business on March 25, 2002 (the "**Record Date**"). A holder of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in such holder's name, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces a properly endorsed share certificate, or otherwise establishes that he owns the shares, and demands not later than the close of business, ten days before the Meeting, that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting.

Holders of Common Shares are entitled to one vote at the meeting for each Common Share held, except as otherwise provided herein.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the President and the Chief Financial Officer of the Corporation. A shareholder has the right to appoint a nominee (who need not be a shareholder) to represent him at the Meeting, other than the persons designated in the enclosed proxy form, by inserting the name of his chosen nominee in the space provided for that purpose on the form and deleting therefrom the names of the management nominees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed, signed and delivered to Computershare Trust Company of Canada at 530 – 8th Avenue S.W.,

Calgary, Alberta, T2P 3S8 at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. If the shareholder is a corporation, the form of proxy must be signed under its corporate seal and executed by a duly authorized officer or attorney of the Corporation.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the offices of Computershare Trust Company of Canada at the aforesaid address at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "**Beneficial Shareholders**") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder. **The Corporation will not accept instructions from Beneficial Shareholders and bears no responsibility for advising registered shareholders of voting instructions received from Beneficial Shareholders.**

All references to shareholders in this Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appointed them. Each shareholder may instruct his proxy how to vote his shares by completing the blanks on the proxy form.

Shares represented by properly executed proxy forms in favour of the person designated on the enclosed form will be voted or withheld from voting in accordance with the instructions given on the proxy forms. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED "FOR" THE ELECTION AS DIRECTORS OF THOSE NOMINEES OF MANAGEMENT LISTED IN THE CIRCULAR; "FOR" THE APPOINTMENT OF DELOITTE & TOUCHE AS THE AUDITORS OF THE CORPORATION FOR THE PROPOSED AMENDMENTS TO THE CORPORATION'S STOCK OPTION PLAN; AND "FOR" THE ADOPTION OF THE RIGHTS PLAN.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the Effective Date the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has an authorized capital consisting of an unlimited number of Common Shares without nominal or par value, of which 49,560,581 Common Shares are issued and outstanding and 4,375,053 Common Shares are reserved for issuance on the exercise of stock options issued pursuant to the Corporation's stock option plan, as at the Effective Date of this Circular. In addition, the Corporation is authorized to issue an unlimited number of preferred shares, of which the Corporation has issued 5,604,956 Preferred Shares, Series I and 3,340,199, Series II in connection with certain recent property acquisitions. Those shares are non-voting, not entitled to receive dividends and redeemable at the option of the Corporation for a redemption price of $1.00 per share.

The following table lists those persons and companies who own of record or are known to the Corporation to own beneficially, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Corporation as at March 20, 2002.

Name and Municipality of Residence	Type of Ownership	Number of Shares	Percentage of Common Shares
Boardwalk Properties Company Limited, Calgary, Alberta	of record	16,400,000	33.09%
Fidelity Management & Research Company and Fidelity Management Trust Company	of record	5,085,800	10.26%

Boardwalk Properties Company Limited is a real estate holding company. It is owned 50% by Boardwalk Investment Limited (owned by Sam Kolias) and 50% by Park Place Holdings Ltd. (owned by Van Kolias).

MATTERS TO BE ACTED ON AT THE MEETING

1. Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The Board of Directors presently consists of eight (8) members, each of whom retire from office at the Meeting. It is proposed that at the Meeting the shareholders of the Corporation fix the number of directors at nine, and that nine directors be elected to hold office until the next annual meeting or until their successors are elected or appointed.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, **THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY**

THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.

The following information relating to the nominees as directors is based partly on the Corporation's records and partly on information received by the Corporation from said nominees, and sets forth the name and municipal address of each of the persons proposed to be nominated for election as a director, his current principal occupation, all other positions and offices in the Corporation held by him, the year in which he was first elected a director, and the number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Nominee as Directors	Position Presently Held	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled as of March 20, 2002
Paul J. Hill[(1)(2)] Regina, Saskatchewan	Chairman of the Board, Director	President, Harvard Developments Inc., A Hill Company	October 6, 1994	20,000
Ernest Kapitza[(1)(2)(3)] Calgary, Alberta	Director	Consultant	March 1, 2001	3,500
Sam Kolias Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer, Boardwalk Equities Inc.	Incorporation	8,200,000[(4)]
Van Kolias Calgary, Alberta	Senior Vice-President and Director	Senior Vice-President, Quality Control, Boardwalk Equities Inc.	Incorporation	8,200,000[(4)]
Jon Love Toronto, Ontario	Director	Former Director, President and CEO of Oxford Properties Group Inc.	February 19, 2002	4,900
Al W. Mawani Thornhill, Ontario	Nominee	Currently Vice-President, IPS Industrial Promotion Services Ltd. Formerly Executive Vice President, Business Development and Chief Financial Officer of Oxford Properties Group Inc.	N/A	1,000
David V. Richards[(1)(2)] Calgary, Alberta	Director	President, Network Capital Inc.	June 22, 1995	3,000
Kevin Screpnechuk Calgary, Alberta	Senior Vice-President and Director	Senior Vice-President, Rental Operations, Boardwalk Equities Inc.	July 21, 1993	264,180
Michael D. Young[(2)(3)] Dallas, Texas	Director	Managing Director, CIBC Wood Gundy Securities Inc.	September 18, 1997	42,700

Notes:

(1) *Member of the Audit Committee*
(2) *Member of the Compensation Committee*

(3) Member of Corporate Governance Committee

(4) 16,400,000 Common Shares are owned by Boardwalk Properties Company Limited, a private real estate holding company. Boardwalk Properties Company Limited is owned 50% by Boardwalk Investment Limited (owned by Sam Kolias) and 50% by Park Place Holdings Ltd. (owned by Van Kolias).

2. Appointment of Auditors

The management designees, if named as proxy, intend to vote for the appointment of Deloitte & Touche, as the auditors of the Corporation, to hold office until the next Annual Meeting of the Shareholders, at a remuneration to be fixed by the board of directors. Deloitte & Touche have been the auditors of the Corporation since October, 1995.

3. Adoption of Shareholder Rights Plan

At the Meeting, Shareholders will be asked to approve, ratify and confirm the Corporation's shareholder rights plan (the "**Rights Plan**"), the terms and conditions of which are set out in the shareholder rights plan agreement dated and effective December 24, 2001, as amended and restated on March 20, 2002, (the "**Rights Agreement**") between the Corporation and Computershare Trust Company of Canada (the "**Rights Agent**").

All capitalized terms (and other defined terms) that are not otherwise defined in this Circular and used under the heading "*MATTERS TO BE ACTED ON AT THE MEETING - Adoption of Shareholder Rights Plan*" have the meanings ascribed to them in the Rights Agreement. Copies of the Rights Agreement may be obtained by Shareholders prior to the Meeting from the Corporation's Chief Financial Officer at the Corporation's head office located at 200, 1501 – 1st Street S.W., Calgary, Alberta T2R 0W1 or from the Rights Agent, at no charge upon request. Copies of the Rights Plan can also be obtained from the Corporation's website, www.bwalk.com.

The Rights Plan and the Rights Agreement have been unanimously adopted by the Board of Directors of the Corporation and upon execution thereof became effective on December 24, 2001. Under the Rights Plan, Shareholders received, for each Common Share issued and outstanding at the close of business on January 3, 2002, one right to purchase a previously unissued Common Share (a "**Right**"), under the circumstances and on the terms described in the Rights Agreement.

The Corporation, prior to the drafting of this Circular, engaged Fairvest Corporation, a division of Institutional Shareholder Services, to review the Rights Plan in accordance with Fairvest's guidelines relating to Canadian rights plans, for which Fairvest was paid a fee. After reviewing the Rights Plan, Fairvest suggested certain modifications to the Rights Plan, which have been made to the Rights Plan. The Rights Plan, with these recommended modifications incorporated, is summarized in this Circular.

Confirmation by Shareholders

In order to continue beyond the date of the Meeting, the Rights Plan (and the Rights Agreement) must be confirmed by a resolution of the majority of the votes cast by Independent Shareholders, present in person and by proxy at the Meeting. The full text of the proposed resolution to confirm the Rights Plan, the Rights Agreement and the rights distributed pursuant thereto is attached as Schedule "A" to this Circular. The TSE, and The New York Stock Exchange (the "**NYSE**"), the two exchanges on which the Common Shares are listed for trading, has accepted notice from the Corporation of the issue of the Rights and the Common Shares issuable on the exercise of the Rights, subject to shareholder ratification of the

Rights Plan at the Meeting. The TSE and NYSE have conditionally agreed to list the Rights and any Common Shares issued on exercise of the Rights.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution regarding the Rights Plan unless a shareholder has specified in his proxy that his shares are to be voted against such resolution.

Recommendation of the Board of Directors

In adopting the Rights Plan, the Board of Directors considered the appropriateness of establishing a shareholder rights plan and concluded, for the reasons discussed below, that it was in the best interests of the Corporation and favourable to maximizing shareholder value to adopt the Rights Plan. **Accordingly, the Board of Directors unanimously recommends that Shareholders of the Corporation ratify, confirm and approve the Rights Agreement by voting in favour of the resolution set forth in Schedule "A" to this Circular.**

Purpose of the Rights Plan

The Board of Directors has implemented a shareholder rights plan to ensure that, to the extent possible, in the context of a bid for control of the Corporation through an acquisition of outstanding Common Shares, Shareholders will be treated equally and fairly and will receive full value for their shares.

In deciding to implement the Rights Plan, the Board of Directors considered the widely held view that existing securities legislation provides too short a response time to a company that is the subject of an unsolicited bid for control. Also of concern to the Board of Directors is the possibility that, under existing securities laws, the Shareholders could be treated unequally in the context of a bid for control. These concerns are described in more detail below.

The Rights Plan was not adopted in response to, or in anticipation of, any pending or threatened takeover bid, nor to deter take-over bids generally. Rather, the objective of the Rights Plan is to give adequate time for shareholders to properly assess a bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives, and to allow competing bids to emerge. In addition, the Rights Plan has been designed to provide Shareholders of the Corporation with equal treatment in a bid for control of the Corporation.

In adopting the Rights Plan, the Board of Directors considered the following concerns about the existing legislative framework governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a company that, together with shares already owned by the bidder and certain parties related to, or acting with, the bidder, amount to 20% or more of the outstanding shares.

1. *Time.* Current legislation permits a take-over bid to expire in 35 days in Canada. The Board of Directors is of the view that this is not sufficient time to permit the Corporation or the Shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, Independent Shareholders means Shareholders other than the Offeror or

Acquiring Person). The Rights Plan is intended to provide Shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing Shareholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction, or the development of a corporate restructuring alternative to enhance Shareholder value.

2. *Pressure to Tender.* A Shareholder may feel compelled to tender to a bid which the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision (described under the subheading "*Summary of the Rights Plan - Permitted Bid and Competing Bid*") which is intended to ensure that a Shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a Shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

If an acquiror determines not to meet the requirements of a Permitted Bid, the Board of Directors may, through the opportunity to negotiate with the acquiror, be able to influence the fairness of the terms of the take-over bid or tender offer. **Shareholders are advised that the adoption of the Rights Plan may preclude the consideration or acceptance of offers which do not meet the requirements of a Permitted Bid.**

3. *Unequal Treatment.* While existing securities legislation has addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of shareholders disposes of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions resulting in the acquiror beneficially holding greater than 20% of the Voting Shares, to better ensure that Shareholders receive equal treatment.

General Impact of the Rights Plan

In the past, shareholder rights plans have been criticized by some commentators on the basis that they may serve to deter take-over bids, to entrench management, and to place in the hands of boards of directors, rather than shareholders, the decision as to whether a particular bid for acquisition of control is acceptable. Critics of some shareholder rights plans have also alleged that they cast a needlessly wide net, thereby increasing the likelihood of an inadvertent triggering of the plan, while at the same time deterring shareholders from participating in legitimate corporate governance activities.

The Board of Directors has considered these concerns, and believes that they have been addressed in the Rights Plan. The Board of Directors believes that the Rights Plan does not adversely limit the opportunity for Shareholders to dispose of their shares through a take-over bid or tender offer for the Corporation which provides fair market value to all Shareholders.

It is not the intention of the Board of Directors in adopting the Rights Plan to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation. For example, through the Permitted Bid mechanism, described in more detail below, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid or offer to the Board of Directors. Furthermore, even where a bid or offer does not meet the Permitted Bid criteria, the Board of Directors continues to be bound to consider fully and fairly any bid or offer for the Common Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In discharging that responsibility, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its Shareholders. In certain circumstances, the Board of Directors must get prior Shareholder approval to effect a redemption or waiver.

The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism of the *Business Corporations Act* (Alberta) to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of Shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "**Acquiring Person**" and "**Beneficial Ownership**" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional Shareholders and their clients.

The Board of Directors believes that the dominant effect of the Rights Plan will be to enhance Shareholder value, and ensure equal treatment of all Shareholders in the context of an acquisition of control.

The Rights Plan does not interfere with the day-to-day operations of the Corporation. The initial issuance of the Rights does not in any away alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive and is not expected to have any effect on the trading of Common Shares. However, if a Flip-in Event occurs and the Rights separate from the Common Shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

The Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Corporation and may discourage certain transactions, including Take-over Bids for less than all the Voting Shares of the Corporation. Accordingly, the Rights Plan may deter some Take-over Bids.

Recent Developments

The Board of Directors believes that the results of several recent unsolicited take-over bids in Canada demonstrate that shareholder rights plans can enhance shareholder value without removing the ultimate decision from the shareholders. In a number of instances since 1995, a change of control was achieved following an unsolicited bid in circumstances where the ultimately successful bid was substantially better than the original offer made by the bidder. There can be no assurance, however, that the Rights Plan, if approved, would serve to cause a similar result.

In recent decisions, applicable securities regulatory authorities have indicated that the board of directors of a company confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, these decisions also indicate that so long as the board of directors is actively and realistically seeking value-maximizing alternatives, shareholder rights plans may serve a legitimate purpose.

Shareholder rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Rights Agreement, are substantially similar to those recently adopted by other Canadian corporations.

Summary of the Rights Plan

The following is a summary description of the general operation of the Rights Plan under the Rights Agreement. **This summary is qualified in its entirety by reference to the text of the Rights Agreement.**

The Rights Plan uses the mechanism of the Permitted Bid to ensure that a person seeking control of the Corporation allows Shareholders and the Board of Directors sufficient time to evaluate the bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a Take-over Bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.

The Rights Plan should not deter a person seeking to acquire control of the Corporation if that person is prepared to make a Take-over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding common shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group or their transferees become an Acquiring Person, the Rights Beneficially Owned by those persons become void thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all Shareholders.

<u>The Rights</u>

One Right has been issued by the Corporation for each Common Share outstanding at the close of business on January 3, 2002 and one Right will be issued for each Common Share issued thereafter, prior to the earlier of the Separation Time and the Expiry Time. Prior to a Flip-in Event occurring, each Right entitles the registered holder thereof to purchase from the Corporation one previously unissued Common Share at the exercise price of $60 (Cdn.), subject to adjustment and certain anti-dilution provisions (the "**Exercise Price**"). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right entitles the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price.

<u>Trading of Rights</u>

Until the Separation Time (or the earlier termination or expiry of the Rights), the Rights are evidenced only by outstanding Common Share certificates and are transferable only with the associated Common Shares. Until the Separation Time (or earlier termination or expiry of the Rights), each new share certificate issued, upon transfer of outstanding Common Shares or the issuance of additional Common Shares, will display a legend incorporating the terms of the Rights Agreement by reference. As soon as practicable after the Separation Time, separate certificates evidencing the Rights (the "**Rights Certificates**"), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to each holder of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiry Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities convertible into or exchangeable for Common Shares ("**Convertible Securities**"). After the Separation Time, the Rights Certificates alone will evidence the Rights, and the Rights will trade separately from the Common Shares.

Separation Time

The Rights will separate and trade apart from the Common Shares after the Separation Time. Separation Time means the close of business on the 10th business day after the earlier of (i) the Stock Acquisition Date, which is generally the first date of public announcement of facts indicating that a person has become an Acquiring Person, and (ii) the commencement of, or first public announcement or advertisement of the intent of any person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Bid, or a Take-over Bid in respect of which the Board of Directors has determined to waive the application of the Rights Plan). In either case, the Separation Time can be such later Business Day as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, the Separation Time is deemed never to have been made.

Acquiring Person

In general, an Acquiring Person is a Person who becomes the Beneficial Owner of 20% or more of the Corporation's outstanding Common Shares and any other shares in the share capital or any voting interest of the Corporation entitled to vote generally on the election of directors ("**Voting Shares**"). Currently, no Voting Shares other than the Common Shares are outstanding. Excluded from the definition of "Acquiring Person" are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Corporate Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition, a Corporate Distribution or a Convertible Security Acquisition. The definitions of "**Corporate Acquisition**", "**Permitted Bid Acquisition**", "**Exempt Acquisition**", "**Corporate Distribution**" and "**Convertible Security Acquisition**" are set out in the Rights Agreement; however, in general:

1. a "**Corporate Acquisition**" means an acquisition or redemption by the Corporation of Voting Shares which increases the proportionate number of Voting Shares of a Shareholder to 20% or more;

2. a "**Corporate Distribution**" means an acquisition of Voting Shares pursuant to a dividend reinvestment plan, share purchase plan, stock dividend, a stock split or other similar event pursuant to which a Person receives or acquires Voting Shares on the same pro-rata basis as all of the holders of Voting Shares of the same class. It also means the acquisition or exercise of Voting Share purchase rights distributed pursuant to a rights offering or a public or private distribution of Voting Shares or Convertible Securities (including a conversion or exchange of such Convertible Securities) but only if the acquisition allows the acquirer to maintain its percentage holding of Voting Shares and only if such acquisition is made directly from the Corporation and not from any other person;

3. an **"Exempt Acquisition"** means a share acquisition in respect of which (i) the Board of Directors has waived the application of the Plan; (ii) which was made prior to the Record Time; (iii) which was made pursuant to a public offering of the Corporation's Securities, provided that the Person in question did not increase their percentage of Voting Shares or Convertible Securities to a number greater than they owned prior to such acquisition; (iv) which was made pursuant to a dividend reinvestment plan of the Corporation; or (v) which was made pursuant to a private placement by the Corporation of Voting Shares or Convertible Securities, provided such private placement received all necessary stock exchange approvals and the purchaser has not become the Beneficial Owner of 25% of the Voting Shares outstanding immediately prior to such private placement;

4. a **"Permitted Bid Acquisition"** means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Bid; and

5. a **"Convertible Security Acquisition"** means a Voting Share acquisition pursuant to the exercise of Convertible Securities previously acquired under a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

Also excluded from the definition of **"Acquiring Person"** are underwriters acting in connection with a distribution of securities to the public pursuant to a prospectus or a private placement. Finally, a **"Grandfathered Person"**, being a Shareholder who Beneficially Owns 20% or more of the outstanding Common Shares as of the Record Time, is not an "Acquiring Person" so long as such Grandfathered Person does not acquire more than another 1% of the outstanding Voting Shares. Other than Boardwalk Properties Company Limited, a corporation equally controlled by Messrs. Sam and Van Kolias, the Corporation is not aware of any Person who was the Beneficial Owner of more than 20% of the outstanding Common Shares when the Rights Plan was adopted by the Board of Directors.

Beneficial Ownership

In general, a Person is deemed to Beneficially Own securities actually held by the Person and others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates acquires on exercise of Convertible Securities or has the right to acquire within 60 days other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business.

A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert.

The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. A Person is not deemed to be the Beneficial Owner of a security because the holder of such security has either: (i) agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or such Person's Affiliate or Associate; or (ii) because such security has been deposited or tendered to a Take-over Bid made by such Person or such Person's Associates or Affiliates or by any other Person acting jointly or in concert with such Person, unless such security has been taken up and paid for. "Permitted Lock-up Agreement" is defined in the Agreement; however, generally a "Permitted Lock-up Agreement" is an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a "**Locked-up Person**") to tender or deposit shares to a Take-over Bid (the "**Lock-up Bid**") which agreement permits the Locked-up Shareholder to terminate its obligation to tender or deposit to the Lock-up Bid in order to tender or deposit those shares to another Take-over Bid or support another transaction where either (i) price or value per Voting Share or Convertible Security under the other bid or transaction exceeds the price or value per Voting Share or Convertible Security under the Lock-up Bid, or (ii) the price or value to be received by a Locked-up Person under another Take-over Bid or other transaction exceeds the price or value under the Lock-up Bid by a specified minimum not higher than 7% of the price or value under the Locked-up Bid, provided that the other Take-over Bid is made for at least the same number of Voting Shares or Convertible Securities as the Lock-up Bid. Further, if the Lock-up Bid is not successful, the Locked-up Person must not be required to pay break-up fees, top-up fees, penalties or expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2½% of the price or value payable under the Lock-up Bid to the Locked-up Person; or (ii) 50% of the increase in the consideration to the Locked-up Person resulting from another Take-over Bid or other transaction.

There are other exceptions to the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exceptions apply to (i) a fund manager ("**Fund Manager**") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "**Client**"); (ii) a licensed trust corporation ("**Trust Company**") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**") and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a "**Plan Administrator**") of one or more pension funds or plans (a "**Plan**"), or a Plan itself, registered under Canadian or U.S. law; (iv) an independent Person ("Statutory Body") established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans and insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or (v) an agency (the "**Crown Agency**") established by statute, and its ordinary business or activity includes the management of public assets. The foregoing exceptions only apply so long as the Fund Manager, Trust Company, Statutory Body, Plan Administrator, Plan or Crown Agent is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities (X) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or acting jointly or in concert with any other Person, (Y) pursuant to a distribution by the Corporation, or (Z) by means of a Permitted Bid Acquisition.

Finally, a Person is not deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Fund Manager, an Estate Account or an Other Account of the same Trust Corporation, or Plan with the same Plan Administrator as another Person or Plan on whose account the Fund Manager, Trust Corporation or Plan Administrator, as the case may be, holds such security; or (ii) the Person is a Client of a Fund Manager, an Estate Account, an Other Account of a Trust Corporation or a Plan, and the security is owned by the Fund Manager, Trust Corporation or Plan Administrator, as the case may be.

Flip-in Event

A Flip-in Event occurs when any Person becomes, alone or together with his or her Affiliates and Associates, an Acquiring Person. If, prior to the Expiry Time, a Flip-in Event which has not been waived occurs (refer to the subheading "*Waiver and Redemption*" below), each Right (except for Rights

Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person; any Affiliate or Associate of an Acquiring Person; any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person; any Affiliate or Associate of such Person so acting jointly or in concert; or a direct or indirect transferee or other successor in title of such a Person, which Rights become null and void) constitutes the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Stock Acquisition Date the Exercise Price is $60 and the Market Price of the Common Shares is $12.00, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $120 (that is, 10 Common Shares) for $60 (that is, a 50% discount from the Market Price).

Permitted Bid and Competing Bid

A Flip-in Event does not occur if a Take-over Bid is a Permitted Bid or a Competing Bid. A Permitted Bid is a Take-over Bid, made by means of a take-over bid circular, which also complies with the following provisions:

1. The Take-over Bid is made to all registered holders of Voting Shares (other than the Offeror);

2. The Take-over Bid contains, and the take-up and payment for Common Shares tendered or deposited are subject to, irrevocable and unqualified conditions that:

    a. no Voting Shares can be taken up or paid for pursuant to the Take-over Bid:

        i. prior to the Close of Business on a date which is not less than 60 days after the commencement date of the Take-over Bid; and

        ii. unless at the Close of Business on the date of the first take-up of, or payment for, Voting Shares deposited or tendered pursuant to the Take-over Bid and not withdrawn constitute more than 50% of the outstanding Voting Shares held by Independent Shareholders;

    b. unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the Close of Business at the expiry of the 60-day period of time described above, the date of the first take-up of or payment for Voting Shares;

    c. any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until the Close of Business on the date of the first take-up of, and payment for such Voting Shares; and

    d. if more than 50% of the Voting Shares held by Independent Shareholders are deposited or tendered to the Take-over Bid and not withdrawn upon the first take-up of, and payment for, such Voting Shares, the Offeror will publicly announce that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days after the date of such public announcement.

A Competing Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, and satisfies all the requirements of a Permitted Bid, as described above, except that a Competing Bid is not required to remain open for 60 days so long as it is open until the later of 35 days after the date of the Competing Bid and the earliest date for take-up and payment of Shares under any other Permitted Bid then in existence, but only if more than 50% of the then outstanding Voting Shares held by Independent Shareholders in the Competing Bid have been deposited to the Competing Bid and not withdrawn.

Neither a Permitted Bid nor a Competing Bid need be approved by the Corporation's Board of Directors and may be taken directly to the Shareholders of the Corporation. Acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Bid are "Permitted Bid Acquisitions" and do not give rise to a Flip-in Event.

Take-over Bid

A Take-over Bid is defined in the Rights Plan but, generally, it is as an offer to acquire Common Shares or securities convertible or exchangeable into Common Shares, where the Common Shares subject to the offer to acquire, together with the Common Shares into which the securities subject to the offer to acquire are convertible, exchangeable or exerciseable, along with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the offer.

Waiver and Redemption

1. *Redemption or Waiver with Security Holder Approval.* The Board of Directors, acting in good faith, may, with prior security holder approval, at any time before a Flip-in Event which has not already been waived: (i) elect to redeem all but not less than all of the then outstanding Rights at a nominal redemption price of $0.00001, appropriately adjusted in accordance with the Rights Agreement (the "**Redemption Price**"); or (ii) determine to waive the application of the Rights Plan to a Flip-in Event that would occur as a result of a Take-over Bid made otherwise than by means of a take over bid circular to all Shareholders. In the event of such a waiver in accordance with (ii) above, the Board of Directors must extend the Separation Time to a date at least ten (10) Business Days subsequent to the meeting of Shareholders called to approve such waiver.

2. *Redemption upon Permitted Bid Acquisition.* If a Person acquires outstanding Common Shares pursuant to a Permitted Bid, a Competing Bid, or an Exempt Acquisition, including a Take-over Bid waived concurrently with all other bids, the Board of Directors is, immediately upon the consummation of the acquisition, deemed to have elected to redeem the Rights at the Redemption Price.

3. *Redemption of Rights on Withdrawal or Termination of Bid.* Where a Take-over Bid that is not a Permitted Bid or Competing Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time is deemed not to have occurred.

4. *Waiver of Concurrent Bids.* The Board of Directors, acting in good faith, may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice to the Rights

Agent, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the Rights Plan in such a case, the Board of Directors is deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular prior to the expiry of any bid for which a waiver is, or is deemed to have been, granted.

5. *Waiver of Inadvertent Acquisition.* The Board of Directors may, prior to the Close of Business on the tenth (10th) Business Day after a Stock Acquisition Date, waive or agree to waive the application of the Rights Plan to a corresponding Flip-in Event if both the following conditions are met: (i) the Board of Directors has determined that a Person inadvertently, unintentionally and not knowingly became an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into an agreement with the Corporation, acceptable to the Board of Directors, to reduce its Beneficial Ownership within thirty (30) days from the date such agreement is entered into) to such a level that it has ceased to be an Acquiring Person by the time the waiver becomes effective.

If the Board of Directors elects or is deemed to have elected to redeem the Rights as described in paragraphs 1, 2 or 3 above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after redemption will be null and void, and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights by mail.

Anti Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

1. if there is a stock dividend (other than pursuant to any dividend reinvestment plan) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares (or Convertible Securities) in respect of, in lieu of or in exchange for Common Shares; or

2. if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights, options or warrants to all holders to (within 45 calendar days after such record date) acquire Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("**Equivalent Shares**") or Convertible Securities (including securities convertible into Equivalent Shares), or for the making of a distribution to all holders of Common Shares of evidences of indebtedness, assets or cash (other than regular periodic cash dividends or stock dividends payable in Common Shares) or other securities.

No Adjustment in Exercise Price will be made unless it represents, on a cumulative basis with other unreflected adjustments, at least 1% change in the Exercise Price.

Supplements and Amendments

The following changes to the Rights Plan may be made by the Board of Directors after the Meeting without subsequent ratification by the holders of the Common Shares or, after the Separation Time, the holders of the Rights:

1. changes necessary to maintain the validity of the Rights Agreement and the Rights as a result of any change in any applicable legislation, regulation or rules; or

2. changes to cure any clerical or typographical error in the Rights Agreement.

Subject to the above exceptions, after the Meeting, any amendment, variation or deletion to or from the Rights Plan, is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

Shareholder Review

At or prior to the first annual meeting of Shareholders following the third anniversary of the date of the Rights Agreement, the Board of Directors must submit to the Shareholders a resolution ratifying the continued existence of the Rights Plan. If a majority of Common Shares held by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of the Rights Plan, the outstanding Rights automatically terminate. Otherwise, the Rights Plan, if ratified, confirmed and approved at the Meeting, and ratified after its third anniversary, will remain in force for an additional three years.

Vote Required

Shareholder ratification of the Rights Plan is not required by law but is required by the TSE and NYSE on which the Common Shares are listed. In addition, the Board of Directors has determined that it would not, in any event, allow the Rights Plan to remain in force without Shareholder approval. If the Rights Plan is not approved at the Meeting by the affirmative vote of holders of a majority of the Common Shares voted by Independent Shareholders present in person or represented by proxy, the Rights Plan (and the Rights distributed thereunder) will thereupon effectively become void and of no further force and effect.

4. **Amendment to Stock Option Plan**

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve certain amendments to the Corporation's stock option plan (the "**Stock Option Plan**") which authorizes the Board to issue stock options to directors, officers and employees who are in a position to contribute to the future success and growth of the Corporation. The Stock Option Plan was approved by both the Board and the Shareholders in 1993. It was amended, with the approval of the Shareholders, in 1996. Figures discussed herein have been adjusted to reflect a stock split in August, 1994 and a one for one stock dividend effective December 1, 1997.

As of March 20, 2002 stock options in respect of an aggregate of 10,143,636 options to acquire common shares have been granted pursuant to the Stock Option Plan. To date an aggregate of 3,084,889 common shares have been issued pursuant to the exercise of outstanding options and 2,683,694 options have been cancelled. Accordingly, as of March 20, 2002, there were stock options outstanding to purchase 4,375,053 Common Shares.

The Board wishes to increase the current limit on available stock options by 500,000 Common Shares and ratify the issuance of 1,007,195 Stock options granted to March 20, 2002. Options were granted to employees of the Corporation and senior executive officers. No options were granted to the President and Chief Executive Officer. Boardwalk has, since its inception, adopted a policy of compensating staff through options rather than cash salaries. Listed below is a summary of the number of Common Shares reserved for issuance pursuant to the Stock Option Plan, as well as options issued subject to ratification and the proposed increase in shares reserved for issuance pursuant to the stock option plan.

Approved by Shareholders on November 1, 2000	9,136,441
Stock options granted since inception of Stock Option Plan	10,143,636
Number of Common Shares reserved for options subject to ratification	1,007,195
Proposed increase in number of Common Shares reserved for options	500,000

Total stock options outstanding at March 20, 2002	4,375,053
Total shares outstanding at March 20, 2002	49,560,581
Percentage of stock options outstanding	8.83%[1]

The Board also wishes to further amend the Corporation's Stock Option Plan to insert provisions which address the eventuality of a take-over bid for the Common Shares of the Corporation. The Board is of the view that the current plan does not provide for such an eventuality, and as a result current holders of options to purchase Common Shares ("**Options**") under the Stock Option Plan are vulnerable in the event of a take-over bid. The proposed amendment would address the deficiency by providing that in the event of:

a. a sale by the Corporation of all of its assets to an arm's length person as defined in the *Income Tax Act* (Canada);

b. the acquisition by any person of more than 50% of the Common Shares or other securities carrying the right to vote on such matters as the election of directors (collectively, the "**Voting Shares**");

c. an amalgamation, arrangement or merger (a "**Combination**") of the Corporation with another entity not a wholly-owned subsidiary of the Corporation, and such Combination results in any person or group of persons acting jointly or in concert owning 51% of the issued and outstanding Voting Shares of the successor corporation of such Combination; the Chief Executive Officer ("**CEO**") of the Corporation not being the CEO of the successor corporation ; or

[1] If the corporation were to issue the additional above noted reserve, the percentage of stock options outstanding would increase to 9.84% based on total shares outstanding on March 20, 2002.

if it is the type of Combination the Board of Directors of the Corporation determines would unfairly infringe on the rights of Optionees,

then the Options outstanding at that time can be exercised immediately, notwithstanding any other provision in the Stock Option Plan or the Optionee's stock option agreement, up to 90 days after an Optionee is given notice of one of the events referred to in a, b, or c above (the "**Events**"). Any Options not exercised within such 90 day period become subject to the original provisions governing their vesting prior to the occurrence of the particular Event giving rise to the accelerated vesting.

The proposed amendments also provide that in the event of a bona fide formal take-over bid, for Voting Shares or securities convertible into Voting Shares under applicable securities laws which would result in the offeror under such bid ultimately acquiring, or having rights to acquire, over 20% of the Voting Shares, then the Corporation must give notice of such bid to the holders of Options 14 days before the expiration of such bid. On receipt of such notice, an Optionee would have the right to immediately exercise their Options, notwithstanding any other contrary provision in the plan or their Option Agreements relating to vesting. Such ability to immediately exercise their Options would last until the earlier of the following dates:

a. the date the Options expire under the Optionee's Option Agreement; or

b. the date of the expiration of the bid.

Any exercise of Options pursuant to the accelerated vesting provision described above in the event of a take-over bid can only be for the purpose of tendering the Common Shares issued on exercise of such Options to the bid. The right to immediate exercise described above in the event of a formal take-over bid would also be subject to the further condition that if any Common Shares issued pursuant to an exercise of Options in the circumstance described above are not tendered to such bid or are not taken up and paid for by the offeror, such Common Shares will be deemed not to have been exercised and will be added back to the number of unexercised Options held by such Optionee, and all of the Options held by such Optionee, including those deemed not exercised, will be subject to the vesting provisions as they existed prior to the launching of the formal take-over bid.

At the Meeting, the Shareholders will be asked to consider and, if thought fit, to approve, with or without variation, a resolution to amend the Stock Option Plan in the manner described above and to ratify certain stock option grants made by the Corporation in the past year. The text of such resolution is attached to this Circular as Schedule "B".

In order for such resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

A copy of the Stock Option Plan (as amended) will be made available to any Shareholder upon request. The persons named in the enclosed proxy form, if named as proxy, intend to vote in favour of the above resolution unless a Shareholder has specified in its proxy that the Shareholder's shares are to be voted against such resolution.

PERFORMANCE

The following graph compares the change in cumulative total return, over the periods indicated, of a $100 investment in the Corporation's Common Shares with the cumulative total return of The onto Stock Exchange ("**TSE**") 300 Stock Index and the TSE Real Estate Sub-Index, assuming the reinvestment of dividends, where applicable, for the comparable period.


$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
31-May-95
31-May-96
31-May-97
31-May-98
31-May-99
31-May-00
31-Dec-00
31-Dec-01
Boardwalk Equities Inc.
T.S.E. 300 Index
T.S.E. Real Estate Index

	May 31, 1995	May 31, 1996	May 31, 1997	May 31, 1998	May 31, 1999	May 31, 2000	December 31, 2000	December 31, 2001
Boardwalk Equities Inc.	$100	$350.47	$922.90	$4,112.15	$2,990.65	$2,345.79	$2,149.53	$2,164.49
T.S.E. 300 Index	$100	$120.60	$149.62	$180.74	$165.65	$227.10	$200.82	$172.83
T.S.E. Real Estate Index	$100	$96.44	$138.62	$159.20	$138.70	$129.95	$142.60	$160.61

Note: Boardwalk share prices are adjusted to reflect a stock dividend of one common share for each common share held paid effective December 1, 1997.

REPORT ON EXECUTIVE COMPENSATION

The Board of Directors of the Corporation has established a Compensation Committee. For most of Fiscal 2001 the Compensation Committee was composed of Mr. David V. Richards and Mr. Paul J. Hill, however on December 10, 2001 the Board of Directors made substantial changes to the Compensation of the various board committees (see discussion under "Corporate Governance"). As a result of the changes effective December 10, 2001 the Compensation Committee is composed of Messrs. Young, Richards and Kapitza. One of the primary mandates of this committee is to review and make recommendation to the Board of Directors with respect to executive compensation. The full Compensation Committee met once in the fiscal year ended December 31, 2001 and reviewed the Corporation's policies regarding executive compensation. Individual committee members also reviewed with management the Corporation's approach to executive compensation which has, since incorporation, been based on providing incentives through participation in the Corporation's stock option plan rather than through salaries or cash bonuses. The Corporation has recently revised in detail the executive compensation strategy for its senior executives. In undertaking these revisions the Corporation retained an outside consultant to assist in designing the compensation plan and identifying appropriate levels of compensation. Under the old plan senior executives were, for the most part, rewarded exclusively through the issuance of stock options. After a continued review of this strategy combined with the companies overall stock performance over the past two years, an alternative plan has been put forward which focuses on a more balanced strategy. The revised plan took effect January 1, 2002.

The Key factors considered in the development of this balanced plan focused around the following goals:

- Award officers for long term strategic management and enhancement of shareholder value by providing opportunities for those individuals to have an appropriate ownership interest in the Corporation through the continued use of the Corporation's Stock Option Plan;
- Attract and retain superior executives by providing total compensation packages that are competitive in the market place;
- Ensure a program is in place to recognize superior individual performance through the bonus plan; and
- Ensure that each officer's compensation reflects the level of knowledge, expertise, responsibility and effort of such officer, in light of market conditions and overall company performance.

Components of Compensation

Boardwalk's executive compensation program has the following three main components:

- Base salary;
- The Bonus Plan; and
- The Stock Option Plan.

All the components of this program form part of the executive's total compensation package, together with health care benefits. Base salaries reflect an officer's overall level of responsibility and a review of overall market salary levels. Base salaries account for an estimated 30% of target compensation for senior executives. The companies bonus compensation, which is estimated to account for an additional 20% of overall compensation is based on certain internally set financial benchmarks as well as individual performance reviews. The Stock Option Plan is the primary long-term incentive plan of the Corporation and has been designed to align the interests of the Corporation's executive officers with those of the Corporation's shareholders. Options to acquire 727,563 Common shares were granted in January 2002 in conjunction with the new plan.

At the request of Mr. Sam Kolias, the Chief Executive Officer of the Corporation, and Mr. Van Kolias, a director of the Corporation, the total compensation paid for each of them will be based on the same model with the exception that both individuals have elected to forgo the bonus and employee stock option components of the plan and will be compensated solely by the predetermined base salary.

Employment And Termination Arrangements

Each of the Corporation's senior executives is a party to an employment agreement with the Corporation which sets out the terms of their employment as well as the terms on which such employment can be terminated by either party. In the event the Corporation terminated the said employment without cause, the individual is entitled to receive payments equivalent to 2.5 times the reported base salary as well as a reasonable amount of time to select a course of action with respect to all outstanding stock options granted under the existing Stock Option Plan.

The Compensation Committee will continue to review with management the approach to executive compensation and, if it becomes appropriate, will consider alternative or supplemental compensation arrangements.

Compensation of Directors

Outside directors were paid for attendance at board and committee meetings for the fiscal year ended December 31, 2001. Compensation was based solely on the attendance with respect to the respective committees. Each outside director was compensated $2,000.00 for each Board of Directors meeting and an additional $1,000.00 with respect to sub-committee meetings. In addition, each outside Director at appointment is entitled to an option grant of 20,000 options, as well as a grant of 20,000 options annually. These options granted vest equally over three years, commencing one year from the grant date, and have a ten year life. During fiscal 2001, there was only one stock option grant to directors. Mr Ernie Kapitza was issued 20,000 on this appointment to the Board. Subsequent to the year end a total of 152,051 stock options were issued to Mr. Kevin Screpnechuk, as partial compensation for his role as an executive of the Corporation. In addition, a total of 120,000 options were granted to outside Directors for their annual compensation and a grant of 20,000 stock options to Mr. Jon E. Love on appointment to the Board.

On behalf of the Compensation Committee:

(signed) "David V. Richards" (signed) "Paul J. Hill"

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table provides a summary of compensation earned for the fiscal last three years by the President and Chief Executive Officer of the Corporation (the "**Named Executive Officer**"). No other executive or director of the Corporation received compensation, including salary and bonus in any year exceeding $100,000.

	Annual Compensation				Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
		($)	($)	($)	(#)	($)	($)	($)
Sam Kolias	2001	nil	-	-	-	-	-	-
President and Chief	2000(2)	nil	-	-	-	-	-	-
Executive Officer	2000(3)	nil	-	-	-	-	-	-
	1999	nil	-	-	-	-	-	-
	1998	nil	-	-	-	-	-	-
George J. Reti	2001	290,000	-	-	90,000	-	-	-
Executive Vice	2000(2)	nil	-	-	-	-	-	-
President	2000(3)	nil	-	-	100,000	-	-	-
	1999	nil	-	-	100,000	-	-	-
	2001	160,475	-	-	-	-	-	-
Michael Guyette Vice President	2000(2)	(5)	-	-	-	-	-	-
	2001	162,000	-	-	-	-	-	-
Allan Ring(4) Vice President	2000(2)	(6)	-	-	-	-	-	-

Notes:

(1) *Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the named executive officers.*
(2) *Seven months ended December 31, 2000.*
(3) *Twelve months ended May 31, 2000.*
(4) *This employee is no longer employed with Boardwalk Equities Inc.*
(5) *Received consulting fees of $59,999.*
(6) *Received consulting fees of $75,150.*

Stock Options

During 1993, the Corporation established, and the shareholders approved, a Stock Option Plan whereby Common Shares will be available for purchase by the directors, officers and employees of the Corporation. The Stock Option Plan was subsequently amended in 1996 to comply with the requirements of The Toronto Stock Exchange and the number of Common Shares reserved for issuance pursuant to the Stock Option Plan was adjusted to reflect a stock dividend paid effective December 1, 1997. The Stock Option Plan was further amended in 1999 to increase the maximum number of Common Shares which may be issued thereunder and to increase the maximum term of options from five years to ten years. There were no grants of stock options made to the named executive officer during the fiscal year ended December 31, 2001. The Corporation has no plan for any of its employees involving stock appreciation rights.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at December 31, 2000 Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at December 31, 2000 Exercisable/ Unexercisable
	(#)	($)	(#)	$
Sam Kolias	0	0	0/0	0/0

Retirement Plans

The Corporation has no retirement plan, pension plans or other forms of funded or unfunded retirement compensation for its employees.

Indebtedness of Directors and Executive Officers

At no time during the most recently completed financial year was there any indebtedness of any director, executive officer or senior officer, or any associate of any such director or executive officer to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

CORPORATE GOVERNANCE

During the year ending December 31, 2001 the Board of Directors established a Corporate Governance Committee which undertook a comprehensive review of existing Board policies and current pronouncements on recommended "best practices" for Corporate Governance. The Corporation recognizes that proper Corporate Governance is a significant concern for investors and other stakeholders and accordingly the Board of Directors has made a number of changes in an effort to improve the overall Corporate Governance of the Corporation.

In an effort to adopt "best practices" the Board of Directors appointed Mr. Paul Hill, an independent director, as Chairman of the Board. The Corporation has also increased the number of independent directors so that the majority of the Board is now composed of directors who are independent of management of the Corporation. Various committees of the Board of Directors have also been reorganized so that the Board of Directors currently has the following committees:

a. Governance Committee which is responsible for recommending ongoing improvements to the Corporation's corporate governance practices as well as assessing proposed nominations to the Board of Directors;

b. Compensation Committee which is responsible for reviewing executive compensation and other human resource issues;

c. Audit Committee which is responsible for review the Corporation's Financial Statements and meeting with the Corporation's auditors to discuss presentation of the Corporation's Financial results. The Audit Committee is also responsible for considering areas of risk management such as hedging gas supply contracts and long term electricity supply agreements.

In accordance with The Toronto Stock Exchange's guidelines for effective corporate governance as presented in the Dey Committee Report and at the direction of the Corporation's Board of Directors the following analysis outlines Boardwalk's system of corporate governance. This analysis uses definitions contained in the Dey Committee Report and is numbered in response to the specific TSE corporate governance guidelines adopted as a result of such report.

1. The Board has acknowledged its responsibility for stewardship of the Corporation.

    a. The Board participates in the review of and provides guidance to the Corporation's senior executives on development of the Corporation's strategic plans and strategies. This review is done at scheduled meetings each quarter as well as in response to specific corporate opportunities.

    b. The Board has identified the Corporation's principal business risks and has developed a number of key strategies to cushion the Corporation from these risks and to help senior executives to monitor these risks.

    c. The Corporation currently has no formal system of succession planning nor has such a system been developed. A Compensation committee made up of outside Board members periodically reviews the performance of the Chief Executive Officer and other senior executives based on the performance of the Corporation.

    d. The Board has discussed and considered how Boardwalk communicates with its stockholders and the public. The Board reviews and approves all of the Corporation's significant communications.

    e. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal controls and management information systems.

2. The Board comprises eight members, five of whom are unrelated directors and three of whom are members of senior management. It is proposed at the Annual and Special Meeting of the Corporation to increase the board size to nine members. Six of whom will be independent. Boardwalk Properties Company Limited ("**BPCL**"), a private corporation owned by Sam Kolias and Van Kolias, is a significant shareholder of the Corporation. The unrelated directors do not have an interest in BPCL.

3. The Board is made up of:

Sam Kolias	President, Chief Executive Officer	Paul J. Hill	Independent Director
Van Kolias	Senior Vice-President, Quality Control, Assistant Corporate Secretary	Ernest Kapitza	Independent Director
Kevin Screpnechuk	Senior Vice-President, Rental Operations	David V. Richards	Independent Director
		Michael D. Young	Independent Director
		Jon Love	Independent Director

4. The Board has set up a Governance Committee of the Board consisting of Mr. Ernest Kapitza and Mr. Michael Young. Among the responsibilities of the Governance Committee is to review and develop criteria for adding new directors to the Board of the Corporation.

5. The Governance Committee annually circulates questionnaires to each member of the Board which allows them to assess Board effectiveness, Committee effectiveness and their own contribution to the Board of Directors.

6. Each new member of the Board of Directors is asked to review Board and Committee minutes for the prior 12 months together with the Corporation's press releases, Annual Report and Annual Information Form. New Board members also meet with senior management for an orientation session which includes a site tour, a review of head office operations and discussions with senior management regarding the Corporation.

7. The Board feels that the current number of Board members has been adequate to provide the appropriate level of skill and advice to guide the Corporation. As the Corporation grows and matures the addition of new directors will be considered.

8. The Board, through it's Compensation Committee, periodically reviews the adequacy and form of the compensation of Directors.

9. The Board of Directors currently has three committees; the Governance Committee, The Compensation Committee and the Audit Committee. Each of the Committees is composed entirely of independent directors. In addition Mr. Paul Hill, an independent director serves as Chairman of the Board.

10. The Governance Committee is composed of two independent directors and is responsible for recommending and implementing improvements to the Corporation's corporate governance as well as assessing and proposing nominees to the Board of Directors.

11. To date the Corporation has not developed position descriptions for the Board or the CEO. The Board currently sets the Corporation's annual objectives which become the objectives against which the CEO's performance are measured.

12. With the Board consisting of both related and unrelated directors the Board has not been able to function completely independently of executive management. However, in matters that require

independence of the Board from management, only the unrelated Board members take part in the decision making responsibilities and evaluations.

13. The Audit Committee is composed of three unrelated directors. The roles and responsibilities of the Audit Committee have been defined and include responsibility for management reporting and internal controls. The Audit Committee has direct communication channels with the external auditors of the Corporation.

14. The Corporation permits outside directors to engage advisors at the Corporation's expense provided approval for such advisors is obtained from the full Board or from the Chairman of the Board.

DATE: March 25, 2002

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) "Sam Kolias"
President and Chief Executive Officer

(signed) "Roberto A. Geremia"
Senior Vice President, Finance and
Chief Financial Officer

SCHEDULE "A"

ORDINARY RESOLUTION OF SHAREHOLDERS APPROVING, RATIFYING AND CONFIRMING THE SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED THAT:

1. The Shareholder Rights Plan, the terms and conditions of which are set out in the Shareholder Rights Plan Agreement dated December 24, 2001, as amended and restated on March 20, 2002, between Boardwalk Equities Inc. (the "**Corporation**") and Computershare Trust Company of Canada (the "**Rights Agreement**"), and the distribution and continued existence of the rights distributed pursuant to the Rights Agreement, be and the same is hereby ratified, confirmed and approved;

2. Any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation and as a corporate act of the Corporation to sign and deliver, under corporate seal or otherwise, all such instruments, certificates, documents, directions, notices, acknowledgments and receipts and including, without limitation, execution of the Rights Agreement, to perform and to do all other acts and things as the director or officer in his discretion considers to be necessary or advisable to give effect to these resolutions, such execution being evidence of this approval and the approval of the director or officer; and

3. Notwithstanding that these resolutions have been duly passed by the holders of the outstanding common shares of the Corporation, the directors of the Corporation are hereby authorized and empowered, if they decide not to proceed with any of the actions contemplated in the foregoing resolutions, to revoke these resolutions at any time prior to the proposed effective date for such action without further notice to, or approval of, the holders of the common shares.

SCHEDULE "B"

ORDINARY RESOLUTION OF SHAREHOLDERS APPROVING, RATIFYING AND CONFIRMING AMENDMENTS TO STOCK OPTION PLAN AND GRANT OF STOCK OPTIONS

"BE IT RESOLVED, as an ordinary resolution of the holders of the Common Shares of Boardwalk Equities Inc. (the "**Corporation**"), that:

1. an amendment to the Stock Option Plan (the "**Plan**")of the Corporation to increase the maximum number of options to purchase common shares of the Corporation ("**Options**") which may be issued thereunder by 500,000 Options be and the same is hereby approved and authorized.

2. the grant of an aggregate of 1,007,795 Options to employees, officers and directors of the Corporation in the fiscal year ended December 31, 2001 is hereby approved and ratified.

3. the Plan be amended by adding the following provisions, and that all future Option Agreements entered into by the Corporation as grantor of Options include the following terms:

"3.04 AMALGAMATION OR MERGER

In the event of:

a. the sale by the Corporation of all the assets of the Corporation or substantially all the assets of the Corporation to a person, corporation, partnership or other entity at arm's length to the Corporation, as that term is defined in the *Income Tax Act* (Canada); or

b. the acquisition, directly or indirectly, (otherwise than pursuant to a formal bid referred to in Section 3.05 below) by any person (whether from the Corporation or from any other person) of securities of the Corporation entitled to vote in respect of the election of directors of the Corporation in all circumstances or in specified circumstances that have occurred and are continuing or will with a lapse of time or notice or both occur (collectively referred to as "**Voting Shares**") or other securities of the Corporation having rights of purchase, conversion or exchange into Voting Shares which acquired securities, together with securities of the Corporation held, directly or indirectly, by such person and persons acting jointly or in concert with such person, will have votes attaching thereto exceeding 50% of the number of votes attaching to the issued and outstanding Voting Shares (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of Voting Shares such person or persons would be entitled to); or

c. the amalgamation, arrangement, merger or other consolidation of the Corporation with or into any one or more other corporations (other than where each of such other corporations is a wholly-owned subsidiary of the Corporation):

i. where the number of Voting Shares or other securities of the successor or continuing corporation having rights of purchase, conversion or exchange into Voting Shares of the successor or continuing corporation (assuming the purchase, conversion or exchange of such other securities whether then purchasable, convertible or exchangeable or not into the highest number of Voting Shares of the successor or continuing corporation such persons would be entitled to) held directly or indirectly by a person or combination of persons acting jointly or in concert exceeds 50% of the issued and outstanding Voting Shares of the successor or continuing corporation (assuming the purchase, conversion or exchange of such other securities whether then purchasable, convertible or exchangeable or not into the highest number of Voting Shares of the successor or continuing corporation such persons would be entitled to); or

ii. pursuant to which the Chief Executive Officer of the Corporation immediately prior thereto is not immediately thereafter the Chief Executive Officer of the successor or continuing corporation; or

iii. which, in the opinion of the Board of Directors, should be subject to this Section 3.04 in order to fairly protect the rights of an Optionee;

then an Option may be exercised, notwithstanding any provision in the Plan or any agreement relating to such Option governing vesting of such Option, as to all or any of the Common Shares in respect of which the Option has not been exercised on or before the earlier of the expiration time of the Option Period (the "**Expiration Time**") and 4:00 p.m. (Calgary time) on that date which is 90 days after the date of notice to the Optionee of such event. After such date the provisions of the Option shall reapply with respect to the balance of the Common Shares in respect of which this Option has not been exercised provided that, for the purposes of any provision in this Plan or any agreement relating to such Option governing vesting of such Option, any Common Shares purchased pursuant to this subsection shall be deemed to have been the Common Shares in respect of which the Optionee could have exercised the Option earliest.

3.05 TAKE-OVER BID

In the event of a bona fide formal bid (within the meaning of the *Securities Act* (Alberta)) being made to acquire outstanding Voting Shares or other securities of the Corporation having rights of purchase, conversion or exchange into Voting Shares which together with securities of the Corporation held directly or indirectly by the offeror, together with persons acting jointly or in concert with the offeror, will have votes attaching thereto exceeding 20% of the votes attaching to the issued and outstanding Voting Shares, (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of Voting Shares such offeror and other persons, if any, would be entitled to), then the Corporation shall give notice of such bid to all Optionees immediately upon becoming aware of such bid and in any event at least 14 days before the expiration of such bid. Subject to the condition subsequent set forth below, Optionees shall have the right, whether or not such notice is given to them by the Corporation, to exercise their Options, notwithstanding any provision in this Plan or any agreement relating to such Options governing vesting of such Options, as to all or any of the Common Shares in respect of which the Options have not been exercised on or before the earlier of the Expiration Time and the expiration of the bid; provided, however, that such exercise shall only be for the purpose of tendering such shares pursuant to such bid. The foregoing right is subject to the condition that if for any reason such shares are not so tendered or, if tendered, are not for any reason taken up and paid for by the offeror pursuant to the bid, the Options respecting any such shares shall be deemed not to have been exercised, any such shares shall be added back to the number of Common Shares, if any, remaining unexercised hereunder and upon presentation to the Corporation of share certificates representing such shares properly endorsed for transfer back to the Corporation, such share certificates shall be deemed not to have been issued and the Corporation shall refund to the Optionees all consideration paid by them. After the earlier of the Expiration Time and the expiration of the bid, the provisions of the Options shall reapply with respect to the balance of the Common Shares in respect of which Options have not been exercised; provided that, for the purposes of any provision in this Plan or any agreement governing the vesting of Options, any Common Shares purchased pursuant to this subsection shall be deemed to have been the Common Shares in respect of which an Optionee could have exercised their Options earliest."

4. any director or officer of the Corporation be and he is hereby authorized and directed to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver, for, and on behalf of and in the name of the Corporation, all such documents, instruments and agreements as such officer or director may, in his sole and absolute discretion, determine to be necessary or desirable to carry out the foregoing provisions of this resolution, the doing of all such acts and things and the execution and delivery of all such documents, instruments and agreements being conclusive evidence of such determination and of the approval of the Board of Directors of the Corporation,

BOARDWALK EQUITIES INC.

PROXY

Solicited by management to be used at the Annual Meeting of the Shareholders to be held on April 30, 2002.

The undersigned shareholder of Boardwalk Equities Inc. (the "**Corporation**"), hereby appoints Sam Kolias, President and a director of the Corporation, or, failing him, Roberto Geremia, Senior Vice President Finance and Chief Financial Officer of the Corporation, or instead of either of the foregoing, ______________________________________ as proxy, with the power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual Meeting (the "**Meeting**") to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on April 30, 2002, at 3:00 p.m. (Calgary time) and at any adjournment or adjournments thereof, and at any poll or polls which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournments thereof, and without limiting the foregoing, the said proxy is hereby instructed to vote at the said Meeting as specified below:

1. ☐ FOR or ☐ WITHHOLD FROM VOTING, or if no choice is specified FOR the election of the nominees specified in the Management Information Circular as directors for the ensuing year.

2. ☐ FOR or ☐ WITHHOLD FROM VOTING, or if no choice is specified FOR the appointment of Deloitte & Touche as the auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors.

3. ☐ FOR or ☐ AGAINST, or if no choice is specified, FOR the adoption of the Shareholder Rights Plan by the Corporation pursuant to the Shareholder Rights Agreement among the Corporation and Computershare Trust Company of Canada, as Rights Agent, dated December 24, 2001, as amended on March 20, 2002.

4. ☐ FOR or ☐ AGAINST, or if no choice is specified, FOR the proposed amendments to the Corporation's Stock Option Plan and the ratification of certain stock options grants as discussed in the Management Information Circular dated March 25, 2002.

5. On any other business which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

The shares represented by this Proxy will be voted in accordance with any instructions on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this Proxy is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this Proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the Proxy.

The undersigned hereby revokes any proxy previously given for the Meeting referred to herein.

DATED this day of , 2002.

Address (Please Print)	Signature of Shareholder
	Name (Please Print)
	Number of Common Shares

Notes:

a. This form of proxy must be dated and signed by the shareholder or his attorney in writing or, if the shareholder is a body corporate this form of proxy must be executed under its corporate seal by a director, officer or attorney thereof duly authorized. If this form of proxy is not dated in the above space, it is deemed to bear the date on which it was mailed by the Corporation.

b. **A Shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose or complete another form of proxy.**

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS FORM OF PROXY AND RETURN IT TO THE CORPORATION' S TRANSFER AGENT IN THE ENVELOPE PROVIDED FOR THIS PURPOSE.

The Management's Discussion and Analysis focuses on key statistics from the consolidated financial statements and pertains to known risks and uncertainties relating to the real estate industry. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. To obtain the best overall perspective, however, this discussion should be read in conjunction with material contained in other parts of this annual report and with the Corporation's audited financial statements for the 12 months ended December 31, 2001, and the seven months ended December 31, 2000, and the 12 months ended May 31, 2000.

Effective December 31, 2000, the Corporation changed its fiscal period end to December 31 from May 31. As such, the discussion that follows focuses on the audited 12 months ended December 31, 2001, compared to the audited results for the seven months ended December 31, 2000, and the audited results for the 12-month period ended May 31, 2000. In order to facilitate a more informative comparison, we will, where possible, compare the information on a per-unit basis. The reader is cautioned that the real estate industry is subject to seasonal fluctuation that will affect straight comparisons of these amounts.

Special note regarding forward-looking statements

Certain statements in this discussion constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words "believe", "expect", "anticipate", "intend", "estimate", "assume", "project" and other similar expressions that predict or indicate future events and trends or that do not relate to historical matters.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements made in this discussion and in the materials incorporated herein by reference are based on assumptions and judgments of management regarding future events and results. These assumptions and judgments may prove to be inaccurate as a result of a number of factors, many of which are beyond our control, and our actual results may differ materially from the results contemplated in such forward-looking statements. Such factors include, but are not limited to, the following:

- Changes in national, international or regional economic conditions may affect the real estate market, which is cyclical in nature and highly sensitive to such changes, including, among other factors, levels of employment, discretionary disposable income, consumer confidence, available financing and interest rates;
- We may be unsuccessful in managing our current growth in the number of properties and the related growth of our business operations;
- Our previous and possible future expansion into new geographic market areas may not produce financial results that are consistent with our historical performance;
- We may not be able to locate suitable property acquisitions;
- We may have additional compliance costs due to changes in any environmental or other laws and regulations that govern the acquisition on sale of real estate and various aspects of our financing operation or our failure to comply with any law or regulation;
- Renovation costs may exceed our original estimates;
- We may not lease-up properties under renovation on schedule, resulting in a lower than expected return on asset and return on equity;
- Market forces may change and the anticipated loss-to-lease amounts may not materialize as anticipated;
- Loss of key management may result in a significant increase in administrative expenses due to the current compensation plan for senior executives being modelled on a pure option basis;
- Occupancy rates and market rents may be adversely affected by local economic and market conditions, which are beyond our control;
- We may be unable to locate external sources of liquidity on favorable terms to support our operations and acquisition and renovation strategies, or satisfy our debt and other obligations;
- Our cash flow may be insufficient to meet required payments of principal and interest and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness;
- Our sales and marketing techniques may not be successful, may not be accepted by consumers, may impose limitations on our operations or may be adversely impacted by legal or other requirements.

We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Boardwalk Equities Inc. (hereafter "Boardwalk", "the Company", or "the Corporation") is a fully integrated, customer-oriented, multi-family residential real estate ownership and management company. It is Canada's largest publicly traded multi-family residential corporation and specializes in the acquisition, operation, value enhancement and selling of multi-family residential properties within Canada. Boardwalk's portfolio is located in Alberta, Saskatchewan and Ontario. The head office is situated in the City of Calgary, although the Company is progressively expanding across Canada. At year-end, December 31, 2001, Boardwalk recorded assets of approximately $1.5 billion, and owns a 100% interest in well over 200 properties comprising approximately 25 million gross rentable square feet.

A COMMITMENT TO VALUE CREATION

Boardwalk's mission statement, "to efficiently provide the best value in carefree living at competitive prices and utmost customer satisfaction", defines its operational strategy. The Company believes that by following this strategy, it will continue to focus on enhancing value by generating substantial growth in its overall operating cash flows and create realizable appreciation in real estate values. Achieving this goal requires the application of fully integrated core strategies of focused investing, superior property management and the implementation and efficient use of technologies and strategic asset management to the following:

- The strategic acquisition of existing multi-family residential properties throughout Canada;
- The review, and where required upgrade, of existing services and facilities to enhance property value to the customers' satisfaction;
- The continued enhancement of cash flow from existing properties;
- The stabilization of new projects to increase cash flows;
- The maintenance of a focused sales discipline;
- The reinvestment of all released equity back into the portfolio to assist in additional value-added opportunities.

With the implementation of these multi-dimensional strategies, Boardwalk will continue to enhance overall growth in the short, medium and long term. To support the Corporation's overall operating strategy, it is necessary to:

- Ensure ample capital is available at all times for acquisitions and value added enhancements;
- Utilize suitable levels of leverage where appropriate;
- Optimize the use of National Housing Act (NHA) insurance through Canada Mortgage and Housing Corporation (CMHC) to enhance leverage and access to lower financing rates;
- Allocate capital to existing project enhancement and continuing new acquisition;
- Actively manage the Corporation's exposure to interest rate risk.

In the following discussion, we will attempt to provide the reader with an understanding of how these strategies affect the operating results and shareholder value of the Corporation. We will also review the related risks, opportunities and trends, as well as possible impacts of these strategies on Boardwalk's future performance.

Review of consolidated statement of earnings

Boardwalk generates revenues, cash flows and earnings from two separate sources, these being rental operations and sales of properties held for resale. Boardwalk's most consistent source of income is its rental operations. Income from this source is derived from leasing individual units to customers based on lease terms varying from month-to-month terms to 12-month lease terms. Additional income is derived from the sale of selected properties. Sales of these properties are part of Boardwalk's overall strategy and the equity released is then targeted for reinvestment back into the Corporation for acquisition of new rental product, to assist in the value enhancement program or the acquisition of the Corporation's common stock in public markets.

RENTAL OPERATIONS

(CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)

		12 months December 31, 2001		7 months December 31, 2000		12 months May 31, 2000
		(AUDITED)		(AUDITED)		(AUDITED)
Rental revenue	$	205,281	$	110,771	$	178,147
Expenses						
Operating expenses	$	22,865	$	14,121	$	22,471
Utilities		31,549		14,713		20,140
Utilities rebate		(4,967)		–		–
Property taxes		19,743		11,004		18,431
	$	69,190	$	39,838	$	61,042
Average rent per month	$	664	$	637	$	620
Operating costs per unit per month	$	226	$	229	$	212
Occupied rental levels per month	$	698				
Estimated market rent levels per month	$	744				

Rental revenue

Fiscal 2001 continued to report strong rental operating results. Average rental rates increased to $664, as compared to $637 (an increase of 4%) and $620 (an increase of 7%), for the seven months ended December 31, 2000, and 12 months ended May 31, 2000, respectively.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, revenue increases are also related to a continued increase in overall average monthly rent complimented by a lower overall average vacancy rate.

December 2001 compared to May 2000. The reported increase of $27.1 million, or 15%, is the combined result of an increase in the overall average rental rate per month, as noted above; this translates to a 7% increase and the continued external addition of rental properties. On average, the period ended December 31, 2001, had a weighted average month unit count of 25,474, a 6% increase from the 23,944 average during the fiscal period ended May 31, 2000.

Expenses

Boardwalk's operating expenses have decreased slightly on a per unit basis. The slight decrease is mainly the result of the Government of Alberta rebate program, which will be discussed in detail later in this section.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' data.

December 2001 compared to May 2000. The increase of $8.2 million, or 13%, is mainly the result of increased utility charges, in particular natural gas prices in the Alberta market. An additional reason for this increase, as discussed above, related to the approximately 6% increase in the number of rental units the corporation controlled during the December 2001 fiscal period as compared to the May 2000 12-month fiscal period.

Total revenues
(Cdn.$ millions)


97
51.1
98
108.2
99
186.0
00
217.9
00*
147.1
01
227.3
*seven months ending December 31.

Net rental operating income
(Cdn.$ millions)


97
18.5
98
48.1
99
93.7
00
117.1
00*
70.9
01
136.1
*seven months ending December 31.

Net rental income
(Cdn.$ millions)


97
4.8
98
22.1
99
47.3
00
58.9
00*
33.5
01
68.7
*seven months ending December 31.

ALBERTA RENTAL OPERATIONS

(CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)	12 months December 31, 2001 (UNAUDITED)	7 months December 31, 2000 (UNAUDITED)	12 months May 31, 2000 (UNAUDITED)
Rental revenue	$ 142,795	$ 78,220	$ 132,528
Expenses			
Operating expenses	$ 15,478	$ 9,105	$ 16,605
Utilities	21,430	11,538	14,655
Utilities rebate	(4,921)	–	–
Property taxes	10,281	5,771	11,568
	$ 42,268	$ 26,414	$ 42,828
Average rent per month	$ 694	$ 664	$ 643
Operating costs per unit per month	$ 206	$ 224	$ 208
Occupied rental levels per month	$ 726		
Estimated market rent levels per month	$ 781		

Rental revenue

Rental revenue has increased in Boardwalk's Alberta portfolio. Average per month rates reached $694, representing a 5% increase over the average for the seven-month period ended December 31, 2000, and representing an 8% increase from $643 for the 12-month period ended May 31, 2000.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, revenue increases are also related to the continued increase in overall market rents combined with a lower average vacancy rate.

December 2001 compared to May 2000. The reported increase of $10.2 million, or 8%, is the result of an increase in the overall average rental rate. Rental rates in Calgary have increased significantly, the result of increased demand and the lack of new supply, which is not economically justifiable given the current level of market rents. In addition, the weighted average number of units available for rent in Boardwalk's Alberta portfolio actually dropped 10%, to 16,989, versus 17,165 for the fiscal period ended May 2000. The decrease is the result of Boardwalk's strategy of selling selected properties.

Expenses

Boardwalk's operating expenses on a per-unit basis have decreased from those reported in the comparative periods. The main reason for the decrease is the utility rebates the Corporation received in 2001. During the 12 months ended December 31, 2001, the Corporation was the beneficiary of approximately $5 million in the form of rebates received under two separate programs implemented by the Government of Alberta. The first was provided to assist with the increasing cost of natural gas. Natural gas prices increased more than 300% from previous periods as a result of increased demand in North America. The natural gas rebate program consisted of a rebate of $6.00 per gigajoule used by residential users. This program ran from January 1, 2001, to March 31, 2001, and accounted for the majority of the reported rebate. The remaining rebate relates to an electrical rebate program that ran for the duration of the 2001 fiscal year. Effective January 1, 2001, Alberta deregulated its electrical industry; this, combined with a significant increase in demand, resulted in electrical rates increasing during 2001 to rates three times previous years. To assist residential customers with the sudden increase, the Alberta Government began an electrical rebate program based on usage; residential customers were rebated $0.03 per KWH of usage. Boardwalk received a total electrical rebate of $1.7 million during the year.

Acknowledging these external pressures on resources prices, Boardwalk implemented a fixed gas and electrical contract strategy. The gas contract was fixed until March 31, 2002, at a rate of $8.00 per gigajoule. Electrical prices were also fixed at a weighted average rate of $0.074 per KWH for terms of two to four years. The expiration of the electrical contracts was timed to coincide with the point at which the market is expected to receive a significant amount of new supply. Management acknowledges that the fixed pricing of the gas contract is at rates in excess of current market rates; however, at the time Management felt it was in the best interest of the Company to mitigate the risk of constantly increasing natural gas prices.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, operating costs experienced significant upward pressure from increasing utility charges, mainly the result of deregulation in the electrical and natural gas markets. Offsetting this were rebates received from the Alberta Provincial Government.

December 2001 compared to May 2000. Operating expenses decreased from those posted for the fiscal period ended May 31, 2000. The main reason for the decrease was the rebates received by the Corporation during the 2001 fiscal year. In addition, as was previously stated, there were fewer weighted average Boardwalk units in Alberta during the fiscal period ended May 2000 compared to the current period.

SASKATCHEWAN RENTAL OPERATIONS

(CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Rental revenue	$ 31,858	$ 16,900	$ 28,437
Expenses			
Operating expenses	$ 3,326	$ 1,861	$ 3,302
Utilities	4,223	1,386	2,863
Utilities rebate	–	–	–
Property taxes	4,808	2,589	3,874
	$ 12,357	$ 5,836	$ 10,039
Average rent per month	$ 573	$ 575	$ 565
Operating costs per unit per month	$ 222	$ 199	$ 200
Occupied rental levels per month	$ 610		
Estimated market rent levels per month	$ 621		

Rental revenue

Boardwalk's Saskatchewan portfolio had a stable performance in fiscal 2001, with average rental rates consistent with those reported in the comparable periods. The main reason for this flat performance was the occupancy of the portfolio. Fiscal 2001 witnessed an increased level of vacancy due to seasonal factors.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. Average rents remained flat compared to the fiscal period ended December 31, 2000.

December 2001 compared to May 2000. The reported increase of $3.4 million, or 12%, is mainly the result of an increased number of overall weighted average units in the December 2001 figure, as compared to the fiscal period ended May 31, 2000. During the current period there were an average of 4,637 units per month; this is 11% higher than the 4,197 weighted average units per month in the comparative period.

Expenses

Boardwalk's Saskatchewan portfolio has experienced an increase in overall operating expenses. The increases are mainly focused in the utility and property tax areas.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, there was an increase in overall utility charges resulting from upward pressure on market natural gas pricing.

December 2001 compared to May 2000. The reported increase of $2.3 million, or 23%, is the combined result of having 12% more weighted average units, an increase in overall utility charges and an increase in reported property taxes.

ONTARIO RENTAL OPERATIONS

(CDNS THOUSANDS, EXCEPT PER UNIT AMOUNTS)	12 months December 31, 2001 (UNAUDITED)	7 months December 31, 2000 (UNAUDITED)	12 months May 31, 2000 (UNAUDITED)
Rental revenue	$ 29,844	$ 15,151	$ 17,058
Expenses			
Operating expenses	$ 3,257	$ 2,304	$ 2,548
Utilities	5,800	2,643	2,605
Utilities rebate	–	–	–
Property taxes	4,662	2,643	2,978
	$ 13,719	$ 7,590	$ 8,131
Average rent per month	$ 642	$ 571	$ 553
Operating costs per unit	$ 297	$ 258	$ 264
Occupied rental levels	$ 679		
Estimated market rent levels	$ 728		

Rental revenue
Boardwalk's Ontario portfolio has continued to show improvement with average rents increasing to $642, representing a 12% increase from the average rents reported for the seven months ended December 2000 and a 16% increase over the average rents reported for the 12-month period ended May 31, 2000. Average operating costs also increased from the comparable period, mainly as a result of increased utility charges.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. On average, rental rates increased 12% from the comparable periods. The increase is the result of a reported decrease in vacancy combined with an increase in overall market rents.

December 2001 compared to May 2000. The reported increase of $12.8 million, or 73%, is mainly the result of an increased number of overall weighted average units in the December 2001 figure, as compared to the fiscal period ended May 31, 2000. During the current period there were an average of 3,849 units per month; this is 50% higher than the 2,571 weighted average units per month in the comparable period. The increase may also be attributed to an overall decrease in Boardwalk's Ontario vacancy, mainly the result of an increased stabilization of the portfolio combined with an overall increase in market rental levels.

Expenses
Boardwalk's Ontario portfolio has experienced an increase in operating expenses, mainly due to the fact that the portfolio has increased dramatically over the comparable periods.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, there was a noted increase in the overall utility charges, resulting from upward pressure on market natural gas pricing.

December 2001 compared to May 2000. The reported increase of $5.6 million, or 69%, is the combined result of having 50% more weighted average units along with a notable increase in overall utility charges and an increase in reported property taxes.

MARKET RENT ANALYSIS

One of the meaningful analytical indicators of future performance is what is known as a mark to market rental adjustment. The mark to market adjustment is determined by comparing the current market rents to the weighted average rent for the current period. The following chart compares current rental levels to those of the posted market. The reader is cautioned that, even though the Company does have lease terms in excess of 12 months, there are numerous external and internal economic pressures which may impede the Corporation's ability to obtain these rents in the foreseeable future.

	Per unit per month				
	Estimated market rent December 31, 2001	Occupied rent 12 months ended December 31, 2000	Mark to market	Units December 31, 2001	Annualized impact*
Alberta	$ 781	$ 726	$ 55	17,169	$ 10,992,000
Ontario	$ 728	$ 679	$ 49	4,076	2,325,000
Saskatchewan	$ 621	$ 610	$ 11	4,644	$ 595,000
	$ 744	$ 698	$ 46	25,889	$ 13,912,000

*The annualized impact has imputed in it a stabilized estimated 3% vacancy factor.

PORTFOLIO VACANCIES

Boardwalk's overall operations are significantly impacted by the level of property vacancy. Property vacancy represents the number of suites vacant for the given time period from which no rental cash flow is collected. The following chart depicts overall vacancy levels for the reporting periods. The sensitivity to vacancy of the portfolio can be shown by the fact that, given Boardwalk's current rental portfolio of 25,889 units at current market rents of $744 per month, a 1% change in the average annual vacancy would impact operational cash flows by approximately $2.3 million, or $.05 per diluted share.

	December 2001	December 2000	May 2000
Alberta	4.45%	3.96%	5.10%
Ontario	5.53%	9.35%	13.20%
Saskatchewan	6.16%	5.14%	4.24%
	4.93%	4.98%	5.95%

OPERATIONAL SENSITIVITIES

Given the nature of Boardwalk's rental operations, certain sensitivities exist that may have a material impact on the overall operational outcome, although there are numerous external factors. The three most material factors include overall portfolio vacancy and the impact of changes in natural gas pricing.

Vacancy sensitivity

As with all real estate, Boardwalk has a sensitivity to vacancy. Based on the current reported market rent, a 1% annualized change in reported vacancy would impact overall rental operations by approximately $2.4 million, or $.05 per share on a diluted basis.

Natural gas pricing

With the recent instability in natural gas pricing, management feels it is imperative to disclose Boardwalk's sensitivity to overall changes in the natural gas commodity pricing. Based on existing natural gas consumption of approximately 1.35 million gigajoules, Boardwalk's sensitivity to a $1.00 change in annual natural gas pricing is approximately $1.35 million, or approximately $.03 per share. As was noted above, Boardwalk's current natural gas pricing of $8.00 per gigajoule expires at the end of March 2002. Based on current natural gas pricing of approximately $3.34, the annualized cost savings would be $6.3 million, or $0.13 per diluted share. The reader is cautioned that the pricing of natural gas fluctuates daily and, as such, the annual impact of the change may vary materially from that reported above.

STABILIZED BUILDING ANALYSIS

Boardwalk defines a stabilized building as one that it has owned for a 24-month period or greater. Although at the end of this period not all value enhancements have been completed, it is believed that during this time the majority of the internal upgrades have been completed, along with a portion of required external enhancements. The following chart compares Boardwalk's stabilized properties on a year-over-year basis.

	Rental revenues	Rental expenses	NOI	% of stabilized NOI
Edmonton	4.5%	3.2%	12.7%	42.4
Calgary	7.6%	0.0%	10.5%	25.7
Other Alberta	11.8%	6.7%	13.8%	8.0
Ontario	12.7%	8.3%	17.1%	9.9
Saskatoon	0.5%	10.2%	(5.0%)	5.6
Regina	3.3%	9.2%	(0.2%)	8.4
Total stabilized	8.4%	4.9%	10.3%	100

Over 23,717 units, or 91% of Boardwalk's portfolio, have been classified as stabilized at December 31, 2001. This is up from 19,916, or 80% of the portfolio, at December 31, 2000. Overall, Boardwalk's stabilized portfolio reported an increase in rental revenue of $14.8 million, or 8%. As with Boardwalk's overall portfolio, the increase in revenues is the result of stronger market rents and lower vacancies. Operating expenses increased mainly as a result of increased utility and property taxes.

FINANCING COSTS

Boardwalk's overall strategy continues to be the acquisition of properties at levels well below that of present replacement values. These properties are then subjected to the Company's stabilization program, focusing on value-enhancing upgrades. Boardwalk's strategy is to leverage these properties to 85% of the purchase price and, where appropriate, add additional financing for all upgrades performed on the properties.

Because Boardwalk concentrates on multi-family residential real estate, it is eligible to obtain government-backed insurance through the National Housing Act, administered by Canada Mortgage and Housing Corporation. The benefits of purchasing this insurance are twofold. The first is that this insurance allows for the increase in the lending limit from the conventional 75% threshold to 85%. The second benefit is that financing obtained is priced at a lower spread to the related Government of Canada Bonds. Although spreads will vary, they are currently priced between 50 and 80 basis points from the related Canadian Government Bonds. This compares to more conventional financing, which may range from 125 to 175 basis points from the respective bonds. The third benefit relates to the lowering of Boardwalk's overall financing risk. Once insurance is obtained on the related mortgage, the insurance is transferable and follows the mortgage for the complete amortization period, usually 25 years. As such, the insurance is transferable between lenders and thus lowers the overall risk of the Corporation being able to refinance the asset on maturity.

Financing costs for fiscal 2001 were $67.5 million, up $29.6 million from the amounts reported for the seven months ended December 2000 and up $9.3 million from the amount posted for the 12 months ended May 2000. The reported increase, when compared to the December 2000 amounts, is mainly the result of the fact that the fiscal period ended December 2000 represented only a seven-month period as compared to the 12 months for fiscal 2001. This increase, in comparison to the 12-month fiscal period ended May 2000, was the combined result of increased leverage in the Corporation's overall portfolio and the financing of new acquisitions; offsetting this was the fact that the Corporation's overall weighted average interest rate decreased to 6.15%, compared to the 6.27% reported at December 31, 2000, and the 6.29% at May 2000. As a percentage of overall rental revenue, financing charges represent 33%, as compared to 34% for the December 2000 fiscal period, along with 33% in the 12-month fiscal period ended May 31, 2000.

FINANCING SENSITIVITY

Although Boardwalk does manage its finance risk in a variety of ways, which will be discussed later, it is important for the reader to understand the potential impact to the Corporation as a whole with respect to significant interest rate changes. An annualized 1% change in the market interest rate would have an estimated impact of $11.1 million, or $0.22 per diluted share.

PROPERTY HELD FOR RESALE

A major source of Boardwalk's overall operating income is the sale of units classified as properties held for development and resale. For the most part, the units in this category are classified as mature properties, which implies limited capital appreciation remaining on a pure rental basis for these locations in comparison to other more accretive investment opportunities. Once a property has reached this stage, it is sold in a single bulk sale transaction. The proceeds are then reinvested in the Corporation and used either to acquire other accretive multi-family properties, or to assist in value-added capital improvements. The following chart details the reported sales.

	December 31, 2001	December 31, 2000	May 31, 2000
Cash received	$ 14,787	$ 16,783	$ 12,922
Vendor take back mortgage	4,700	–	15,133
Debt assumed	2,501	19,528	11,769
Total proceeds	$ 21,988	$ 36,311	$ 39,824
Net book value	$ 13,939	$ 24,258	$ 24,017
Gain on sale	$ 8,049	$ 12,053	$ 15,807
Units sold	307	438	689

Sales recorded during the 12 months ended December 31, 2001, were $22 million; this compares to the $36.3 million reported for the seven months ended December 2000 and $39.8 million reported for the 12 months ended May 31, 2000. The decrease in the reported amounts is the direct result of a decreased number of units sold. As noted previously, the sale of properties is a normal part of the Corporation's operations. Increasing demand for multi-family product increased prices for new acquisitions dramatically in the 2001 fiscal year. The Corporation's ability to reinvest equity from sold buildings in new accretive acquisitions has slowed as a result. The Corporation has decreased its sales program accordingly. On a per-unit sold basis the average sale price was $72,000, as compared to $83,000 and $58,000 for the periods ended December 31, 2000, and May 31, 2000, respectively. Net margins on a per-unit sold basis of $26,000 were a slight decrease from $28,000 per-unit recognized for the fiscal period ended December 31, 2000, and a 13% increase from the $23,000 reported during the May 2000 fiscal year. The reader is cautioned that each property's sales price and resulting margin is unique, and significant variations in average sale prices will occur.

ADMINISTRATION

Included in these costs is property administration, costs associated with Boardwalk's technological initiative, regional distribution center administration, the expansion of Boardwalk's associate base to assist in the acquisition and operation of these facilities, related communication charges and head office salaries. It is the Company's belief that allocating funds to these areas will further enhance value and performance. The amount reported for the 12 months ended December 31, 2001, was $15.6 million; this represents an increase of $6.7 million from the $8.9 million reported for the seven months ended December 31, 2000, and a decrease of $1.3 million from the $16.9 million reported for the 12 months ended May 31, 2000.

If we look at these costs on a per weighted average unit basis we note that for the fiscal period ended December 31, 2001, the average was $51 per unit per month. This amount is consistent with the reported amount for the seven months ended December 31, 2000, and a decrease from $59 per unit per month for the fiscal period ended May 31, 2000. The overall decrease is mainly the result of the roll out of Boardwalk's Real Time Property Management Software, which transfers all property administration from head office to the site level, combined with the Corporation's continued focus on efficiency.

Rental interest coverage before corporate charges (Ratio)


97 1.35
98 1.85
99 2.18
00 1.99
00* 1.98
01 1.91

*seven months ending December 31.

Debt to equity (Ratio)


97 3.5
98 3.0
99 3.7
00 3.5
00* 3.4
01 3.9

*seven months ending December 31.

Average acquisition cost per unit (Cdn.$ thousands)


97 40.0
98 46.2
99 45.4
00 44.0
00* 47.2
01 42.8

*seven months ending December 31.

Capital upgrades (Cdn.$ millions)


97 5.9
98 27.5
99 86.3
00 83.4
00* 40.1
01 52.9

*seven months ending December 31.

AMORTIZATION

Amortization expense relates to the charge to earnings that is estimated to occur on the wear and tear of specific assets. Although multi-family assets historically have actually appreciated in value, under existing accounting reporting requirements an estimate is required to be made and charged to related earnings. To address the uniqueness of the amortization of these long-lived assets, many corporations amortize the majority of their building assets using the sinking method of amortization.

Management reviews its key amortization estimates on an ongoing basis and, if warranted, will adjust these estimates on a prospective basis. Effective October 1, 2001, the Corporation revised its estimated life on concrete low-rise and wood-frame construction buildings, including town homes, to have a maximum life not exceeding 40 years for amortization. High-rise concrete buildings will continue to have a maximum life of 50 years. In addition, each project is reviewed on an individual basis, and a shorter life is given to projects where warranted (factors reviewed include: construction materials, location of property and capital maintenance). This change in estimate resulted in a $700,000 increase in amortization for the fourth quarter of 2001.

December 2001 compared to December 2000. Amortization reported for the current period of $53.6 million represents an increase of $26.2 million as compared to the amount reported for fiscal 2000. The increase is mainly the result of the fact that the December 2000 fiscal period represents only a seven-month period, as compared to the 12 months reported in current results.

December 2001 compared to May 31, 2000. The increase in amortization when comparing the 12-month fiscal periods ended December 2001 and May 2000 represents $16.7 million, or 45%. The increase is the result of the use of the sinking fund method, which incorporates an appreciating amortization amount as the asset ages, as well as the amortization of Boardwalk's capitalized value enhancement program.

PROVISION FOR LOSS ON TECHNOLOGY

During the third quarter of fiscal 2001, the Corporation took a one-time estimated write-down of $27.5 million associated with the technology initiative referred to as Suite Systems Inc. (SSI) and the Corporation's investment in Homexpress Limited. The provision estimate was increased in the fourth quarter of 2001 by an additional $2.3 million, bringing the total provision to $29.8 million, based on new information that resulted in a revision to the previous estimates. SSI was to provide customers a complete bundled communication solution including digital cable, internet and telephone all over one common fiber connection. After numerous assessments of alternative business models, it became clear that the current economic and capital market environment, combined with delays in obtaining access rights in our target markets and the high cost of capital, placed the current value of this reported asset in question. The following schedule details the provision by product category:

Technology write-down provision

(CDN. $ THOUSANDS)

Cable	$ 10,763
Telephone	12,166
Internet	2,290
Fiber	3,781
Investment in Homexpress	800
	$ 29,800

No such provision was made in any of the comparable periods.

FUTURE INCOME TAXES

During fiscal 2001 the Company reported an income tax recovery of $12.7 million. The recovery is due to a combination of the future income tax liability being adjusted to reflect the reduced income tax rates substantially enacted as a result of the Provincial and Federal budget proposals and release of draft legislation, as well as the impact of the reported asset write-down as noted above.

NET EARNINGS

Boardwalk's reported earnings loss of $12.4 million ($(0.25) per fully diluted share, represents a decrease of $27.9 million from the reported earnings of $15.6 million for the seven months ended December 31, 2000 ($0.31 per fully diluted share), and $22.8 million below the net earnings of $10.4 million ($0.21 per fully diluted share). The decrease in reporting earnings from the comparative period is the combined result of the current year's provision for loss on technology combined with an increased charge for amortization.

Consolidated statement of cash flows

OPERATING ACTIVITIES

Cash flow from operations

Boardwalk prepares its financial statements in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") and the Canadian Institute of Chartered Accountants ("CICA"). CIPPREC has adopted a measurement of funds from operations ("FFO") to supplement net income as a measure of operating performance. This is considered to be a meaningful and useful measure of real estate operating performance. Boardwalk's presentation of funds from operations is consistent with the definition provided by CIPPREC. This measure is not necessarily indicative of *cash that is available to fund cash needs and should not be considered as an alternative to cash flow as a measure of liquidity. FFO does not represent cash* flow from operations as defined by Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The Corporation's and CIPPREC's presentation of funds from operations does not reflect cash flows from operations as defined by the CICA handbook, and this measure is not necessarily indicative of cash available to fund cash needs of the Corporation and should not be considered as an alternative to cash flow as a measure of liquidity.

Management considers FFO to be an appropriate measure of the performance of a publicly listed multi-family residential corporation. In order to facilitate a clear understanding of the combined historical operating results of the Company, management feels FFO should be considered in conjunction with net earnings as presented in the consolidated financial statements as referenced in this document.

For the fiscal period ended December 31, 2001, Boardwalk reported cash flow from operations of $57.9 million ($1.15 per fully diluted share); this was up 69% from the cash flow from operations reported for the seven months ended December 31, 2000, and up 6% from that reported for the 12 months ended May 31, 2000.

December 31, 2001, compared to December 31, 2000. Reported funds from operations of $57.9 million from the current period was up $23.6 million from the amounts reported for the fiscal period ended December 31, 2000. The increase is mainly the result of the fact that the December 2000 fiscal period represents only a seven-month period, as compared to the 12 months reported in current results. Further review of these reported numbers reveals that rental operations contributed $49.9 million ($0.99 per fully diluted share), as compared to $22.3 million ($0.45 per fully diluted share) for the seven-month period ended December 31, 2000. This represents an increase of 124%, far more than the adjustment for the variance in the reporting period. The remainder of cash flow from operations was generated from the sale of selected properties. From this we conclude that Boardwalk's rental operations continue to provide an increasing portion of the corporation's overall cash flow.

December 31, 2001, compared to May 31, 2000. The reported funds from operations for the current period of $57.9 million is up $4.3 million from the $53.6 million reported for the 12 months ended May 31, 2000. Further analysis indicates that for the current year cash flow from operations generated from rental operations of $49.9 million represents an increase of $12.1 million from the $37.8 million reported for rental operations ended May 2000. The remainder of cash flow from operations was generated from the sale of properties. As noted above, Boardwalk continues to generate an increasing amount of overall cash flow from operations of its rental operations.

FINANCING ACTIVITIES

Repurchase of capital stock

Boardwalk has continued its normal course issuer bid during fiscal 2001. During the current year a total of $10.3 million (879,600 shares – average purchase price $11.72 per share) was allocated to the purchase of its own capital stock in the market. This compared to $245,000 (23,600 shares – average purchase price $10.38 per share) for the seven-month period ended December 31, 2000, and $6.8 million (688,000 shares – average purchase price $9.88 per share) for the fiscal period ended May 31, 2000.

The normal course issuer bid allows the Company to purchase up to 2,236,400 common shares, representing 10% of its public float, through the facilities of the Toronto Stock Exchange. Boardwalk believes that the current and recent market prices of its common shares do not reflect their underlying value. Boardwalk's management is initiating this program as it feels that, at current market prices, an investment in Boardwalk's own high quality portfolio will deliver strong returns for shareholders and represents an effective use of its capital and steadily increasing cash flows.

Financing of revenue producing properties

Part of Boardwalk's overall strategy is to finance the existing real estate properties. During the year ended December 31, 2001, new and rental financings totalled $169 million; this compares to $113 million during the period ended December 31, 2000, and $314 million for the period ended May 31, 2000. The increase over the amounts reported for December 2000 is $55 million.

The increase is mainly the result of the fact that the December 2000 fiscal period represents only seven months, compared to the 12 months reported in current results. The decrease over the amounts reported for the fiscal period ended May 31, 2000, is mainly the result of few refinancing and new acquisitions occurring in the current period.

INVESTING ACTIVITIES

Purchase of revenue-producing properties

During 2001 the Corporation acquired 1,362 units for a total purchase price of $58.3 million, or $42,800 per unit. This represents an increase of 1,040 units over those units acquired during the seven-month period ended December 31, 2000, and a decrease of 1,921 from the 3,283 units acquired during the May 2000 fiscal period. The purchase of rental apartments depends heavily on the economic and interest rate environment. During the fiscal 2001 year the Corporation was able to identify new properties that met its acquisition criteria, something that has become more difficult in recent years. A consequence of continued increases in the overall pricing of this asset class has been a decrease in the number of units acquired; the opportunity represented by this same environment is that real estate already owned is appreciating in value.

	December 31, 2001	December 31, 2000	May 31, 2000
Cash paid	$ 15,543	$ 11,367	$ 84,784
Vendor take back mortgage	1,452	–	8,067
Shares issued	7,116	–	–
Debt assumed	34,187	3,847	50,747
Total purchase price	$ 58,298	$ 15,214	$ 143,598
Units acquired	1,362	322	3,283

Project improvements to revenue-producing properties

Boardwalk's value enhancement program results in long-term benefits for the selected properties. As a result, the Corporation capitalizes selective value enhancements under the category of project improvements and amortizes them accordingly. See Note 2 of the attached consolidated financial statements for amortization categories. Part of the capitalization includes Management's estimate with respect to the capitalization of onsite associate wages and salaries that assist in this enhancement program. The amount reported as of December 31, 2001, includes $4.5 million of capitalized wages and salaries. This compares to $3.5 million reported for the seven months ended December 31, 2000, and $7.5 million reported for the fiscal period ended May 31, 2000. The increase over the amounts reported as of December 2000 is $1.0 million. The increase is mainly the result of the fact that the December 2000 fiscal period represents only a seven-month period, as compared to the 12 months reported in current results. The decrease in the amount reported in the current period versus the fiscal period ended May 31, 2000, is the result of the continued stabilization of the Company's overall portfolio. As the portfolio continues to stabilize, the need for the same level of capital improvements diminishes accordingly.

Revenue producing properties

Boardwalk continues to have a diversified portfolio located in 12 different cities, and as such does not rely heavily on one specific municipal location. The majority of Boardwalk's units are located in Alberta, a province whose economy continues to lead the nation in most economic categories. In 2001, the Corporation acquired 1,362 units and divested itself of 307 selected units.

Boardwalk's current portfolio


Ontario 15.7%
Alberta 66.3%
Saskatchewan 18.0%

Boardwalk's porfolio
(Units)


May 97
8,787
May 98
19,480
May 99
22,441
May 00
24,937
Dec 00
24,821
Dec 01
25,889
To date
25,949

Balance sheet

ACCOUNTS RECEIVABLE AND MORTGAGE RECEIVABLE

This account for the most part is made up of vendor mortgages obtained as part of the normal course of the building sale process. All mortgages are to unrelated third parties. The increase in the amount at December 31, 2001, is the direct result of a vendor mortgage on a sale, as was noted in the sales of property held for development and resale. The decrease in current amounts as compared to those reported at May 31, 2000, relates to the maturity and subsequent payout of selective vendor mortgages. Many of the rates on these mortgages contain lower interest rate terms; as a result, the Corporation has adjusted downward the reported gain for these non-market rate terms.

MORTGAGES PAYABLE

Boardwalk's long-term debt consists mainly of low rate, fixed-term mortgage financing. All amounts are secured by individual mortgages or debentures registered against real estate properties, with the maturity dates of this debt staggered to lower the Corporation's overall interest rate risk. The Corporation's current mortgage payable of approximately $1.1 billion at December 31, 2001, has increased from the $1.03 billion reported at December 31, 2000, and the $1 billion reported at May 31, 2000. This increase in the reported amounts is the combined result of the continued growth of the company, including the assumption of existing debt on new acquisitions, along with placing selective new financing on these acquisitions. In addition, the Corporation has refinanced existing maturing mortgages to higher levels, not only demonstrating the value creation that is occurring in the portfolio but also allowing the Corporation to assist in the financing of existing capital improvements. Boardwalk's strategy of stabilizing the project while completing value-added upgrades assists in this process. During the stabilization period, Boardwalk continues to add value to its properties, which enables new mortgage proceeds to be obtained on this increased property value.

Although there has been an increase in debt per unit, Boardwalk's overall weighted average interest cost has decreased dramatically over prior years. Amounts recorded on revenue-producing properties have decreased to 6.15% from the 6.27% reported at December 31, 2000, and the 6.29% recorded at May 31, 2000. To better maintain cost effectiveness and flexibility of capital, Boardwalk continuously monitors short- and long-term interest rates. If the environment warrants, the Corporation will take its limited short-term floating rate and lock it into a longer-term fixed rate. Active management of the mortgage portfolio shows dramatic results, as evidenced in the 2001 debt maturity review.

Mortgage schedule

Fiscal year	Maturing amount	% Maturity
2001	$ 153,067	14
2002	127,055	11
2003	99,515	9
2004	49,263	4
2005	56,349	5
2006	36,397	3
2007	238,758	22
2008	164,110	15
2009	63,014	6
2010	76,404	7
2011	44,474	4
Total	$ 1,108,406	100

FUTURE INCOME TAXES

During fiscal 2000, the Corporation adopted the new CICA Handbook section 3465, Income Taxes. Under this method, the future income tax asset and liability method of accounting for income taxes is used, and future income tax liabilities and future income tax assets are recorded based on temporary differences between the carrying amount in the balance sheet item and the corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to valuation allowances. To the extent that it is more likely than not that such a loss will be ultimately utilized, these standards also require that future income assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized. The current year's results have decreased from those amounts reported at both December 31, 2000, and May 31, 2000. The decreases are the combined result of an enacted decrease in Federal and Provincial corporate income tax rate and the incorporation of the anticipated impact of the technology asset write-down which was previously discussed.

LIQUIDITY

The Company's principal liquidity demands are expected to be the repayment of maturing mortgage debt, operating costs, capital improvements and the acquisition of rental units. The Company has in the past, and may also in the future, engaged in acquiring stock back in the public market as part of its previously announced normal course issuer bid or other available vehicles. The Company intends to meet its short term liquidity requirements through net cash flows provided by operating activities, the financing or refinancing of real estate properties and the use of existing cash reserves.

At December 31, 2001, the Corporation holds an untapped operating and demand facility. This facility is secured by a pledge of specific assets. The amount varies with the value of pledged assets to a maximum not to exceed $100 million (December 31, 2000 – $100 million). This facility carries an interest rate varying from prime plus 0.5% to prime plus 1.5% per annum depending on the facility drawn, and has no fixed repayment terms. The facility is reviewable annually by the bank. There is approximately $15 million currently available through this facility, which, when combined with existing cash of $42 million, totals $57 million of available liquidity. In addition, the Corporation anticipates that by refinancing existing maturing loans an additional $54 million will be available by the end of fiscal 2002. The reader is cautioned that certain assumptions were made with respect to capitalization rates when computing additional funding, and due to factors out of the control of the Company the actual amount received will vary from the estimate noted.

Boardwalk's objective is to ensure, in advance, that there are ample cash resources to allow the execution of its business plan. Capital resources are defined as the combination of mortgage debt, share capital equity and internally generated equity and cash on hand. Significant liquidity provides greater certainty as to execution, which in turn gives the Corporation a competitive advantage in its negotiation and acquisition of enhancement investments. The conversion of lower yielding mature properties into cash for deployment into higher yielding investments supports this objective.

Risks

The following discussion reviews the risks and opportunities of the Company over the upcoming period. It is not intended to be an all-inclusive list, but rather to review management's view of specific areas and their potential impact on the Corporation.

SUPPLY RISK

The performance of Boardwalk's rental operations is affected directly by the supply of, and demand for, multi-family residential units. In macro-economic conditions such as those currently prevailing and with the expected slowdown in the economy, business and consumer confidence and employment levels constitute the key drivers of demand. Any significant amount of new construction will result in an imbalance in supply and cause downward price pressure on rents. No signs of new rental construction are currently evident in areas where Boardwalk holds properties. It has been shown that to justify new construction in these areas an increase in existing rental rates of hundreds of dollars will be necessary.

ONTARIO RENT CONTROLS

With Boardwalk's continued expansion into the eastern Canadian market, particularly in Ontario, one additional risk that must be addressed is Ontario's existing rent-control legislation. Under the existing Provincial government, the new legislation is actually referred to as rent de-control. The controls limit the landlord's ability to increase existing tenants' rent by setting a pre-determined ceiling that increases on an annual incremental basis, even if the rent adjustment is not actually passed on to the tenant. There are additional allowances for upward rent adjustments which are the direct result of a focused capital improvement program, or an adjustment designed to catch up to existing rental ceilings. This type of legislation is not existent in either Alberta or Saskatchewan.

To respond to these issues, Boardwalk applies its unique approach of complementing the Corporation's proven knowledge and technology with local expertise as to geography, markets and regional legislation. Boardwalk will continue to experience a further rationalization of administration expenditures as a result of continued focus on efficiency improvements through the increased use of technology.

RISK MANAGEMENT

Boardwalk's performance continues to be affected by supply and demand for multi-family residential real estate in Canada. Macro-economic conditions, as previously discussed, will dictate or drive the demand for continued broad-based improvement. Net absorption and lower costs have also assisted the Corporation in improving performance. The potential for reduced rental revenue exists in the event that Boardwalk is not able to maintain its properties at a high level of occupancy, or in the event of a downturn in the economy which would result in lower rents. Boardwalk has minimized these risks by:

- Increasing customer satisfaction;
- Diversifying its portfolio across Canada, particularly with the recent expansion into the eastern market, thus lowering exposure to regional economic swings;
- Acquiring properties only in desirable locations where vacancy rates are historically at or below city-wide averages;
- Holding a balanced portfolio which includes a variety of multi-family building types including high-rise, townhouse, garden and walkups, each with its own market niche;
- Maintaining a wide variety of suite mix, including bachelor suites, one, two, three and four-bedroom units;
- Building a broad and varied customer base, thereby avoiding economic dependence on larger-scale tenants;
- Focusing on affordable multi-family housing, which is considered a stable commodity;
- Developing a specific rental program characterized by rental adjustments that are the result of enhanced service and superior product;
- Developing a management team in Ontario with experience in this local marketplace, and combining this experience with Boardwalk's existing operations and management expertise.

INTEREST RATE RISK

Financing terms for real estate continued to improve during fiscal 2001 and Boardwalk has realized benefits from the improvement in real estate markets. Under the current low interest rate, environment management has been able to renew maturing real estate mortgages at rates significantly lower than those originally charged; the short term result of this is continued downward pressure on the Corporation's overall weighted average interest rate.

Boardwalk has continued its strong working relationship with CMHC, resulting in the majority of the Corporation's mortgages being insured under the NHA mortgage program. This added level of assurance offered to lenders allows the Corporation to obtain the best possible financing and interest rates. These mortgages are also insured for their full amortization, virtually eliminating the potential for the lender to call the loan prematurely. The NHA insurance is further protection against any possible failure of the lending institution. The Corporation is also able to obtain additional financing on existing buildings in excess of conventional amounts, and therefore increase return on equity to shareholders.

UTILITIES AND PROPERTY TAX RISK

Over the past few years Boardwalk has experienced significant increases in these less controllable operating expenses.

Property taxes

Overall, property taxes have increased as a result of revaluations of municipal properties and their adherent tax rates. These revaluations have documented significant increases in property values based on enhancements which are not represented on Boardwalk's balance sheet, as such representations are contrary to existing reporting standards. To address this risk, Boardwalk has compiled a specialized team of property reviewers who, with the assistance of outside authorities, constantly review property tax assessments and, where warranted, appeal them.

Utility expenses

Consisting mainly of natural gas and electricity service fees, utility expenses have been subjected to enormous price fluctuations in the past 12 months. Of particular note is natural gas pricing. Natural gas, traditionally costing $2.50 per gigajoule, hit highs in excess of $12.00 per gigajoule. This increase is the direct result of an imbalance in demand versus supply. To address these fluctuations the Company has locked in its gas pricing at approximately $8.00 per gigajoule. Although these rates are well below the reported highs of natural gas, they are also well above existing market rates for this resource, which range from $3.00 to $4.00. Boardwalk's existing contracts expire at the end of March 2002.

Boardwalk is vulnerable to fluctuations in utilities charges and limited to recouping these losses through rental rate adjustments. To address this problem, Boardwalk has developed an affirmative utilities cost reduction and value enhancement plan:

- Where available, economical electrical sub-metering devices designed to pass this risk on to the customer will be installed;
- Rents will be adjusted upward to cover these increased costs;
- A longer-term balanced maturing strategy for the consumption of natural gas will be developed;
- Boardwalk will seek to more actively administer electrical supply. Through existing providers, Boardwalk participated in the Alberta electrical power auction, purchasing contracts designed to lock in the price of power for Boardwalk in Alberta for the next three to five years.

Through these measures Boardwalk believes it can minimize upward pressure on these operating expenses.

CRITICAL ACCOUNTING POLICIES

Boardwalk's accounting policies are described in Note 1 of the attached consolidated financial statements. These statements were prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook") and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"). These recommendations differ in certain areas with those generally accepted in the United States. The Company has provided a detailed explanation and reconciliation of these differences in Note 10 of the consolidated financial statements. In applying these policies, in certain cases it is necessary to use estimates. In determining estimates, Management uses the information available to them at the time. Management reviews key estimates on a quarterly basis to determine their appropriateness. Any change to these estimates is applied prospectively in compliance with Canadian Generally Accepted Accounting Principles. The Corporation considers the following policies to be critical in determining the judgments that are involved in the preparation of the Consolidated Financial Statements and the uncertainties that could impact the reported results.

Amortization of building asset

Boardwalk's policy with respect to the amortization of its building assets is the use of the "sinking fund method". Under this method, which is not allowed under U.S. GAAP, the amortization charge increases as the asset continues to age. In the determination of this amount, it is necessary to estimate the useful life of the asset, the discount rate and the salvage value. A significant change to any of these estimates would have a material impact charged to earnings during the current period. During the fourth quarter of fiscal 2001, Management revised the estimate with respect to the useful life of the building asset. The change in the estimate as noted in Note 1 of the financial statements increased the reported charge to current periods earnings by $700,000.

Net recoverable amount

On a quarterly basis, Boardwalk reviews the valuation of its real estate assets. It compares the reported book value to the calculated net recoverable values as noted in Note 1 of the financial statements. In determining the net recoverable amount, it is necessary on a non-discounted basis to pro forma the results of each individual real estate building for a period of 10 years, at which time an estimated residual value is determined. The sum of these amounts is compared to the outstanding debt and the equity in each asset. If it is determined that the combined 10-year cash flow and estimated residual is less than the amount reported as outstanding debt and equity, the asset would be written down to this amount with an offsetting charge to current period earnings. To determine these results, it is necessary to estimate the residual value, which involves the need to determine the appropriate capitalization rate to be applied to estimated cash flows at the time of calculation. Due to the value cycle of real estate, market capitalization rates may changes over time. Boardwalk performs this analysis with a range of capitalization rates designed to provide sensitivity for these market changes. The actual capitalization rate and estimated pro forma results may be materially different from actual which may result in a charge to earnings. To date, Boardwalk has never reported a charge against its earnings based on this calculation.

PROPERTY VALUATION

It is Boardwalk's policy to continually review the value of its assets in order to ensure the amounts recorded are in accordance with generally accepted accounting principles. Those assets held for investment purposes are reported via the lower of cost and net recoverable value. Cost includes all amounts relating to the acquisition and improvement of these properties. Net recoverable amounts represent the undiscounted estimated future cash flow expected from ongoing use of the property and its residual value. To arrive at this amount, the Corporation projects the cash flow over a maximum of 10 years and includes the proceeds of the residual sale at the end of this period. The projections take into account a specific business plan for each property and management's best estimate for the probable set of economic conditions anticipated in the prevailing market. It is Boardwalk's belief that the overall replacement value of its assets is in excess of $2.5 billion.

A LOOK AHEAD

Although it is not possible to predict the future with pinpoint accuracy, Boardwalk feels it is well-positioned for continued growth. With average rents well below new construction rates and vacancy rates continuing to stay low, there appears to be continued upward pressure on existing rents. With the write-down of selected technology assets, management is now focusing more on overall operations with the intention of continuing to increase efficiency. In a market where the largest publicly-listed owner controls less than 2% of the entire multi-family stock, there is ample opportunity for external growth in the long term. In the meantime, our focus will be on internal growth. Boardwalk commenced operations as a public company in April 1994, and has since witnessed substantial growth and diversification. As a result of Boardwalk's strategy of acquiring under-performing properties, a period of stabilization is required following such acquisitions. During this period, both service and product enhancements are initiated, resulting in a more desirable product that is then positioned for positive adjustment. Boardwalk's overall strategy will continue to focus on both product and service enhancement for existing tenants, with the goal of achieving the utmost customer satisfaction while attempting to limit the upward pressure on short-term spikes in operating expenses such as property taxes and utilities. Although Boardwalk does not anticipate real estate growth rates similar to those experienced in prior years, there remains a significant opportunity for expansion and diversification.

Roberto A. Geremia
Senior Vice President, Finance, and
Chief Financial Officer

consolidated financial statements

MANAGEMENT'S REPORT

To the shareholders of Boardwalk Equities Inc.:

The accompanying consolidated financial statements and all information in the annual report are the responsibility of Management. The consolidated financial statements have been prepared by Management in accordance with the accounting policies in the notes to the consolidated financial statements. In the opinion of Management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of consolidated financial statements.

The consolidated financial statements have been further examined by the board of directors and by its audit committee, which meets regularly with the auditors and management to review the activities of each. The audit committee, which is comprised of three independent directors, reports to the Board of Directors.

Deloitte & Touche LLP, an independent firm of chartered accountants, has been engaged to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and to provide an independent professional opinion.

Sam Kolias
President and Chief Executive Officer
February 12, 2002

Roberto A. Geremia
Senior Vice President, Finance, and Chief Financial Officer

AUDITORS' REPORT

To the shareholders of Boardwalk Equities Inc.:

We have audited the consolidated balance sheets of Boardwalk Equities Inc. as at December 31, 2001, December 31, 2000, and May 31, 2000, and the consolidated statements of (loss) earnings and retained earnings and cash flows for the year ended December 31, 2001, the seven months ended December 31, 2000, and the year ended May 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001, December 31, 2000, and May 31, 2000, and the results of its operations and its cash flows for the year ended December 31, 2001, and the seven months ended December 31, 2000, and the year ended May 31, 2000, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta
February 12, 2002

CONSOLIDATED BALANCE SHEETS

(CDN$ THOUSANDS)

As at	December 31, 2001	December 31, 2000	May 31, 2000
Assets			
Revenue-producing properties (NOTE 2)	$ 1,381,541	$ 1,328,702	$ 1,321,081
Properties held for resale	6,630	6,692	6,365
Mortgages and accounts receivable (NOTE 3)	22,325	17,230	26,506
Other assets (NOTE 4)	14,423	14,637	7,586
Deferred financing costs	32,957	31,460	30,337
Technology (NOTE 5)	5,743	24,058	5,018
Cash and short-term investments	25,672	21,055	1,135
	$ 1,489,291	$ 1,443,834	$ 1,398,028
Liabilities			
Mortgages payable (NOTE 6)	$ 1,108,406	$ 1,034,444	$ 1,009,526
Accounts payable and accrued liabilities	19,525	24,795	18,522
Refundable security deposits and other	10,418	9,953	8,494
Capital lease obligations (NOTE 5)	7,203	8,404	–
Future income taxes (NOTE 8)	58,755	64,864	75,673
Contingencies (NOTE 11)	–	–	–
	$ 1,204,307	$ 1,142,460	$ 1,112,215
Shareholders' equity			
Share capital (NOTE 7)	258,202	253,586	253,472
Retained earnings	26,782	47,788	32,341
	$ 284,984	$ 301,374	$ 285,813
	$ 1,489,291	$ 1,443,834	$ 1,398,028

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias
Director

David V. Richards
Director

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	12 months ended December 31, 2001	7 months ended December 31, 2000	12 months ended May 31, 2000
Revenue			
Rental income	$ 205,281	$ 110,771	$ 178,147
Sales – properties held for resale	21,988	36,311	39,824
	$ 227,269	$ 147,082	$ 217,971
Expenses			
Revenue-producing properties:			
Operating expenses	22,865	14,121	22,471
Utilities	31,549	14,713	20,140
Utility rebate (NOTE 1 (h) (iii))	(4,967)	–	–
Property taxes	19,743	11,004	18,431
Cost of sales – properties held for resale	13,939	24,258	24,017
Administration	15,586	8,924	16,891
Financing costs	67,367	37,835	59,547
Amortization (NOTE 1)	53,584	27,401	36,842
	$ 219,666	$ 138,256	$ 198,339
Operating earnings before the following:	$ 7,603	$ 8,826	$ 19,632
Provision for loss on technology investments (NOTE 5)	29,837	–	–
Operating (loss) earnings before income taxes	$ (22,234)	$ 8,826	$ 19,632
Large corporations taxes	3,246	1,913	2,881
Income taxes (recovery) (NOTE 8)	(12,678)	(8,652)	6,306
Net (loss) earnings for the period	$ (12,802)	$ 15,565	$ 10,445
Net (loss) earnings per share (NOTE 1)			
Basic	$ (0.26)	$ 0.32	$ 0.21
Diluted	$ (0.26)	$ 0.31	$ 0.21

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(CDN$ THOUSANDS)

	Year ended December 31, 2001	7 months ended December 31, 2000	Year ended May 31, 2000
Retained earnings, as previously stated	$ 47,788	$ 32,341	$ 26,581
Adjustment for retroactive adoption of future income taxes	–	–	(1,223)
Retained earnings, beginning of period as restated	$ 47,788	$ 32,341	$ 25,358
Net (loss) earnings	(12,802)	15,565	10,445
Dividends paid	(2,496)	–	–
Premium on share repurchases (NOTE 7)	(5,708)	(118)	(3,462)
Retained earnings, end of period	$ 26,782	$ 47,788	$ 32,341

CONSOLIDATED STATEMENT OF CASH FLOWS

(CDN$ THOUSANDS)

	12 months ended December 31, 2001	7 months ended December 31, 2000	12 months ended May 31, 2000
Cash obtained from (applied to):			
Operating activities			
Net (loss) earnings	$ (12,802)	$ 15,565	$ 10,445
Income taxes	(12,678)	(8,652)	6,306
Amortization	53,584	27,401	36,842
Provision for loss on technology investments (NOTE 5)	29,837	–	–
Funds from operations	$ 57,941	$ 34,314	$ 53,593
Net change in operating working capital	$ (9,516)	$ 6,589	$ 4,882
Net change in properties held for resale	12,139	22,789	(611)
Total operating cash flows	$ 60,564	$ 63,692	$ 57,864
Financing activities			
Issue of common shares for cash (net of issue costs)	$ 2,097	$ 241	$ 45,295
Stock repurchase program	(10,305)	(244)	(6,885)
Dividends paid	(2,496)	–	–
Financing of revenue-producing properties	169,067	113,771	314,238
Repayment of debt on revenue-producing properties	(128,681)	(92,701)	(219,020)
Deferred financing costs	(2,557)	(2,809)	(8,810)
	$ 27,125	$ 18,258	$ 124,818
Investing activities			
Purchase of revenue-producing properties (NOTE 2)	$ (15,543)	$ (11,367)	$ (84,784)
Project improvement to revenue-producing properties	(52,938)	(40,888)	(89,656)
Technology	$ (14,591)	$ (9,775)	$ (2,719)
	$ (83,072)	$ (62,030)	$ (177,159)
Increase in cash and cash equivalents balance during period	$ 4,617	$ 19,920	$ 5,523
Cash and cash equivalents (indebtedness), beginning of period	$ 21,055	$ 1,135	$ (4,388)
Cash and cash equivalents, end of period	$ 25,672	$ 21,055	$ 1,135
Funds from operations per share			
Basic	$ 1.16	$ 0.70	$ 1.09
Diluted	$ 1.15	$ 0.69	$ 1.09
Taxes paid	$ 3,477	$ 2,841	$ 2,912
Interest paid	$ 65,342	$ 37,321	$ 57,098

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

notes to consolidated financial statements

For the year ended December 31, 2001, the seven months ended December 31, 2000, and the year ended May 31, 2000

(TABULAR AMOUNTS IN CDN.$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Operations

Boardwalk Equities Inc. ("the Corporation") is a real estate corporation that specializes in multi-family residential housing.

(b) Basis of presentation and principles of consolidation

The Corporation's accounting policies and its standards of financial disclosure conform with the recommendations of the handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook") and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"). These principles differ in certain respects from those generally accepted in the United States of America ("U.S. GAAP"); and to the extent that they affect the Corporation, these differences are described in Note 10, "Differences from United States Accounting Principles".

The preparation of financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The consolidated financial statements include the accounts of the Corporation, its wholly owned subsidiaries, Suite Systems Inc. ("SSI") and HomeXpress Inc. ("HomeXpress"). The latter is a public company of which the Company owns 63%. The company is no longer in operation as of October 11, 2001 (see Note 5). All material inter-company transactions have been eliminated.

During 2000, the Corporation changed its fiscal year end from May 31 to December 31. The consolidated financial statements presented are for the year ended December 31, 2001, and for the seven months ended December 31, 2000, and the year ended May 31, 2000. Readers should be cautioned that partial periods may not be representative of results expected for full years due to seasonality.

(c) Revenue recognition

i. Revenue from a rental property is recognized once the Corporation has attained substantially all of the benefits and risks of ownership of the rental property. Rental revenue includes rents, parking and other sundry revenues. All residential leases are for one-year terms or less; consequently, the Corporation accounts for leases with its tenants as operating leases.

ii. Revenue from the sales of property held for resale is recognized when all conditions of the purchase agreement have been met, a sufficient purchaser deposit (usually 15%) has been received and there is reasonable assurance on the collectibility of any outstanding amount.

(d) Real estate properties

i. Revenue-producing properties

Revenue-producing real estate properties, which are held for investment, are stated at the lower of cost less accumulated amortization or "net recoverable amount". Cost includes all amounts relating to the acquisition and improvement of the properties. All costs associated with upgrading the existing facilities, other than ordinary repairs and maintenance, are capitalized and amortized as project improvements.

The net recoverable amount represents the undiscounted estimated future net cash flows expected to be received from the ongoing use of the property plus its residual value. To arrive at this amount, the Corporation projects future net cash flows over a maximum of 10 years and includes the proceeds from the estimated residual sale value at the end of that period. The projections take into account Management's best estimate of the most probable set of economic conditions anticipated to prevail in the market area.

ii. Properties held for resale

The Corporation capitalizes all direct costs, net of related revenue. Direct costs include property taxes, administration costs, finance costs and other costs associated with the cost of property held for resale. Real estate properties held for resale are recorded at the lower of cost or net realizable value.

(e) Amortization

Revenue-producing real estate properties are amortized at rates designed to amortize the cost of the properties over their estimated useful lives as follows:

Building – low-rise and wood construction	4%	–	Sinking fund, 40 years maximum
Building – high-rise, concrete construction	4%	–	Sinking fund, 50 years maximum
Parking lots	8%	–	Declining-balance
Appliances and cabinets	10%	–	Declining-balance
Project improvements	10%	–	Declining-balance
Suite improvements	20%	–	Declining-balance
Equipment	20%	–	Declining-balance
Technology	30%	–	Declining-balance

Effective October 1, 2001, the Corporation revised its estimated life on concrete low-rise wood frame construction buildings, including town homes, to have a maximum life not exceeding 40 years for amortization. High-rise concrete buildings will continue to have a maximum life of 50 years. In addition, each project is reviewed on an individual basis, and a shorter life is given to projects where warranted (factors reviewed include construction materials, location of property and capital maintenance). This change in estimate resulted in a $700,000 increase in amortization for the fourth quarter of 2001.

Amortization of revenue-producing buildings is determined using the sinking fund method, under which an increasing amount consisting of a fixed annual sum, together with interest compounded at a rate of 4%, is charged to income so as to fully amortize the buildings over their estimated life from date of acquisition.

(f) **Deferred financing costs**

Insurance premiums paid to Canada Mortgage and Housing Corporation to obtain insurance through the National Housing Act are amortized over 25 years on a straight-line basis. Costs of refinancing are amortized on a straight-line basis over the life of the new loan.

(g) **Per share calculation**

Basic net earnings and funds from operations per share were calculated based on the weighted average number of shares outstanding for the year. The calculation of net earnings and funds from operations per share on a diluted basis considered the potential exercise of outstanding share purchase options to the extent that each option was dilutive using the "treasury stock" method.

The following table sets forth the computation of basic and diluted earnings per share and Funds from Operations ("FFO") per share with respect to (loss) earnings from continuing operations:

	December 31, 2001	December 31, 2000	May 31, 2000
Numerator			
Net (loss) income	$ (12,802)	$ 15,565	$ 10,445
Funds from operations	$ 57,941	$ 34,314	$ 53,593
Denominator			
Denominator for basic earnings per share – weighted average shares	50,015,184	49,253,171	48,947,811
Effect of dilutive securities			
Stock options	287,314	409,673	31,947
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,302,498	49,662,844	48,979,758
Basic (loss) earnings per share	$ (0.26)	$ 0.32	$ 0.21
Diluted (loss) earnings per share	$ (0.26)	$ 0.31	$ 0.21
Basic FFO per share	$ 1.16	$ 0.70	$ 1.09
Diluted FFO per share	$ 1.15	$ 0.69	$ 1.09

(h) Risk management and fair value

Risk management. The Corporation is exposed to financial risk that arises from the fluctuation in interest rates, the credit quality of its tenants, and fluctuation in utility rates. These risks are managed as follows:

i. Interest rate risk

Interest rate risk is minimized through Management's periodic review of its operating facility and mortgage portfolio. If market conditions warrant, the Corporation has the ability to convert its existing demand debt to fixed rate debt. At December 31, 2001, the Corporation had demand debt outstanding of $nil (December 31, 2000 – $nil; May 31, 2000 – $5.0 million). In addition, the Corporation structures its financings so as to stagger the maturities of its debt, thereby minimizing the Corporation's exposure to interest rate fluctuations.

ii. Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease term commitments. The Corporation mitigates this risk of credit loss through the diversification of its existing portfolio and limiting its exposure to any one tenant. Thorough credit assessments are conducted with respect to all new leasing. In addition, where legislation allows, the Corporation obtains a security deposit to assist in a potential recovery requirement.

iii. Utilities

The Corporation has entered into long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next two to four years at a blended rate of approximately $0.07/kwh. The aggregate amount contracted for is based on the Corporation's demand load in 2000.

The Corporation has entered into a physical fixed price supply agreement for 80% normalized consumption of natural gas for its Alberta properties. The duration of the agreement is to April 30, 2002, at an average price of $7.90 per gigajoule, which expires April 30, 2002. As of December 31, 2001, the Corporation's mark to market position for the remaining financial swap period is $(320,526).

To assist corporations with the increase in energy prices in 2001, the Alberta government introduced two separate rebate programs. The natural gas rebate program expired in April 2001 (resulting in a disproportionate share of this rebate in the first quarter of 2001) and the electrical rebate program expired on December 31, 2001. Due to the current pricing environment, an extension of these programs is not expected in 2002.

Fair value. In accordance with the disclosure requirements of the CICA Handbook, the Corporation is required to disclose certain information concerning its "financial instruments", defined as a contractual right to receive or deliver cash or another financial asset. The fair value of the majority of the Corporation's financial assets and liabilities, representing net working capital, approximates their recorded values at December 31, 2001, due to their short-term nature. In these circumstances, the fair value is determined to be the market or exchange value of the assets or liabilities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates. The significant financial instruments of the Corporation and their carrying values as of December 31, 2001, are as follows:

	December 31, 2001	**December 31, 2000**	**May 31, 2000**
Mortgages and accounts receivable			
Carrying value	**$ 22,325**	$ 17,230	$ 26,506
Fair market value	**$ 22,325**	$ 15,934	$ 25,307
Mortgages payable			
Carrying value	**$ 1,108,406**	$ 1,034,444	$ 1,009,526
Fair market value	**$ 1,245,917**	$ 1,136,086	$ 1,071,022

The fair value of the Corporation's mortgages payable exceeds the recorded value by approximately $137.5 million at December 31, 2001, due to changes in interest rates since the dates on which the individual mortgages were assumed. The fair value of the mortgages payable has been estimated based on the current market rates for mortgages with similar terms and conditions.

(i) Use of estimates

The accounting process requires that Management make a number of estimates including the following material items:

i. economic useful life of buildings for purposes of calculating amortization, as discussed in Note 1(e);

ii. forecast of economic indicators in order to measure fair values of buildings for purposes of determining net recoverable amount under Canadian generally accepted accounting principles, as discussed in Note 1(d);

iii. amount of capitalized on-site wages which relate to project improvements, as discussed in Note 2;

iv. amount of provision for write-down of technology investments.

Actual results may differ from these estimates.

Management periodically reviews the useful lives of its properties to determine the adequacy of its amortization policy. Also, economic indicators are monitored to ensure that current information is used in projections of cash flows.

(j) Cash and cash equivalents

The Corporation considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

(k) Funds from operations

The Corporation has adopted a new Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") requirement. The new standard requires the use of a funds from operations ("FFO") calculation, versus the traditional cash flow from operations calculation. As a result of this change, the Corporation will now calculate funds from operations per share instead of cash flow per share.

(l) Stock-based compensation plans

The Corporation has one stock-based compensation plan, which is described in Note 7. No compensation expense is recognized for these plans when stock or options are issued to Associates or Directors. Any consideration paid by the Associate or Director on exercise of stock options is credited to share capital.

(m) Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation, or as a result of accounting changes.

2. REAL ESTATE PROPERTIES

	December 31, 2001	December 31, 2000	May 31, 2000
Land	$ 95,046	$ 91,063	$ 93,252
Building and equipment	1,428,549	1,330,730	1,299,383
Total revenue-producing properties	1,523,595	1,421,793	1,392,635
Less: accumulated amortization	(142,054)	(93,091)	(71,554)
	$ 1,381,541	$ 1,328,702	$ 1,321,081

Dispositions

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Cash received	$ 14,787	$ 16,783	$ 12,922
Vendor take back mortgage	4,700	–	15,133
Debt assumed	2,501	19,528	11,769
Total proceeds	$ 21,988	$ 36,311	$ 39,824
Net book value	$ 13,939	$ 24,258	$ 24,017
Gain on sale	$ 8,049	$ 12,053	$ 15,807
Units sold	307	438	689

Acquisitions

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Cash paid	$ 15,543	$ 11,367	$ 84,784
Vendor take back mortgage	1,452	–	8,067
Shares issued	7,116	–	–
Debt assumed	34,187	3,847	50,747
Total purchase price	$ 58,298	$ 15,214	$ 143,598
Units acquired	1,362	322	3,283

Included in revenue-producing properties is $4.5 million (seven months ended December 31, 2000 – $3.5 million; May 31, 2000 – $7.8 million) of capitalized wages relating to project improvements. Included in the cost of properties held for resale are capitalized financing and property taxes costs of $442,000 (December 31, 2000 – $200,000; May 31, 2000 – $300,000) less net operating revenue of $nil (December 31, 2000 – $nil; May 31, 2000 – $900,000). Real estate assets are pledged as security against mortgages payable.

3. MORTGAGES AND ACCOUNTS RECEIVABLE

The mortgages and accounts receivable comprise an aggregate amount of $22.3 million (December 31, 2000 – $17.2 million; May 31, 2000 – $26.5 million). In this balance, mortgages receivable arising on sales of property represents $15.5 million (December 31, 2000 – $12.3 million; May 31, 2000 – $22.2 million), which come due periodically up to March 2007. The Corporation is currently earning a weighted average interest rate of 2.94% (December 31, 2000 – 3.78%; May 31, 2000 – 5.10%) on these amounts.

4. OTHER ASSETS

	December 31, 2001	December 31, 2000	May 31, 2000
Security deposits held in trust	$ 8,325	$ 6,992	$ –
Head office building (net of amortization)	3,134	3,227	3,278
Deposits on properties	600	600	50
Inventory	1,359	1,704	2,207
Prepaid and other	1,005	2,114	2,051
	$ 14,423	$ 14,637	$ 7,586

5. TECHNOLOGY

	December 31, 2001	December 31, 2000	May 31, 2000
Corporate technology assets	$ 9,719	$ 7,741	$ 5,672
Accumulated amortization	(3,976)	(2,108)	(1,472)
	5,743	5,633	4,200
Terminated technology initiative	–	18,425	818
	$ 5,743	$ 24,058	$ 5,018

During the year ended December 31, 2001, the Corporation provided for a loss on technology investments of $29.8 million, due to the following investments:

In the third quarter of 2001, the Corporation decided to terminate its telecommunication initiative subsequent to a process review and reported a provision of $26.7 million based on Management's best estimate at that time. The provision has been increased to $29 million, the result of revisions to existing estimates based on new information. Management reviews these estimates on a quarterly basis, and estimates that wind-down will be completed by December 31, 2002. The review highlighted low returns on investment capital when compared to core real estate operations, the high cost of capital given current market conditions and the conclusion that the Corporation would be unable to reach partnership agreements for rights of way or access rights in target markets in the near future. On October 18, 2001, the Corporation formally announced the termination of the initiative. A provision of $29 million before tax has been recorded in the consolidated statement of loss for the year ended December 31, 2001. This provision represents the write-down of capital assets and estimated closure costs. Included in accounts payable at December 31, 2001, is $3.3 million in outstanding commitments reflecting the amount of cost necessary to terminate the initiative. In addition, the Corporation terminated its investment in HomeXpress, and as a result a loss of $0.8 million was recorded in the year. The following schedule details the provision by product category:

Technology write-down provision	
Cable	$ 10,763
Telephone	12,203
Internet	2,290
Fiber	3,781
Investment in Homexpress	800
	$ 29,837

No such provision was made in any of the comparable periods.

During the first nine months of the year ended December 31, 2001, and the seven months ended December 31, 2000, SSI was in the development stage, which involved the construction of the "head end" of its telephone and cable initiative. SSI entered into capital leases totalling $7.2 million (December 31, 2000 – $8.4 million; May 31, 2000 – $nil) with a weighted average interest rate of 9.5% (December 31, 2000 – 10.1%; May 31, 2000 – n/a). At December 31, 2001, the Corporation had further commitments totalling $nil (December 31, 2000 – $4-million; May 31, 2000 – $10 million) with various suppliers for the purchase and installation of certain equipment with a weighted average interest rate of nil% (December 31, 2000 – 10.8%; May 31, 2000 – 10.7%).

Future minimum payments under capital leases together with the balance of the obligation due under capital leases are as follows for the periods ending:

	December 31, 2001	December 31, 2000	May 31, 2000
2001	$ –	$ 1,851	$ –
2002	1,878	1,851	–
2003	1,878	1,851	–
2004	1,878	1,851	–
2005	1,728	1,485	–
2006	1,620	1,118	–
Subsequent	67	–	–
Total	$ 9,049	$ 10,007	$ –
Less amount representing interest	1,846	1,603	–
Total net obligation	$ 7,203	$ 8,404	$ –

The above capital leases relate to equipment that has been provided for in the "provision for loss on technology investments". The technology balance remaining at December 31, 2001, reflects net book values of technology anticipated in the ongoing operations of the Corporation, including hardware, software and software development, system installations and other related costs.

6. MORTGAGES PAYABLE

	December 31, 2001	December 31, 2000	May 31, 2000
(a) Revenue-producing properties			
Mortgages payable bearing interest at a weighted average of 6.15% (December 31, 2000 – 6.27%; May 31, 2000 – 6.29%) per annum, payable in monthly principal and interest installments totalling $8.5 million (December 31, 2000 – $7.5 million; May 31, 2000 – $7.2 million) mature from 2002 to 2020 and are secured by specific charges against specific properties.	$ 1,106,546	$ 1,032,551	$ 1,008,902
(b) Other assets			
Mortgages payable bearing interest at a weighted average of 7.79% (December 31, 2000 – 7.92%; May 31, 2000 – 8.88%) per annum, payable in monthly principal and interest installments totalling $15,000 (December 31, 2000 – $15,000; May 31, 2000 – $6,000) mature in September 2010 and are secured by specific charges against specific properties.	1,860	1,893	624
	$ 1,108,406	$ 1,034,444	$ 1,009,526

Estimated principal payments required to meet mortgage obligations as at December 31, 2001, are as follows:

	Revenue-producing properties	Other assets	Total
2002	$ 152,975	$ 33	$ 153,008
2003	143,419	36	143,455
2004	113,392	38	113,430
2005	64,602	42	64,644
2006	43,596	45	43,641
Subsequent	588,562	1,666	590,228
	$ 1,106,546	$ 1,860	$ 1,108,406

(c) Demand facilities

The Corporation has a demand facility in the form of an acquisition and operating line. This demand facility is secured by pledge of specific assets. The maximum varies with the value of pledged assets to a maximum not to exceed $100 million (December 31, 2000 – $100 million; May 31, 2000 – $100 million); an amount of $nil was outstanding as at December 31, 2001 (December 31, 2000 – $nil, May 31, 2000 – $5 million). This facility carries an interest rate of prime plus 0.5% per annum, and has no fixed terms of repayment. The facility is reviewable annually by the Bank.

7. SHARE CAPITAL

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares, issuable in series

Issued:

Preferred shares

The Corporation issued 3,340,199 (December 31, 2000 – nil, May 31, 200 – 5,604,956) preferred shares, with a face value of $1 per share and a face rate of 0%, in conjunction with the acquisition of certain properties, for a total outstanding of 8,945,155. These preferred shares are offset by a non-interest-bearing note receivable from the holder of the preferred shares for the equivalent amount. Both the preferred shares and the note receivable are retractable at either party's option and may legally be offset against each other. Accordingly, these have been offset for the consolidated financial statement presentation.

Common shares

	Shares	Amount
December 31, 2001	49,404,281	$ 258,202
December 31, 2000	49,258,899	$ 253,586
May 31, 2000	49,240,242	$ 253,472

	Shares	Amount
Details of shares issued are as follows:		
May 31, 1999	46,555,143	$ 210,628
On exercise of stock options	268,099	1,224
Share buy-back – net of charge to retained earnings	(688,000)	(3,423)
On equity offering	3,105,000	46,264
Less expenses relating to issue of equity, net of income taxes of $970,000	–	(1,221)
May 31, 2000	49,240,242	$ 253,472
On exercise of stock options	42,257	241
Share buy-back – net of charge to retained earnings	(23,600)	(127)
December 31, 2000	49,258,899	$ 253,586
On acquisition of assets	649,125	7,116
On exercise of stock options	375,857	2,097
Share buy-back recorded at book value of shares	(879,600)	(4,597)
December 31, 2001	49,404,281	$ 258,202

The Corporation commenced a normal course issuer bid on March 1, 2000, allowing it to purchase up to 2,236,400 common shares for cancellation until its termination on February 28, 2002, or such earlier time as the bid is complete. During the year, the Corporation acquired and cancelled 879,600 (December 31, 2000 – 23,600; May 31, 2000 – 688,000) common shares at a cost of $10.3 million (December 31, 2000 – $0.25 million; May 31, 2000 – $6.9 million). The excess of the cost over stated value of the shares acquired of $5.7 million (December 31, 2000 – $0.118 million; May 31, 2000 – $3.5 million) has been charged to retained earnings.

(b) Stock options

Under the stock option plan, the Corporation grants options to non-employee Directors, Executives and Associates. The stock option plan provides for the granting of options to purchase up to 9,136.441 (December 31, 2000 – 7,795,822; May 31, 2000 – 7,795,822) common shares. The exercise price is equal to the market value of the common shares at the date of grant. Vesting periods range from immediate vesting for certain executives to five-year vesting for remaining associates and non-employee directors. Options are granted at Management's discretion, with Board of Directors' approval being required. No option may be exercisable more than 10 years from the date of grant. As at December 31, 2001, there are a total of 3,647,834 (December 31, 2000 – 4,399,288; May 31, 2000 –4,043,402) options outstanding to directors, officers and associates. The exercise prices range from $9.11 to $22.92. These options expire up to March 27, 2011. All options are issued at market price.

Changes in options outstanding during period

The following table depicts the changes in options in the periods presented:

	12 months December 31, 2001		7 months December 31, 2000		12 months May 31, 2000	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	4,399,288	$ 12.37	4,043,402	$ 12.71	3,684,277	$ 13.05
Granted	205,000	10.48	765,575	11.85	1,655,620	11.88
Exercised	(371,157)	5.63	(41,357)	6.08	(268,099)	4.57
Forfeited	(585,297)	14.55	(368,332)	13.41	(1,028,396)	14.66
Outstanding at end of period	3,647,834	$ 12.60	4,399,288	$ 12.37	4,043,402	$ 12.71

Options exercisable at period end

The following table summarized information about the options outstanding at December 31, 2001:

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$9.01 to $11.00	942,200	7.4	$ 9.53	760,600	7.2	$ 9.38
$11.01 to $13.00	1,601,770	7.0	11.80	1,223,270	6.8	11.67
$13.01 to $15.00	407,764	6.8	14.00	238,848	6.6	13.82
$15.01 to $17.00	405,400	6.1	16.08	220,040	4.9	16.17
$17.01 to $19.00	84,700	1.2	17.93	63,525	1.2	17.93
$19.01 to $21.00	128,000	1.1	20.12	121,000	1.1	20.14
$21.01 to $23.00	78,000	1.3	22.53	58,500	1.3	22.53
	3,647,834	6.5	$ 12.60	2,685,783	6.2	$ 12.35

8. FUTURE INCOME TAXES

The Corporation has tax losses of approximately $148 million available to reduce future taxable income, the benefit of which has been accounted for in computing future income taxes. The majority of these losses begin to expire in 2005. The adjustment for changes in the effective tax rate reflects the benefit from the reduction of the current combined Federal and Provincial substantially enacted rates of 42% reducing to 35.78% (December 31, 2000 – rate change is 44% to 38%; May 31, 2000 – rate change is 45% to 44%).

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Tax expense based on expected rate of 42% (December 2000 – 44%; May 2000 – 45%)	$ (9,338)	$ 3,938	$ 8,760
Non-taxable portion of capital gain	(1,444)	(2,689)	(748)
Adjustment for change in effective tax rate	(1,896)	(9,901)	(1,706)
Future income tax expense (recovery)	$ (12,678)	$ (8,652)	$ 6,306

The future income tax liability is calculated as follows:

As at	December 31, 2001	December 31, 2000	May 31, 2000
Tax assets related to operating losses	$ 52,991	$ 49,992	$ 41,411
Tax liabilities related to differences in tax and book basis	(111,746)	(114,856)	(117,084)
Future income tax liability	$ (58,755)	$ (64,864)	$ (75,673)

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, and the seven months ended December 31, 2000, there were no related party transactions. During the year ended May 31, 2000, the Corporation advanced loans to two of its senior officers. The total amount of the advances was $1.46 million and was interest-bearing at the prime bank rate plus 1%. Interest in the amount of $56,000 was received on these balances. At May 31, 2000, all amounts outstanding were repaid to the Corporation.

10. DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian GAAP varies in many respects from the principles that the Corporation would follow if its consolidated financial statements were prepared in accordance with U.S. GAAP. The effects of significant accounting differences on the Corporation's consolidated balance sheets and statements of (loss) earnings, retained earnings and cash flows are quantified and described in the accompanying notes.

Under Canadian GAAP, companies in the real estate industry provide supplementary measures of funds from operations and funds from operations per share in the consolidated financial statements, provided that these measures are not given greater prominence than reported net earnings or earnings per share. For the purpose of reporting under U.S. GAAP, companies would not provide supplementary measures of funds from operations per share and funds from operations in the consolidated financial statements.

Statement of earnings differences

The incorporation of the significant differences in accounting principles in the Corporation's income statements for the period ended December 31, 2001, under U.S. GAAP would result in net (loss) earnings after the extraordinary item of Cdn. $(23) million (December 31, 2000 – Cdn. $1.3 million; May 31, 2000 – Cdn. $2.7 million). The differences between Canadian GAAP and U.S. GAAP are summarized in the following table:

(CDN.$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Period ended	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Net (loss) earnings under Canadian GAAP	$ (12,802)	$ 15,565	$ 10,445
Adjustments			
Increase in amortization of revenue-producing properties (A)	(16,691)	(10,138)	(16,091)
Decrease in amortization of deferred financing costs (B)	641	391	1,060
Decrease in operating expenses due to property held for development capitalized revenues (C)	(295)	206	600
Increase gain on sales due to increased amortization (D)	473	1,700	1,036
Increase gain on sales due to property held for development capitalized expenses (C)	197	–	–
Decrease in future income taxes as a result of foregoing adjustments (E)	3,831	3,417	7,677
Difference in substantially enacted rates (E)	1,699	(9,901)	(1,706)
Reclass extinguishment of debt (F)	–	136	–
Net (loss) earnings under U.S. GAAP before extinguishment of extraordinary item	$ (22,947)	$ 1,376	$ 3,021
Extraordinary item – extinguishment of debt less applicable taxes of $nil ($59 – December 2000; $247 – May 2000) (F)	–	(76)	(320)
Net (loss) earnings under U.S. GAAP after extraordinary item	$ (22,947)	$ 1,300	$ 2,701
Net (loss) earnings per share before extraordinary item, basic and fully diluted	$ (0.46)	$ 0.03	$ 0.06
Net (loss) earnings per share after extraordinary item, basic and fully diluted	$ (0.46)	$ 0.03	$ 0.06

The significant differences in each category between Canadian GAAP and U.S. GAAP are as follows:

(A) REVENUE-PRODUCING PROPERTIES AMORTIZATION

Under Canadian GAAP, revenue-producing properties have been amortized using the sinking fund method over 40 to 50 years. Under U.S. GAAP, revenue-producing properties have been amortized on a straight-line basis over a 40-year period. In recomputing amortization on a straight-line basis, the additional amortization expense for the year ended December 31, 2001, would be Cdn. $16.7 million (seven months ended December 31, 2000 – Cdn. $10.1 million; year ended May 31, 2000 – Cdn. $16.1 million).

(B) DEFERRED FINANCING

Under U.S. GAAP, the amortization taken under Canadian GAAP for specific costs relating to mortgage prepayment penalties must be added back to earnings. The full amount of the mortgage prepayment penalties is fully charged to income as documented in note 10(f). This results in a decrease in amortization expense for the year ended December 31, 2001, by Cdn. $0.6 million (seven months ended December 31, 2000 – Cdn. $0.4 million; year ended May 31, 2000 – Cdn. $1.1 million).

(C) CAPITALIZATION OF REVENUES FOR PROPERTY HELD FOR RESALE

Under U.S. GAAP, operating revenue, net of expenses, for property held for resale would be recorded as income when incurred. For the year ended December 31, 2001, this would (decrease) increase net income by Cdn. $0.3 million (seven months ended December 31, 2000 – Cdn. $0.2 million; year ended May 31, 2000 – Cdn. $0.6 million). This adjustment also increased gain on sales due to a decrease in cost of sales for the year ended December 31, 2001 by Cdn. $0.2 million (seven months ended December 31, 2000 – $nil; year ended May 31, 2000 – $nil).

(D) INCREASED GAIN ON SALES

Under U.S. GAAP, amortized properties will have a lower net book value than under Canadian GAAP due to increased annual amortization. The increased gain for the year ended December 31, 2001, is $0.5 million (seven months ended December 31, 2000 – Cdn. $1.7 million; year ended May 31, 2000 – Cdn. $1.0 million).

(E) FUTURE INCOME TAXES

Under Canadian and U.S. GAAP, income taxes are accounted for using the liability method. For the year ended December 31, 2001, a reduction of future income tax expense of Cdn. $3.8 million (seven months ended December 31, 2000 – Cdn. $3.4 million; year ended May 31, 2000 – Cdn. $7.7 million) would be recorded due to the tax effect of the stated differences between Canadian and U.S. GAAP. Under U.S. GAAP, SFAS No. 109 does not allow the use of substantially enacted tax rates to calculate income tax expense. Hence, under U.S. GAAP, the substantially enacted reduction in tax rates will be effective over the course of the next three years, whereas Canadian GAAP recognized the benefits in the current period, resulting in a increase (decrease) of future income tax expense of Cdn. $1.7 million (seven months ended December 31, 2000 – ($9.9) million; year ended May 31, 2000 – ($1.7) million).

(F) EXTINGUISHMENT OF DEBT

Under U.S. GAAP, all costs associated with the extinguishments of existing mortgage debt are charged to the period incurred; these are to be disclosed as extraordinary items and reported net of applicable taxes. For the year ended December 31, 2001, this would decrease net earnings after extraordinary item by $nil million (seven months ended December 31, 2000 – Cdn. $0.08 million; year ended May 31, 2000 – Cdn. $0.3 million). For the Canadian GAAP, these charges were recorded in financing costs. For U.S. GAAP, these need to be reclassed to extraordinary item, net of tax, which will increase earnings before extraordinary item by Cdn. $nil for the year ended December 31, 2001 (seven months ended December 31, 2000 – $0.1 million; year ended May 31, 2000 – $nil). In previous periods, these charges were capitalized in deferred financing costs.

Comprehensive income

The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income, which incorporates net income, includes all changes in equity during the year. The Corporation's comprehensive income was equal to net earnings for all periods presented.

Segmentation

The Corporation operates in the multi-family residential market and exclusively serves this segment. Other segments are not significant at this time.

Stock options expense

Under Canadian GAAP, no compensation expense has been recorded in respect of stock options granted during the year. Under U.S. GAAP, the Corporation has adopted the recommendations of the Statement of Financial Accounting Standards No. 123 ("SFAS 123"), which is entitled "Accounting for Stock-Based Compensation", which establishes financial accounting and reporting standards for stock-based employee compensation plans. The Corporation has elected to follow Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Due to the fact that the exercise price of the underlying stock equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

SFAS No. 123 requires the use of a fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. However, SFAS No. 123 allows the Corporation to continue to measure compensation costs in accordance with APB 25. The weighted average fair value of options granted during the year was Cdn. $10.48 (December 31, 2000 – Cdn. $9.28; May 31, 2000 – Cdn. $9.5).

The following two pro forma financial information tables present the pro forma net operating results for the year and the pro forma basic and fully diluted earnings (loss) per share, before and after the extraordinary item, had the Corporation adopted the fair value method specified in SFAS No. 123 for all stock options issued to employees and directors:

(CDN.$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Loss before extraordinary item			
Pro forma loss before extraordinary item under U.S. GAAP	$ (30,783)	$ (6,357)	$ (3,841)
Pro forma basic loss before extraordinary item per share	$ (0.62)	$ (0.13)	$ (0.08)
Pro forma fully diluted loss before extraordinary item per share	$ (0.62)	$ (0.13)	$ (0.08)
Loss earnings after extraordinary item			
Pro forma net loss after extraordinary item under U.S. GAAP	$ (30,783)	$ (6,433)	$ (4,161)
Pro forma basic loss after extraordinary item per share	$ (0.62)	$ (0.13)	$ (0.09)
Pro forma fully diluted loss after extraordinary item per share	$ (0.62)	$ (0.13)	$ (0.09)

Balance sheet differences

The incorporation of the significant differences in accounting principles in the Corporation's consolidated financial statements as at December 31, 2001, December 31, 2000, and May 31, 2000, would result in the following balance sheet presentation under U.S. GAAP:

(CDN. $ THOUSANDS) As at	December 31, 2001	December 31, 2000	May 31, 2000
Assets			
Revenue-producing properties	$ 1,311,138	$ 1,277,942	$ 1,277,658
Properties held for resale	6,630	6,692	6,365
Mortgages and accounts receivable	22,325	17,230	26,506
Other assets	14,423	14,637	7,586
Deferred financing costs	30,148	26,944	25,430
Technology initiative	5,743	24,058	5,018
Cash and short-term investments	25,672	21,055	1,135
Total assets under U.S. GAAP	$ 1,416,079	$ 1,388,558	$ 1,349,698
Liabilities and shareholders' equity			
Mortgages payable	$ 1,108,406	$ 1,034,444	$ 1,009,526
Accounts payable and accrued liabilities	19,525	24,795	17,768
Refundable security deposits and other	10,418	9,953	8,494
Capital lease obligations	7,203	8,404	–
Taxes payable	–	–	753
Future income taxes	38,131	49,081	53,223
	$ 1,183,683	$ 1,126,677	$ 1,089,764
Share capital	258,202	253,586	253,473
Retained earnings	(25,806)	8,295	6,461
Total liabilities and equity under U.S. GAAP	$ 1,416,079	$ 1,388,558	$ 1,349,698

The significant differences in each category between Canadian GAAP and U.S. GAAP are as follows:

Revenue-producing properties

(CDN. $ THOUSANDS)

As at	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Revenue-producing properties under Canadian GAAP	$ 1,381,541	$ 1,328,702	$ 1,321,081
Additional accumulated amortization under U.S. GAAP (A)	(74,432)	(54,414)	(45,171)
Additional gains on sold assets (B)	4,019	3,546	1,846
Capitalization of net operating revenues reversed under U.S. GAAP (C)	10	108	(98)
Revenue-producing properties under U.S. GAAP	$ 1,311,138	$ 1,277,942	$ 1,277,658

(A) ACCUMULATED AMORTIZATION

The difference between Canadian GAAP and U.S. GAAP affecting the carrying value of revenue-producing properties relates to U.S. GAAP requiring straight-line amortization to be applied to depreciable assets rather than the sinking fund method of amortization. At December 31, 2001, this would result in a cumulative adjustment of Cdn. $74.4 million (December 31, 2000 – Cdn. $54.4 million; May 31, 2000 – Cdn. $45.2 million).

(B) ADDITIONAL GAINS ON SOLD ASSETS

As a result of increased amortization on sold assets under U.S. GAAP, at December 31, 2001, an increase to revenue-producing properties to Cdn. $4.0 million (December 31, 2000 – Cdn. $3.5 million; May 31, 2000 – Cdn. $1.8 million) is required to offset the lower cost of sale.

(C) CAPITALIZATION OF NET OPERATING REVENUES REVERSED

Under U.S. GAAP, the Corporation is required to consider net operating income of in-service properties as period revenue rather than capitalizing them. This accumulated adjustment at December 31, 2001, a decrease of Cdn. $0.01 million (December 31, 2000 – Cdn. $0.1 million; May 31, 2000 – ($0.1) million), represents the capitalized costs of properties transferred to revenue producing from property held for resale.

Deferred financing costs

(CDN. $ THOUSANDS)

As at	December 31, 2001	December 31, 2000	May 31, 2000
Deferred financing costs under Canadian GAAP	$ 32,957	$ 31,460	$ 30,337
Reversal of debt penalty amortization	2,875	2,434	2,043
Write-off of debt penalty fees	(5,684)	(6,950)	(6,950)
Deferred financing costs under U.S. GAAP	$ 30,148	$ 26,944	$ 25,430

The reversal of debt penalty amortization incurred under Canadian GAAP is described above in Note 10(b) under Statement of Earnings Differences. This reversal in amortization increases the deferred financing assets by Cdn. $2.9 million (December 31, 2000 – Cdn. $2.4 million; May 31, 2000 – Cdn. $2.0 million). The second difference requiring the write-off of debt penalty fees for U.S. GAAP, is described above in Note 10(f) under Statement of Earnings Differences. At December 31, 2001, this would result in a cumulative adjustment of Cdn. $5.7 million (December 31, 2000 – Cdn. $7.0 million; May 31, 2001 – Cdn. $7.0 million).

Income taxes

The future income tax liability under U.S. GAAP is calculated as follows:

(CDN. $ THOUSANDS)

As at	December 31, 2001	December 31, 2000	May 31, 2000
Tax assets related to operating losses	62,625	56,870	41,411
Tax liabilities related to differences in tax and book basis	(100,756)	(105,951)	(94,634)
Future income tax liability under U.S. GAAP	(38,131)	(49,081)	(53,223)

Recent accounting pronouncements

In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". The FASB issued this statement in July 2001. SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill, and instead sets forth methods to periodically evaluate goodwill for impairment. Management does not believe that the adoption of SFAS No. 142 will have a material impact on the Corporation's financial statements.

In June 2001, the FASB approved SFAS No. 141, "Business Combinations", and issued this statement in July 2001. SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations, and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Management does not believe that SFAS No. 141 will have a material impact on the Corporation's financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe that SFAS No. 143 will have a material impact on the Corporation's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", which resolves significant implementation issues related to FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the results of operations-reporting the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions, for the disposal of a business segment. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management does not believe that SFAS No. 144 will have a material impact on the Corporation's financial statements.

11. COMMITMENTS AND CONTINGENCIES

The Corporation, in the normal course of operations, will become subject to a variety of legal and other claims against the Corporation. Management and the Corporation's legal counsel evaluate all claims on their apparent merits, and accrue Management's best estimate of the estimated costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Corporation will not be material to the Corporation.

The Corporation has no retirement plan for its employees and therefore no obligations or potential obligations exist with respect to a retirement plan.

12. SUBSEQUENT EVENTS

Property acquisitions

Subsequent to December 31, 2001, the Corporation has contracted to acquire 60 residential units from a third party for a purchase price of $2.8 million. The acquisition closed January 7, 2002, and was financed through cash of $2.8 million.

Stock options

Subsequent to December 31, 2001, the Corporation issued 740,722 stock options at $11.88 to Officers and Associates of the Corporation. These options have a three-year vesting period with one third vesting on each anniversary date. These options expire up to January 24, 2009.

corporate information

EXECUTIVE OFFICES

Calgary
First West Professional Building
Suite 200, 1501 – 1 Street SW
Calgary, Alberta T2R OW1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
141 Adelaide Street West
Suite 220
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

BOARD OF DIRECTORS

Paul J. Hill, Chairman of the Board
Regina, Saskatchewan

Ernest Kapitza
Calgary, Alberta

Sam Kolias
Calgary, Alberta

Van Kolias
Calgary, Alberta

Jon E. Love
Toronto, Ontario

David V. Richards
Calgary, Alberta

Kevin P. Screpnechuk
Calgary, Alberta

Michael D. Young
Dallas, Texas

SOLICITORS

Stikeman Elliott
4300 Bankers Hall West
888 – 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 – 1 Street SW
Calgary, Alberta
T2R OW1

BANKERS

Toronto Dominion Bank
340 – 5 Avenue SW
Calgary, Alberta
T2P 2P6

AUDITORS

Deloitte & Touche LLP
3000, 700 – 2nd Street SW
Calgary, Alberta
T2P OS7

REGISTRAR & TRANSFER AGENT

ComputershareTrust
Company of Canada
600, 530 – 8 Avenue SW
Calgary, Alberta T2P 3S8

STOCK EXCHANGES

The Toronto Stock Exchange
The New York Stock Exchange









BOARDWALK

ANNUAL REPORT 2001



boardwalkvalue









Boardwalk is committed to delivering superior value to our customers by providing quality rental accommodation with exceptional service at competitive prices and utmost customer satisfaction.

customervalue

Boardwalk enhances the value of its portfolio through pro-active management and capital upgrades while applying our leading-edge, customized systems to generate operating and administrative efficiencies.

portfolio**value**

Boardwalk is committed to building superior and sustainable growth in value for our shareholders over the long-term.

shareholdervalue

profilemission

OUR COMPANY PROFILE

Boardwalk Equities Inc. is Canada's largest owner-operator of multi-family rental properties and enjoys a successful 18-year track record in their acquisition, ownership and management. The Company currently owns and operates in excess of 200 properties, with more than 25,900 units totaling over 21 million net rentable square feet. Its portfolio is concentrated in the provinces of Alberta, Saskatchewan and Ontario. The Company has assets of $1.5 billion at book value, and over 900 associate employees. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto and New York Stock Exchanges, trading under the symbol BEI. The Company has a total market capitalization of $1.7 billion. Additional information is available at Boardwalk's web site at **www.bwalk.com.** Recent investor information can be found on the Internet at **http://investor.bwalk.com.**

TABLE OF CONTENTS

OUR MISSION

Boardwalk's mission is "to efficiently provide the best value in carefree living at competitive prices and utmost customer satisfaction".

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, and as set forth in the "Management's Discussion and Analysis" section of the annual report. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.






letter to shareholders

TO OUR SHAREHOLDERS

We are very pleased to report to you Boardwalk's 2001 results and to share our view of our business and our perspective on its prospects for continued growth and success.

In 2001, our core rental operations delivered record results. Fundamentals for the multi-family sector remained healthy and we continued to see strength in our major market areas.

Our annual report's theme this year is "Boardwalk Value". It is a simple yet important statement revolving around our core beliefs and philosophies on how we have focused and will continue to focus on delivering value by providing superior service to our customers; by adding pro-active management of our properties; and by building superior and sustainable growth for our shareholders over the longer term. The sections in the annual report will expand upon our operations, our philosophy and our strategy.

2001 Financial and operational highlights

Boardwalk's rental operations had a record year, driven by the strong performance of our assets. For the year ended December 31, 2001, Boardwalk reported the following financial results:

- Rental revenues increased to $205.3 million, an increase of 9.6% compared to the 12-month period ended November 30, 2000;
- Net operating income grew by 10.7% to $122.9 million;
- Funds from operations ("FFO"), excluding gains, totaled $49.9 million, a 24.1% increase;
- We exceeded consensus estimates with FFO per share, excluding gains, for 2001 of $0.99 on a diluted basis, an increase of 23.8% compared to $0.80 for the 12-month period ending November 30, 2000.

Our portfolio performed strongly overall in 2001, with the following highlights:

- Average monthly rents realized in 2001 were $664 per unit, up $27, or 4.2%, compared to the seven-month period ended December 31, 2000;
- In fiscal 2001 our average occupancy rate was 95.1% and was 96.1% during the fourth quarter of the year;
- Our "same-store" results for our stabilized properties (those owned for a period of over 24 months) continued to show strong performance with rental revenue growth of 8.4% in 2001, and NOI growth of 10.3%.

Other highlights of the year include:

- We completed the acquisition of a total of 1,362 units for a total of $58.3 million, or approximately $42,800 per unit, which represents a significant discount to replacement cost;
- We completed the buyback of approximately 880,000 of our common shares during 2001 at an average cost of $11.72 per share.

Financial review

Boardwalk's financial position is the strongest in our history. Never before have we had access to as much capital to expand our holdings through external acquisitions and/or for buying back more of our shares. With our cash and short-term investments, available lines of credit, expected proceeds from refinancings and mortgage drawdowns, we anticipate having over $125 million of liquidity over the next 12 months.

Our capital expenditures on our existing portfolio should continue to fall significantly over the next several years as we have already invested heavily in improvements to many of our properties over the past four years. The result will be a significant increase in our internally generated free cash flow in the years ahead, which will give us even more financial flexibility.

Write-down of Suite Systems

A significant challenge we faced in 2001 related to our wholly owned technology and communications subsidiary, Suite Systems Inc. During the year, we recorded a significant one-time write-down of close to $30 million, principally related to the assets of Suite Systems, and announced that we had curtailed its operations.

The factors leading to our decision to abandon the Suite Systems initiative included:

- An inability to reach agreement on acceptable terms with owners of dark fibre and rights of way;
- On-going delays and uncertainties in obtaining alternative access;
- A significant deterioration in the capital markets for such ventures resulting in a prohibitively high cost of capital;
- Unacceptable levels of returns on a revised smaller-scale business model given the continued high risks entailed and significant capital requirements.

By taking this action, we eliminated a venture that would have diluted our strong rental operations' cash flow going forward for a number of years, and which would have required a significant amount of capital to roll out. We are also now focusing all our attention and resources on our core operations and on continuing to build the value of that business.

Sector outlook

We are optimistic about the future of our industry. While the economic slowdown will have a short-term impact on rental demand and rental rates, we believe that, looking forward, the underlying fundamentals for the sector are very strong.

Positive demographic trends are expected to continue throughout the current decade that will have a significant impact on demand for multi-family rental properties. The "echo boomers", or the children of the baby boomers, will swell the number of young adults, a prime category for rental accommodation. Another age group that will experience well above average growth will be the "empty nester" population, namely the 50 and up age categories. This demographic group also has a higher propensity to rent, many of them by choice.

New supply of rental product has been minimal for over 15 years and remains limited across the country. Vacancy rates continue to be low in most markets across the country. CMHC is forecasting that vacancy rates will continue to be stable in Canada, with projections of 1.3% in both 2002 and 2003.

Our markets

Our core markets remained strong in 2001. Despite the significant slowdown in the economy experienced in the latter part of the year, we continued to see solid performance in our portfolio in the last several months of 2001 and into the first part of 2002.

We believe that the fundamentals in our markets remain strong. Geographically, Boardwalk has a presence in some of the most dynamic markets in the country. Our portfolio's largest concentration is within the province of Alberta, which accounts for almost two-thirds of our total units. Alberta has led the country in economic, job and population growth over the past five years; and economists are projecting that Alberta will continue to show one of the strongest GDP growth rates among the provinces over the next several years. Demand for all forms of housing in the province continues to be extremely strong, driven by the strong levels of job growth and in-migration.

Edmonton and Calgary, our two largest markets, have ranked among the fastest growing cities in Canada and are projected to continue to show strong performance in the upcoming years. Vacancy rates have continued to fall, and according to CMHC statistics are currently approximately 1% in both markets. We have over 15,000 units in those two markets, representing almost 60% of our total portfolio.

Our business outlook

Boardwalk is well positioned with the greatest financial flexibility in its history going forward. We also enjoy record – and growing – cash flows from our rental properties, a strong base of operations with a high concentration in dynamic markets with high barriers to new supply, and a strong operations and management infrastructure. We are well positioned to deliver above-average internal growth in the years ahead and have the financial capability to capitalize on future opportunities.

Over the last couple of years we have withstood a number of difficult challenges. We went through energy cost shocks of as much as 300% and property tax increases, both of which had a material impact on our operating

letter to shareholders

costs; and also the meltdown of the technology and telecom bubble, which impacted our Suite Systems initiative.

The economic slowdown is beginning to show signs of reversing at the date of this letter, and most economists predict that economic growth will start to rebound by the second half of 2002. Regardless, management will continue to adapt to changing economic conditions with the focus remaining on building value over the long term. Boardwalk was founded during a period of economic uncertainty. As a value-oriented investor, we view difficult economic times and periods of temporary regional weakness as potential opportunities to invest capital at attractive returns for the long term.

There are several reasons for our confidence in the future of our business.

- We operate in major markets that have strong economic fundamentals and among the best supply/demand dynamics in the country;
- Our property portfolio was acquired and renovated at a fraction of replacement cost;
- Our in-place rents are at a significant discount to what is needed to justify economical new construction;
- We have a solid balance sheet and strong and growing cash flow that give us the flexibility to capitalize on new opportunities;
- We have a strong management team with talented and skilled people throughout our organization.

We will focus on two major areas for growth in 2002 and beyond:

Internal growth. We believe we are well positioned to generate above-average internal growth from our existing portfolio due to it's concentration in strong markets with increasing demand and high barriers to new supply. Over the longer term, we believe the largest opportunity for the Company will be from harvesting the significant inherent upside that exists in our portfolio as rents continue to rise toward replacement cost rents in our markets, a trend we have already witnessed over the past five to seven years in many U.S. cities. Every $25 net increase in our rents per unit would translate into an additional $0.15 per share of FFO.

In addition, with the lower interest rate environment every quarter point drop in capitalization rates results in close to a $1 per share increase in the value of our properties.

Acquisitions. We will actively continue to pursue acquisition opportunities that meet our investment criteria. Our acquisition strategy remains unchanged – a value-oriented approach focused on well-located properties in attractive markets where we can buy for well under replacement cost, add value and generate attractive returns on our capital.

Our management team have confidence in the future of Boardwalk. We have built a company for the long term and are well positioned to prosper in the years ahead. We have a tremendous platform and a quality portfolio. We are confident we have the capital, the plan, the people and the operational capability to deliver superior long-term performance.

Our principal objective remains to continue focusing on providing customer value, enhancing our portfolio value and building long-term value for our shareholders.

Final thoughts

We would like to congratulate and thank Paul J. Hill, who has assumed the role of Chairman of our Board of Directors. Paul has served as an independent board member of the company since 1994, and has served on the company's Audit Committee and Executive Compensation Committee. Paul is President and CEO of The Hill Companies and Harvard Developments Ltd. We are also extremely pleased to welcome Jon E. Love to the Board. Jon is a real estate executive with an excellent track record; he stepped down last fall from his position of President and CEO of Oxford Properties Group Inc., Canada's leading office property company. We look forward to his insights and contribution.

We would also like to take this opportunity to recognize the importance and contribution of the many relationships we have built over the years – the people we partner with to help us achieve our goals.

Most of all, we would like to extend our sincere thanks to our more than 900 associates throughout the company who demonstrate day in and day out their talent, dedication and ability to move our Company forward and help us build value for shareholders and our customers. In the first two months of 2002, we had the chance to visit each of our cities and spend time with the vast majority of our associates. We are extremely gratified by the enthusiasm and support we receive from such a dedicated team across our organization.

On behalf of the Board and our entire Boardwalk team, we would like to thank all of our shareholders for their ongoing support. We look forward to continuing to build value for all our Stakeholders in the years ahead.

Respectfully,

Sam Kolias
President and CEO

Mike Hough
Senior Vice President

March 1, 2002



questionsanswers

Q&A WITH BOARDWALK MANAGEMENT

Q How does Boardwalk today compare to the company it was when you went public in the mid-1990s?

A **Sam Kolias, President and CEO.** A lot has changed. One of the biggest differences is our size. Today, we own and manage over 25,000 units compared to approximately 2,500 six years ago.

Also, our Company today is unquestionably much stronger in a lot of ways: our financial strength and flexibility have never been better. We have record – and growing – cash flows, and we are light years ahead in our operational capabilities. With the strong base of operations and capabilities that we have today, it is exciting to look toward the future.

Q Boardwalk reported the highest same-store NOI growth of any North American multi-family REIT or corporation over the past several quarters. How do you account for that?

A **Rob Geremia, Senior Vice President, Finance, and CFO.** I think it boils down to several things. First, we are heavily weighted in markets that are very strong. In fact, Edmonton and Calgary, our two largest markets, are among the best economic and job growth cities in North America. Secondly, we are continuing to see the impact of the significant capital improvements that we have made to our properties over the past several years.

And lastly, we continue to strive to the best of our abilities to make our operations more efficient and to reduce controllable operating expenses.

Q What are the biggest risks you see to your business?

A **Kevin Screpnechuk, Senior Vice President, Rental Operations.** The biggest risk would be that of oversupply of new rental construction in our marketplaces. Unlike the U.S. market, however, Canada has had a very limited new supply of rental product over the past decade – actually, since the early 1980s. A significant advantage is having a portfolio that was accumulated at a fraction of replacement cost – which was by design. We are well positioned in our major markets with good demand growth and high barriers to new supply. For example, in our market areas, existing rental levels continue to be well below replacement cost rents needed to justify new construction. And, in fact, the rental stock in our two major markets has actually declined over the past 10 years due to condo conversions. Also, we do not believe that any potential future government-initiated programs aimed at spurring new rental construction will have a material impact on our market areas.

Another risk going forward is the uncertainty with respect to various utility prices. We have actively looked to mitigate those risks in our portfolio by locking in gas and electrical prices where practical. As part of our overall strategy, we are also moving to install electrical submetering technology at some of our buildings.

Q What are your acquisition-level expectations?

A **Bill Chidley, Senior Vice President, Corporate Development.** We have always been opportunistic with respect to our acquisition activity, so that makes predicting a little hard. That being said, we have indicated that we expect to acquire between 1,000 and 2,000 units per year. In 2001, we acquired just under 1,400 units; so barring any unusual transactions, we would anticipate to be in that range again this year.

This range is well below our pace between 1997 and 1999, when we acquired an average of over 6,500 units per year. There have been several factors that have led to the slowdown. First, there has been a general recovery across almost all markets, making opportunistic acquisitions less plentiful. Secondly, there has been increased competition from pension funds and other investors that has led to higher prices and lower yields. And thirdly, the supply of product for sale has declined over the last several years as the lower interest rate environment, combined with the increase in asset values, has afforded property owners additional alternatives – such as refinancing – for extracting capital from their properties.

Even with a more competitive acquisition environment, given the highly fragmented nature of the industry, there are always attractive opportunities that arise. An advantage that we have as a public company is that we have an ability to offer property owners various tax deferral options.

Q Are you looking at expanding into new markets?

A **John Dill, Vice President, Eastern Acquisitions.** The short answer is yes. We have put significant time and resources into investigating and researching other market areas, and have extensive databases of properties and property owners in major targeted markets across Canada. We have been, and continue to be, in active dialogue with owners of properties and portfolios in new market areas.

We have a disciplined, value-oriented and counter-cyclical approach to acquisitions. With this in mind, we focus on well-located properties that can be acquired at a significant discount to replacement cost, and that offer good going-in yields with the potential to improve on those returns going forward. And we'll pursue opportunities in new markets only where we can effectively manage the properties and where we believe we can reach critical mass.

Q Are you interested in joint venture partners?

A **Mike Hough, Senior Vice President.** Absolutely. The multi-family property sector has become increasingly attractive to pension funds and other sophisticated investors in Canada over the past several years. With our strong existing platform and our track record in the business, we think there will be opportunities over time to enter into one or more strategic relationships that would serve to enhance our growth prospects and add to shareholder value.

We have had dialogue with a number of interested investors who want either to get into the ownership of apartments or to increase their existing positions. If the right opportunity came along, we believe we have already established relationships where we share a similar investment philosophy, which would enable us to act quickly.

Q What has led to your focus on customers?

A **Van Kolias, Senior Vice President, Quality Control.** The apartment industry historically has had a poor track record when it comes to customer service, maybe in part due to the highly fragmented nature of the market. When we started out in the business, this gave us a tremendous opportunity to differentiate Boardwalk in the marketplace. Our view is that it is our customers who ultimately drive the value of our properties and our business. If we are going to be successful over the long term, we need to have a clear focus on our customers.

It's a fairly simple philosophy, but one which we think is incredibly important. If we can provide our customers with a quality, well-maintained place to live and combine that with a high level of customer service at good value, we believe we will be more successful at retaining and attracting more customers to our communities over time.

Q Where will your growth come from in the future?

A **Sam Kolias, President and CEO.** A very significant area of growth for our Company over time will be from the internal growth we believe is embedded in our existing portfolio. The underlying fundamentals in our markets appear strong for the foreseeable future, with growing demand and continued limited supply. Demographic trends are projected to have a strong impact on demand for rental housing for at least the next decade.

We believe the significant gap between our current market capitalization and the replacement cost of our portfolio will narrow over time. History has shown us that market values will eventually trend toward replacement values. As this gap closes, there will be a very significant increase in the underlying value of the company. That gap today stands at more than $800 million, or over $16 per share in potential incremental value.

We are also committed to continuing to pursue acquisitions that meet our investment criteria to enhance our growth and long-term shareholder value, and to buying back our shares when we can also achieve the same objectives.

customervalue





customer**value**

At Boardwalk, our guiding principle is very simple – to treat our customers as we would like to be treated. Using this simple principle, we have created a strong, service-oriented organization over the years which distinguishes us in the multi-family housing industry today. Our commitment to our customers is manifest in every department of our Company.

Boardwalk has witnessed tremendous growth over a relatively short time period. Despite our rapid growth, we have always recognized that our over 25,000 units are more than just mere shelters for our customers. For each of our 50,000 residents, their rental community represents their "home".

Boardwalk's mission statement clearly spells out exactly what we're all striving for – "to efficiently provide the best value in carefree living at competitive prices and utmost customer satisfaction". From our customers' initial contact with our Company to the time they move out, our associates understand that "utmost customer satisfaction" means we are dedicated to ensuring our customer's living experience while with Boardwalk will be a positive one.

QUALITY RENTAL ACCOMMODATION

Boardwalk owns and operates over 200 quality apartment and townhouse communities in 12 cities across Canada. These properties are carefully selected for their proximity to key amenities like shopping, schools and recreation facilities. We have completed close to $300 million worth of capital improvements to our properties over the past four years, from renovations and new appliances in the suites to exterior upgrades to landscaping. The magnitude of this program is unprecedented in the country.

SUPERIOR CUSTOMER SERVICE AND CONVENIENCE

Boardwalk aims to provide a high level of service and convenience to our customers in a number of ways. These include:

Customer-oriented on-site associates

Every Boardwalk apartment community has a team of dedicated on-site customer service, cleaning and maintenance service personnel who focus on delivering superior service. Boardwalk's on-site personnel are supported by our state-of-the-art information and property management systems that help provide fast and accurate service to our customers. Our customer service representatives, using our systems, can:

- Access real-time information relating to any customer account or service request;
- Process a lease application on-line and with an instantaneous credit check service, approve the lease on the spot;
- Identify available units in other Boardwalk properties for customers looking to relocate, whether within their city, or to another city in which we operate;



- Provide answers regarding our policies and procedures for customers living within a Boardwalk community.

We have made significant enhancements and continuous upgrades to our systems in recent years to ensure our associates have the best tools to respond to customer needs and requests. Our proprietary systems, which are considered to be among the best in the industry, provide our customer service representatives with all the tools necessary to manage a building efficiently and effectively and to provide superior customer service. Our advanced systems have given our on-site associates opportunities for increased responsibility and have enabled them to respond to customer requests in a much more timely manner.

24x7 Customer service centre
Customers in any of our communities across Canada can reach Boardwalk at any time through our toll free call centre at 310-WALK (9255).

Customer-friendly web site
By visiting www.bwalk.com, a prospective customer can get detailed information on all of our properties including location maps, amenities, suite layouts, rental rates and contact information. They can also perform a search of all our properties for available units that meet their criteria.

OUR BIGGEST ASSET

At Boardwalk, we recognize that our associates are our most important asset. While our real estate properties make up the majority of our assets on the balance sheet, their performance depends on the skill and knowledge of the people who manage and operate them on a day-to-day basis.

Our core mission centers on providing superior service and value to our customers. Our frontline associates – including our customer service representatives and our maintenance, cleaning and landscaping service associates – help us achieve this on a daily basis.

Boardwalk's associates are the key to our continued success. Their energy, creativity and dedication are what separate us and our properties from the competition.

FUTURE

Boardwalk's mission statement underscores our Company's commitment to excellence in service and value. It is this commitment that defines and differentiates us in the multi-family industry. Going forward, we will continually strive to enhance Boardwalk's brand and reputation in the levels of service and value we offer to our existing and prospective residents.

portfolio**value**



Total porfolio
(Units)



Dec 95 2,126
Dec 96 3,458
Dec 97 9,959
Dec 98 19,549
Dec 99 23,677
Dec 00 24,821
Dec 01 25,889
To date 25,949

Portfolio breakdown by province
(Units)



Ontario 16%
Alberta 66%
Saskatchewan 18%









portfoliovalue

Although we are the biggest multi-family property owner/operator in Canada, we take a great deal more pride in being respected as one of the best operators in the sector. We take a value-added approach to our properties and a hands-on approach to property management.

With the scale of our operations and our strong financial base we have been able to develop many systems and initiatives that have enhanced our efficiencies and allowed us to provide better service to our residents. That, combined with a talented team of property managers and on-site associates and a clearly defined set of service standards, has enabled us to maintain consistently high quality and service.

OUR PORTFOLIO

- Our portfolio comprises an undivided interest in approximately 210 properties encompassing more than 25,900 units;
- Our properties are located in 12 cities across three provinces in Canada;
- A total of 66% of our units are located in Alberta, 16% in Ontario and 18% in Saskatchewan;
- Our properties range in size from 50 to 600 units, the majority exceeding 75 units, with an average unit size of 834 square feet;
- We own a combination of high-rise apartments (34% of total units), garden-style apartment communities (50%) and townhouses (16%);
- 91% of our portfolio is now "stabilized", which simply means a property that we've owned for more than 24 months;
- The average occupancy rate of our portfolio for fiscal 2001 was 95.1%, and for the fourth quarter of the year was 96.1%;
- The average rent for our portfolio during 2001 was $664 per unit per month;
- The average book cost of our properties is approximately $53,600 per unit;
- All of the major markets we are in are strong or stable and rank among the markets with the lowest vacancy rates in the country;
- According to the CMHC rental market survey, all of Boardwalk's major markets have vacancy rates of below 3%;
- While overall market share nation-wide is less than 2%, we have a weighted average market share of 14% in our seven largest markets;
- Our properties are well located near centres of employment, shopping, transportation and entertainment. In addition, our communities offer a range of on-site amenities, including workout facilities and pools.

MANAGING OUR PROPERTIES

Boardwalk is a fully integrated real estate organization with more than 900 associates. We actively manage all our properties using strong local, knowledgeable individuals. Our regional directors and area coordinators oversee our on-site property management teams at each of our communities. For broader portfolio-wide operational and administrative functions, our

Portfolio breakdown by city
(Units)


Other, AB 7.1%
Other, ON 1.3%
Windsor, ON 6.0%
Calgary, AB 17.9%
London, ON 8.7%
Saskatoon, SK 7.8%
Regina, SK 10.1%
Edmonton, AB 41.2%




Spruce Ridge Before


Spruce Ridge After

corporate head office in Calgary provides support to all regional offices and immediate response to important operational issues.

Our state-of-the-art web-enabled property management systems enable efficient communication and provide real-time information and reports to everyone throughout the organization, including our on-site property management associates who access that information on a daily basis, allowing them in turn to serve our residents more effectively.

In managing our properties, we seek to maximize cash flows from existing properties through maintaining an optimal mix of occupancy rates and rental rates while reducing resident turnover and controlling operating expenses.

Our Company's size also provides numerous competitive advantages, including cross-selling potential, intra-city synergies and branding opportunities. And in terms of bulk purchasing, our scale gives us the buying power to secure attractive pricing from major suppliers on everything from appliances and carpets to outside contractors, which results in significant cost efficiencies.

ADDING VALUE TO OUR PROPERTIES

In 2001, we invested $53 million in improving and upgrading our properties, the majority being value-added capital expenditures. The total invested in our properties over the past four years is now close to $300 million.

We have upgraded and repositioned virtually every building we own. These investments include everything from roofs and parking lots to lobbies, hallways, windows and complete suite renovations, to new boilers, in many cases restoring the properties and suites to "like-new" condition. This serves to significantly enhance the quality of our properties, enhance their long-term value and solidify their competitive position in the marketplace. It has also enabled us to provide superior living environments for our residents.

Boardwalk will continue to review its existing portfolio and, where appropriate, will pursue additional value-added upgrades. We anticipate that the overall level of capital expenditures on our existing properties will decline significantly over the next several years as a large number of our properties have already undergone major upgrades and improvements.

A CASE STUDY – SPRUCE RIDGE ESTATES

In November of 1997, Boardwalk acquired Spruce Ridge Estates, a garden-style apartment community located in southwest Calgary. This community, built in the 1950s, was a run-down, unattractive property in need of a significant amount of capital for deferred maintenance issues. At the same time, however, we saw a property with tremendous potential.

The location of the property was excellent. It was in close proximity to downtown Calgary – only 5 minutes to the city centre. It was situated in a

Portfolio breakdown


Townhouse 16%
Garden 50%
Highrise 34%

Boardwalk market share in major centres


Windsor CMA 10%
London CMA 6%
Kitchener CMA 1%
Saskatoon CMA 13%
Regina CMA 22%
Edmonton CMA 17%
Calgary CMA 10%
Weighted Avg. 14%





portfolio**value**

stunning natural setting, located on top of the Bow River escarpment, enjoying tremendous views and was close to bus routes, schools and many other amenities. We were acquiring the property at a significant discount to replacement cost – a total of $14.5 million, or $31,900 per unit. The 23-acre property had significant excess land and density provisions that could accommodate the development of more than 1,000 additional units.

In August 1999, we sold a portion of the property, including five acres of excess land, to a local developer and recorded a profit of over $9 million on the sale – representing over 60% of our total original purchase price for the whole property less than two years previously.

In 2001, after the extensive renovations to the entire project were completed, Spruce Ridge Estates was awarded the "Building of the Year Award" for the 101+ unit category by the Calgary Apartment Association. The interior and exterior finishes of our property have been very well received and we have experienced a significant level of demand for the repositioned project. Boardwalk's renovations have not only changed the look of the buildings, they have changed the whole environment and community, according to a 10-year resident of Spruce Ridge Estates.

BUILDING THE BOARDWALK BRAND

Boardwalk is already a trusted and recognized name in our markets. During our 18-year history, with the dedication of our talented group of associates we have worked to build the Boardwalk brand.

A brand is a promise – a promise to deliver on expectations. For Boardwalk, our brand promise revolves around a number of key factors that add up to a total customer experience – value, quality, service, reliability and convenience. We want our customers to understand that they will receive high quality service throughout the rental process, and can count on Boardwalk for a high level of service from the time they come to view one of our properties and sign a lease, to the day they move out.

Establishing a reputation for quality accommodation and superior service is a major competitive advantage in the rental business. Our brand is an important asset and we believe that continuing to build the Boardwalk brand and reputation will help distinguish us in the marketplace and create long-term value for our Company.

TECHNOLOGY

Since its inception, Boardwalk has been at the forefront in the deployment of technology in our core business with the aim of improving operating efficiencies and enhancing customer service.


Real GDP
(Indexed to 100 as of 1996)
175
150
125
100
75
96 97 98 99 00 01f 02f 03f 04f 05f 06f
Alberta
Canada


Alberta
Fort McMurray
Grande Prairie
Edmonton
Red Deer
Banff
Airdrie
Calgary









One important enhancement to our systems was the roll-out of our web-enabled property management system, Transact, which connected all of our on-site associates at every property. Transact is a user-friendly system that streamlines tasks and simplifies the entire property management process and enables us to provide better and faster service to our customers.

The system has tremendous functionality, including:

- Online access to all required forms and notices;
- Rental inquiry tracking;
- On-line lease application and automatic credit check;
- Comprehensive access to suite availability throughout our portfolio;
- Extensive automated report functions, including vacancies, turnover, rent roll, notices issued, and upcoming move-ins/outs;
- Efficient tracking of all customer maintenance requests and outstanding work orders;
- On-line parts lists, inventory control and purchase orders.

The benefits of rolling out the system included significant cost efficiencies, faster communications, quicker identification of problems and enhanced coordination of skills and resources. We have also been able to reduce our overhead costs significantly over the past two years. And we have at the same time significantly enhanced the tools available to our on-site associates.

We believe our investment in technology related to our core business has already been returned many times over, both in terms of reduced operating costs and in terms of the profitable growth that it has enabled us to achieve over the past five years. Our goal is to continue to invest in technology where we can realize additional efficiencies and enhance our customer service.

ALBERTA – OUR LARGEST MARKET

Boardwalk's largest concentration is in Alberta, with over 140 properties comprising more than 17,150 units (66% of our total units) and representing over 14.5 million square feet of net rentable space. Our operations in Alberta now include properties in seven cities throughout the province – from Fort McMurray in Northern Alberta to the resort community of Banff. Boardwalk's largest markets are Edmonton (41% of our total units), the provincial capital, and Calgary (18% of total units), the business and financial centre of the province.

In economic terms, Alberta's economy represents 11% of the country's economy. It is the largest provincial economy in western Canada and is the third largest in the country, behind Ontario and Quebec.

Alberta cumulative total
(Units)


Dec 95 2,126
Dec 96 2,126
Dec 97 8,081
Dec 98 15,407
Dec 99 16,414
Dec 00 16,640
Dec 01 17,169

Boardwalk's portfolio


Alberta 66%
Other 34%



Courtesy of Economic Development Edmonton

portfoliovalue

Alberta has ranked as one of the fastest-growing provinces in the country with respect to jobs, population, and economic output over the past five years. In 2001, Alberta led the country in economic growth with real GDP increasing by 4.2%, compared to 1.5% for the country.

The Conference Board of Canada has forecast that Alberta's economic growth will continue to be among the fastest in the country, with the growth rate for real GDP expected to be 2.3% for 2002, 3.7% in 2003 and 4.3% in 2004. Despite the weakness in natural gas and oil prices, The Conference Board of Canada, in its Metropolitan Outlook, Winter 2002 report, indicated that "overall, the outlook for energy investment is still robust in Alberta, with new power plants and numerous multi-billion oil sands projects in view".

The province's economic base has become increasingly diversified over the years, aided by a pro-business provincial government and the lowest corporate and personal tax rates in the country – part of what is termed the "Alberta advantage".

The energy sector continues to be a major economic force in the province. The mid- to long-term outlook for Alberta's resource industry continues to be promising. Billions of dollars are being invested in the development of the tar sands in northern Alberta, which energy researchers indicate is the world's largest known oil reserve. This is among the many large-scale energy-related projects that are expected to contribute to the economic prosperity of the province in the years ahead.

Edmonton and Calgary

Calgary and Edmonton have the country's fourth and fifth largest economies, after Toronto, Montreal and Vancouver. In the past few years Calgary and Edmonton have consistently ranked among the fastest-growing cities in Canada. In 2001, Edmonton led the country with real GDP growth of 5.9% and Calgary ranked third (among 18 major Canadian cities) with real GDP growth of 4.7%.

According to The Conference Board of Canada, Edmonton is expected to be one of the fastest growing economies among major Canadian cities in 2002 and 2003, with growth rates of 3.2% and 4.3%, respectively. Other forecasts for Edmonton include:

- 14,000 new jobs will be created in 2002 (a 2.8% increase), and a total of 64,000 new jobs through 2006 (a 12.6% increase);
- 4.8% unemployment rate in 2002 and 4.2% in 2003, then staying relatively stable at 4.3%-4.4% through 2006;
- Population will increase by 1.7% in 2002 to 974,000 and by 7.4% through 2006 to 1,029,000;
- Real GDP growth of $6.8 billion by 2006, representing a 19.8% increase over the period.


Real GDP
(Indexed to 100 as of 1996)
175
150
125
100
75
96 97 98 99 00 01f 02f 03f 04f 05f 06f
Calgary Edmonton Canada


Apartment vacancy rates
(Calgary and Edmonton)
12%
10%
8%
6%
4%
2%
0%
Oct 95 Oct 96 Oct 97 Oct 98 Oct 99 Oct 00 Oct 01
Calgary Edmonton



Other factors contributing to the outlook for the city include:

- Cost competitiveness. In an international cost-comparison report released by KPMG in early 2002, Edmonton offered the lowest overall business costs among 86 large and medium size international cites surveyed in North America, Europe and Japan;
- Diversification. Increased economic diversification over the years has resulted in Edmonton, with Montreal, being rated by The Conference Board of Canada as the most diverse economies in Canada.

According to Economic Development Edmonton (EDE), there were a total of $64 billion worth of major projects in the Edmonton service area as of September 2001. The bulk of these are projects are related to the oil, gas and oil sands sectors, as well as to a variety of power, pipeline and infrastructure projects. Edmonton should continue to benefit from these activities for many years.

Calgary is also expected to have one of the fastest growing economies in 2002 and 2003, according to The Conference Board of Canada, with growth rates of 2.4% and 4.2%, respectively.

Other forecasts for Calgary include:

- 4,000 new jobs will be created in 2002 (a 0.7% increase), and a total of 64,000 new jobs through 2006 (an 11.3% increase);
- 5.1% unemployment rate in 2002 and 4.6% in 2003, then falling to 4.2% to 4.4% through 2006;
- Population will increase by 2.2% in 2002 to 994,000 and by 8.6% to 1,057,000 through 2006;
- Real GDP growth of $7.5 billion by 2006, representing a 19.2% increase over the period.

With robust population growth and a solid economic backdrop, the Calgary and Edmonton housing markets have been among the strongest in the country. House prices in Edmonton and Calgary continued to rise and are at their highest levels in history. According to statistics from the Edmonton and Calgary Real Estate Boards, in December 2001 average residential resale prices for single detached homes had risen by 9.5% in Edmonton to $157,400; in Calgary they rose by 4.5% to over $196,400.

Reflecting the strong market dynamics, the apartment market in both Edmonton and Calgary has continued to show considerable strength.

Apartment vacancy rates – October 2001


7%
6%
5%
4%
3%
2%
1%
0
Canada
Thunder Bay
Sudbury
Saint John
Trois-Rivieres
Chicoutimi
Saskatoon
Windsor
Halifax
St. John's
Sherbrooke
Regina
St.Catharines
London
Winnipeg
Oshawa
Hamilton
Calgary
Vancouver
Toronto
Kitchener
Edmonton
Quebec
Ottawa
Hull
Montreal
Victoria

Source: CMHC



portfoliovalue

Fueled by strong job and population growth, the demand for rental housing in Edmonton and Calgary has continued to increase while the supply has decreased over the past decade as a result of condominium conversions. In Calgary, the amount of rental units per 1,000 population has fallen from 71 in 1994 to 51 as of October 2001, due to the reduction in the rental stock combined with the increased population.

CMHC's rental market report of October 2001 indicated that Edmonton had an apartment vacancy rate of 0.9%, the lowest rate since 1978 and a decrease of 0.5% from the previous year's 1.4% rate. Calgary had a vacancy rate of 1.2%, a slight decline from 1.3% in the previous year.

Edmonton and Calgary recorded the largest rent increases among Canada's 26 major centers in CMHC's survey for two-bedroom apartments in 2001. Edmonton had the largest increase at 8.7% and Calgary had the second largest increase at 5.8%. CMHC is forecasting 2002 rental increases of 6% for Edmonton and of 4% for Calgary.

CANADIAN MARKET OVERVIEW

The multi-family rental market in Canada is characterized as being large and highly fragmented. The market encompasses approximately 1.8 million units across Canada, equating to approximately 1.5 billion square feet of space. While Boardwalk is the largest owner-operator in the country, our approximately 26,000 units represent less than 2% of the entire market. Fundamentals for the multi-family sector remain strong in Canada – low-to-moderate vacancy rates across most markets, limited new supply, and continued growing demand all combine to provide attractive demographic trends for the industry.

Increasing demand. The picture is encouraging, due to a combination of projected population and job growth, combined with demographic trends, that will drive demand for multi-family housing over the next decade.

- Canada's population is projected to increase by over 2.3 million by 2011;
- According to The Conference Board of Canada, employment growth is projected to increase by 1.2 million by 2006, or 7.9%;
- The prime rental population groups are expected to rise at a greater rate than other population categories into the next decade. The population of young adults in the 20-29 age category will increase by over 300,000, or 7.3% between 2001 and 2011. Adults aged 50-64 will grow by over 1.9 million, or 38.5% over that period. Adults aged 65 or older will increase by 910,000, or over 23%, by the year 2011.


Property type ranking
(100 = highest ranking)
100
80
60
40
20
0%
Multi-family
Office
Retail
Industrial
Canada
United States
Source: Moody's


Apartment vacancy rate
(Canada)
Oct 95
4.3%
Oct 96
4.3%
Oct 97
4.1%
Oct 98
3.4%
Oct 99
2.6%
Oct 00
1.6%
Oct 01
1.1%
Source: CMHC



Limited new supply. There has been very limited new supply of rental accommodation in Canada over the past two decades. In most markets, rental levels will have to increase significantly before new rental multi-family development makes economic sense.

Of the limited new supply that is being built, many projects are catering to the high or luxury end of the rental market, with premium rental rates. This year, there is projected to be approximately 12,000 new rental units built across the country, representing just over 0.6% of the total rental inventory.

This is a fraction of the amount of new supply that has and continues to occur in the U.S. It reflects the fact that in most markets, rental rates required to justify new construction are still substantially greater than current market rents.

Vacancy levels. Vacancy rates across the country have continued to decline. According to CMHC, the vacancy rates for apartments in Canada's major metropolitan centres fell to 1.1% in October 2001 from 1.6% the previous year, representing the lowest rate since 1987.

Of the 26 metropolitan markets in the CMHC survey, 18 had lower vacancy rates compared to the prior year. CMHC forecasts that vacancy rates will continue to remain stable in Canada, 1.3% for both 2002 and 2003.

Rental rates. Rental rates have continued to increase in markets across Canada. In CMHC's Rental Market Survey from October 2001, rent increases in metropolitan areas ranged between 0.2% and 8.7% during the prior year, with the greatest increases found in Edmonton and Calgary. The highest average monthly rents for two-bedroom apartments were in Toronto ($1,027) and Vancouver ($919).

Reflecting the favourable supply/demand fundamentals, the multi-family sector in Canada was the highest ranked by Moody's among real estate asset classes in North America in a report issued in the fall of last year. Highlights of the report included:

- The Canadian multi-family sector received a score of 99 – with 100 being the highest attainable score;
- In comparison, the U.S. multi-family sector was given a score of 81;
- Of the nine markets surveyed, Calgary, Montreal, Regina and Winnipeg all had the highest ranking at 100. Edmonton had a ranking of 98;
- Among other real estate asset classes in Canada, office was given a ranking of 76, industrial 82 and retail 75.

shareholdervalue






Total return
(Indexed to 100 at December 31, 1996)
600
500
400
300
200
100
0
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
TSE 300
TSE R.E.
BEI



shareholder**value**

Since going public in the mid-1990s, Boardwalk has grown more than tenfold as a result of an aggressive, yet disciplined, acquisition program. Importantly, over that time frame, we have also materially strengthened our operational capabilities and our management team, accumulated a high-quality portfolio concentrated in strong markets, and developed a tremendous business platform – all which serve to enhance our opportunity to achieve above-average growth and deliver superior shareholder value in the years ahead. In the sections below, we outline our business and investment philosophy, our competitive advantages and strengths, and our strategy to build long-term value.

OUR BUSINESS PHILOSOPHY

Our philosophy and beliefs, unchanged since our founding in 1984, have been the foundation for our success and are what shape our strategic initiatives to enhance shareholder value. Our philosophy is straightforward:

- Focus on resident satisfaction and service. We believe that delivering well-maintained, quality accommodation with a high standard of customer service will result in improved occupancy, reduced turnover and associated costs, and improved property cash flows and values over time;
- Acquire and manage a strong core portfolio of well-located assets in attractive markets;
- Have a pro-active, "hands-on" management approach to operating our properties to maximize sustainable cash flow growth and create long-term value;
- No development. We are not developers of new property and have no plans to be;
- Use technology to increase our productivity, processes and operations and to enhance customer service.

Our investment philosophy:

- Focus on markets with stable to strong demand characteristics and high barriers to new supply;
- Value-oriented. Seek to buy well located, structurally sound properties at significantly less than replacement cost, where we can achieve attractive returns;
- Seek value-added opportunities. Actively pursue value-added opportunities where pro-active management and the renovation and repositioning of properties can create significant incremental value;
- Leverage returns on cost on properties by using fixed-rate CMHC-insured mortgage financing which enables us to borrow at rates that are below that available through conventional mortgage financing.



OUR STRENGTHS AND COMPETITIVE ADVANTAGES

We believe that Boardwalk has a number of competitive advantages. These include:

- Focus. Boardwalk's operations are highly focused, concentrating exclusively on the acquisition and management of multi-family rental properties;
- Fully integrated organization. Boardwalk is a fully self-managed and integrated organization with more than 900 talented and dedicated associates throughout the Company. Boardwalk has an established track record and a strong, experienced and proven management team;
- Size, quality and stability of portfolio. Boardwalk has a large, high-quality portfolio in which we have invested heavily to enhance its long-term value;
- Attractive core markets. Our major markets are in areas of strong economic growth;
- Financial strength. Boardwalk has a strong balance sheet that gives us flexibility in financing our growth initiatives. The retention of the majority of our cash flows further enhances our financial flexibility;
- Value-added capabilities. Boardwalk has a proven track record for acquiring, renovating and repositioning under-managed properties;
- Scale. Boardwalk's size adds to our operating efficiencies, improves our access to debt and equity capital and increases our purchasing power. In addition, our portfolio concentration in our major markets affords us attractive economies of scale and the ability to leverage our infrastructure to capture operating, advertising and marketing efficiencies;
- Local market presence. Boardwalk has an established and significant presence in each of our markets, which we serve through an experienced staff and superior market knowledge;
- Boardwalk brand and reputation. Boardwalk has an established brand, track record and reputation in its major market areas. We believe that promoting our brand name creates awareness in the marketplace of our quality rental accommodation, exceptional customer service and superior value, which enhances our ability to attract new residents;
- Industry-leading property management systems. Boardwalk's property management systems enable us to manage our properties and our growth more effectively and to provide better customer service.

OUR STRATEGY

Our strategy is to:

- Optimize the returns on our existing assets. We will focus on enhancing the cash flows and returns on our portfolio through:
  - Active property management with a focus on controlling expenses, increasing occupancy and maintaining competitive market rents;
  - Selective renovation/repositioning of properties where it can result in sustainable improvement in returns and property values;
  - Continuing to implement programs that control expenses through investment in cost-saving initiatives, such as the installation of submetering technology;



shareholdervalue

- Seeking additional non-rental sources of revenue from third-party goods and services providers;
- Pursue value-oriented acquisitions. We will selectively acquire well-located apartments in competitive markets at prices substantially below replacement cost on which we can achieve attractive returns;
- Pursue co-investment partners. We are pursuing opportunities to form strategic partnerships or joint ventures on a selective basis with institutional and other sophisticated investors;
- Maintain a conservative financial structure. The Company intends to maintain a conservative financial structure using a prudent combination of equity and debt; to stagger the maturity dates on its mortgage financing while managing interest rate exposure; and to maintain conservative coverage ratios;
- Recycle capital. We will continue to evaluate opportunities to recycle existing capital through selective asset dispositions, where we can redeploy capital into investments with higher return potential;
- Pursue share buyback. We intend to continue to buy back our shares as market conditions permit, taking into consideration other factors including balance sheet flexibility, alternative investment opportunities, capital requirements and long-term growth implications.

BOARDWALK MANAGEMENT

Without question, the most essential element for the successful creation of long-term value for our shareholders is the quality of our people throughout our organization. We have a talented team with an outstanding record, as well as a strong and entrepreneurial management group.

Our team is recognized throughout the industry for its ability to identify new opportunities; for the comprehensiveness of its due-diligence evaluations; and for its proactive management, renovation, redevelopment and repositioning of assets.

A key part of Boardwalk's leadership philosophy is the clear alignment of our interests with shareholder interests. Our senior management team has a large stake in Boardwalk, owning a total of close to 35% of the Company's shares, giving them a significant stake in our success.

SIGNIFICANT FUTURE VALUE OPPORTUNITY

We believe that, over time, the gap between the value of our properties and their replacement cost value will narrow. This represents, in our mind, one of the most significant opportunities that exist for the Company – harvesting the inherent upside in value that exists from the eventual narrowing of that significant gap.



Management believes that an extremely conservative estimate of the replacement cost of our portfolio would be $2.5 billion. This would equate to approximately $100,000 per unit, and $100 per square foot on a gross buildable basis.

Today, our total market capitalization is approximately $1.7 billion. The narrowing of this $800 million gap, representing an incremental $16 per share, over time will result in significant incremental value for shareholders. In the meantime, we will continue to remain focused on enhancing the revenues and cash flows from our existing portfolio through our pro-active management approach, and on maximizing the long-term value of our properties.

SUMMARY

Boardwalk is well positioned for the future, with a clear and focused strategy. We are confident that the principles and strategy we follow, our excellent portfolio in strong markets, and the depth and talent of our associates and management team will provide superior long-term performance for our shareholders.

Boardwalk is committed to operating in a socially responsible way toward our customers and contributing to the broader communities in which we operate.

Whether it's providing subsidized rental accommodation to local athletes who are in training for the Olympics, employees shaving their heads to raise money for cancer research, or volunteering in the local soup kitchen, Boardwalk takes its role as a good corporate citizen seriously.

Boardwalk's Community Development and Social Services Department develops and participates in programs to serve a variety of needs of our customers and communities. Two of the aims of this department are to foster collaboration with government agencies to provide affordable housing and to deal directly with current Boardwalk customers who are in need of financial aid. Initiatives that benefit our customers include:

- A voluntary introduction of a $50 maximum rental increase for existing customers per allowable period;
- An Internal Subsidy Program in which over 100 suites are subsidized for customers experiencing financial difficulties and assistance is provided in finding long-term solutions to their housing needs;
- Participation in Alberta's rent supplement program, having approximately 500 units engaged to provide social housing. The units are mixed with market housing, yet available to the most needy families and individuals in our communities.

Examples of our community projects and involvement include:

- Calgary Homelessness Initiative. Boardwalk participated with the Calgary Homeless Foundation and social service and church agencies in this pilot project in which 10 homeless families were housed;
- New Life Centre and the PULSE Program. In collaboration with the Federal Government and New Life Centre, Boardwalk participated in a program which teaches a variety of job and other skills to young adults at risk of joblessness and homelessness;
- Homes of Hope. Boardwalk is a proud participant in Homes of Hope – a worldwide initiative to provide housing to the less fortunate. In 2001, a group of Boardwalk associates contributed their time and participated in the construction of two homes.

We are committed to continuing to provide support and add value to the communities we serve.

communityvalue



Gerry Thomas, CHA


Fort McMurray
Grande Prairie
Edmonton
Red Deer
Saskatoon
Banff
Airdrie
Calgary
Regina
Kitchener
Windsor
London


Total porfolio
(Units)
Dec 95 2,126
Dec 96 3,458
Dec 97 9,959
Dec 98 19,549
Dec 99 23,677
Dec 00 24,821
Dec 01 25,889
To date 25,949


Portfolio breakdown by province
(Units)
Ontario 16%
Alberta 66%
Saskatchewan 18%

property summary

BY CITY

Core cities	Number of units	Percent of units	Net rentable square footage	Percent of square footage	Average unit size
Calgary, AB	4,647	17.9%	3,774,685	17%	812
Edmonton, AB	10,679	41.2%	9,251,774	43%	866
Regina, SK	2,620	10.1%	2,105,191	10%	804
Saskatoon, SK	2,024	7.8%	1,724,358	8%	852
London, ON	2,256	8.7%	1,867,146	9%	828
Windsor, ON	1,551	6.0%	1,170,129	5%	754
Other – AB	1,843	7.1%	1,491,621	7%	809
Other – ON	329	1.3%	263,020	1%	799
Total	25,949	100%	21,647,924	100%	834

BY PROVINCE

Province	Number of units	Percent of units	Net rentable square footage	Percent of square footage	Average unit size
Alberta	17,169	66%	14,518,080	67%	846
Saskatchewan	4,644	18%	3,829,549	18%	825
Ontario	4,136	16%	3,300,295	15%	798
Total	25,949	100%	21,647,924	100%	834

ALL PROPERTIES

City	Property name	Building type	Number of units	Net rentable square footage	Average unit size
Calgary, AB					
	Boardwalk Heights	Highrise	202	160,894	797
	Boardwalk Plaza	Highrise	115	80,424	699
	Brentview Towers	Highrise	239	151,440	634
	Cedar Court Gardens	Townhouse	65	58,560	901
	Centre Point West	Highrise	123	110,611	899
	Century Towers	Highrise	90	73,411	816
	Chateau Apartments	Highrise	144	110,545	768
	Elbow Towers	Highrise	158	108,280	685
	Flintridge Place	Highrise	68	55,023	809
	Glamis Green	Townhouse	156	173,881	1,115
	Glamorgan Manor	Garden	86	63,510	738
	Heritage Gardens	Highrise	91	64,250	706
	Hillside Estates	Garden	76	58,900	775
	Lakeside Estates	Garden	89	77,732	873
	Leighton House	Highrise	38	27,352	720
	Lynnridge Village	Townhouse	160	151,080	944
	McKinnon Court	Garden	48	36,540	761
	McKinnon Manor	Garden	60	43,740	729
	Northwest Pointe	Garden	150	102,750	685
	Oakhill	Townhouse	240	236,040	984
	O'Neil Towers	Highrise	187	131,281	702
	Patrician Village	Garden	392	295,600	754
	Pineridge Apartments	Garden	76	52,275	688
	Prominence Place	Garden	75	55,920	746
	Radisson I	Townhouse	124	108,269	873



City	Property name	Building type	Number of units	Net rentable square footage	Average unit size
	Radisson II	Townhouse	124	108,015	871
	Radisson III	Townhouse	118	124,379	1,054
	Royal Park Plaza	Highrise	86	66,137	769
	Russet Court	Townhouse	206	213,264	1,035
	Skygate Tower	Highrise	142	113,350	798
	Spruce Ridge Estates	Garden	284	196,464	692
	Travois Apartments	Garden	89	61,350	689
	Vista Gardens	Garden	100	121,040	1,210
	Westwinds Village	Garden	180	137,815	766
	Willow Park Gardens	Garden	66	44,563	675
Edmonton, AB					
	Alexander Plaza	Garden	252	203,740	808
	Aspen Court	Garden	80	68,680	859
	Boardwalk Arms A & B	Garden	78	64,340	825
	Boardwalk Centre	Highrise	597	471,871	790
	Boardwalk Village I II & III	Townhouse	255	258,150	1,012
	Breton Manor	Garden	66	57,760	875
	Briarwynd Court	Townhouse	172	144,896	842
	Brookside Terrace	Garden	131	196,779	1,502
	Cambrian Place	Garden	105	105,008	1,000
	Camelot	Garden	64	54,625	854
	Capital View Towers	Highrise	115	71,281	620
	Carmen	Garden	64	54,625	854
	Castle Court	Garden	89	93,950	1,056
	Castleridge Estates	Townhouse	108	124,524	1,153
	Cedarville	Garden	144	122,120	848
	Christopher Arms	Garden	45	29,900	664
	Corian Apartments	Garden	153	167,400	1,094
	Deville Apartments	Highrise	66	47,700	723
	Ermineskin Place	Highrise	226	181,788	804
	Fairmont Village	Garden	424	362,184	854
	Fontana	Highrise	62	40,820	658
	Fort Garry House	Highrise	93	70,950	763
	Galbraith House	Highrise	163	110,400	677
	Garden Oaks	Garden	57	47,250	829
	Granville	Townhouse	48	53,376	1,112
	Greentree Village	Garden	192	156,000	813
	Habitat Village	Townhouse	151	129,256	856
	Imperial Tower	Highrise	138	112,050	812
	Kew Place	Townhouse	108	105,776	979
	Lansdowne Park	Highrise	62	48,473	782
	Leewood	Garden	142	129,375	911
	Lord Byron I II & III	Highrise	158	133,994	848
	Lord Byron Townhomes	Townhouse	144	170,969	1,187
	Lorelei House	Garden	78	65,870	844
	Maple Gardens	Garden	181	163,840	905
	Marlborough Manor	Garden	56	49,582	885
	Maureen Manor	Highrise	91	64,918	713
	Meadowside Estates	Garden	148	104,036	703
	Meadowview Manor	Garden	348	284,490	818
	Monterey Pointe	Garden	104	83,548	803



property summary

City	Property name	Building type	Number of units	Net rentable square footage	Average unit size
	Morningside	Garden	220	165,562	753
	Northridge Estates	Garden	180	103,270	574
	Oak Tower	Highrise	70	51,852	741
	Parkside Towers	Highrise	179	162,049	905
	Parkview Estates	Townhouse	104	88,432	850
	Peace Grove	Garden	40	32,000	800
	Pembroke Estates	Garden	198	198,360	1,002
	Pinetree Village	Garden	142	106,740	752
	Pointe West Townhouses	Townhouse	69	72,810	1,055
	Primrose Lane Apartments	Garden	153	151,310	989
	Prominence Place	Highrise	91	73,310	806
	Redwood Court	Garden	116	107,680	928
	Riverview Manor	Garden	81	62,092	767
	Royal Alexandra Place	Highrise	44	35,971	818
	Royal Heights	Highrise	74	41,550	561
	Sandstone Pointe	Garden	81	83,800	1,035
	Sir William Place	Garden	220	126,940	577
	Solano House	Highrise	91	79,325	872
	Southgate Tower	Highrise	170	153,385	902
	Summerlea Place	Garden	39	43,297	1,110
	Suncourt Place	Garden	62	55,144	889
	Tamarack East & West	Townhouse	132	212,486	1,610
	Terrace Gardens	Garden	114	101,980	895
	Terrace Towers	Highrise	84	66,000	786
	The Palisades	Highrise	94	77,200	821
	The Westmount	Highrise	133	124,825	939
	Tower Hill Apartments	Highrise	82	46,360	565
	Tower on the Hill	Highrise	100	85,008	850
	Valley Ridge Tower	Highrise	49	30,546	623
	Victorian Arms	Garden	96	91,524	953
	Viking Arms	Highrise	240	257,410	1,073
	Village Acres	Garden	186	156,464	841
	Village Plaza	Townhouse	68	65,280	960
	Warwick Apartments	Garden	60	49,092	818
	West Edmonton Court	Garden	82	73,209	893
	Westborough Court	Garden	60	50,250	838
	Westbrook Estates	Garden	172	148,616	864
	Westmoreland Apartments	Garden	56	45,865	819
	Westpark Ridge	Garden	102	99,280	973
	Westridge Estates B	Garden	91	56,950	626
	Westridge Estates C	Garden	90	56,950	633
	Westridge Manor	Townhouse	64	69,038	1,079
	Westwinds of Summerlea	Garden	48	53,872	1,122
	Willow Glen Apartments	Garden	88	71,800	816
	Willowdale	Townhouse	41	43,380	1,058
	Wimbledon	Highrise	165	117,216	710
Fort McMurray, AB					
	Birchwood Manor	Garden	24	18,120	755
	Chanteclair	Garden	79	68,138	863
	Edelweiss Terrace Apartments	Garden	32	27,226	851
	Heatherton	Garden	23	16,750	728



City	Property name	Building type	Number of units	Net rentable square footage	Average unit size
	Hillside Manor	Garden	30	21,248	708
	Mallard Arms	Garden	36	30,497	847
	McMurray Manor	Garden	44	30,350	690
	The Granada	Garden	44	35,775	813
	The Valencia	Garden	40	33,850	846
London, ON					
	Abbey Estates	Townhouse	53	59,794	1,128
	Castlegrove Estates	Highrise	144	126,420	878
	Forest City Estates	Highrise	272	221,000	813
	Heritage Square	Garden/Highrise	359	270,828	754
	Landmark Tower	Highrise	213	173,400	814
	Maple Ridge On The Parc	Highrise	257	247,166	962
	Meadow Crest Apartments	Garden	162	110,835	684
	Noel Meadows	Garden	105	72,600	691
	Ridgewood Estates	Townhouse	29	31,020	1,070
	Sanford Apartments	Highrise	96	77,594	808
	The Bristol	Highrise	138	109,059	790
	Topping Lane Towers	Highrise	189	177,880	941
	Villages of Hyde Park	Townhouse	60	57,850	964
	Westmount Ridge	Highrise	179	131,700	736
Red Deer, AB					
	Canyon Pointe Apartments	Garden	163	114,039	700
	Inglewood Terrace	Garden	68	42,407	624
	Riverbend Village Apartments	Garden	150	114,750	765
	Rivercrest Manor	Highrise	120	102,225	852
	Saratoga	Highrise	48	53,762	1,120
	Taylor Heights Apartments	Garden	140	103,512	739
	Watson	Highrise	50	43,988	880
	Westridge Estates	Townhouse	112	113,664	1,015
Regina, SK					
	Ashok Portfolio	Garden	164	95,000	579
	Boardwalk Estates	Garden	687	467,696	681
	Boardwalk Manor	Garden	72	60,360	838
	Centennial South	Townhouse	170	129,080	759
	Centennial West	Garden	60	46,032	767
	Eastside Estates	Townhouse	150	167,550	1,117
	Evergreen Estates	Garden	150	125,660	838
	Grace Manor	Townhouse	72	69,120	960
	Greenbriar Apartments	Garden	72	57,600	800
	Lockwood Arms	Garden	96	69,000	719
	Pines of Normanview	Townhouse	133	115,973	872
	Qu'appelle Village I & II	Garden	154	133,200	865
	Qu'appelle Village III	Garden	180	144,160	801
	Southpointe Plaza	Highrise	140	117,560	840
	Wascanna Park Estates	Townhouse	320	307,200	960
Saskatoon, SK					
	Carleton Towers	Highrise	158	155,138	982
	Chancellor Gate	Garden	138	126,396	916
	Deborah Apartments	Garden	12	10,005	834
	Dorchester Towers	Highrise	52	48,608	935



property summary

City	Property name	Building type	Number of units	Net rentable square footage	Average unit size
	Heritage Pointe Estates	Townhouse	104	99,840	960
	Lawson Village	Garden	96	75,441	786
	Meadow Parc Estates	Townhouse	200	192,000	960
	Palace Gate	Garden	206	142,525	692
	Penthouse Apartments	Highrise	82	61,550	751
	Regal Tower 1 & 2	Highrise	161	122,384	760
	Sierra Apartments	Garden	24	21,710	905
	St. Charles Place	Garden	156	123,000	788
	St. James Place	Garden	140	105,750	755
	Stonebridge Apartments	Garden	162	131,864	814
	Stonebridge Townhomes I & II	Townhouse	100	135,486	1,355
	Westhaven Place	Garden	179	128,700	719
	Wildwood Ways B	Garden	54	43,961	814
Windsor, ON					
	Anchorage Apartments	Highrise	135	110,245	817
	Askin Tower	Highrise	60	39,675	661
	Buckingham Towers	Highrise	34	30,805	906
	Caron Towers	Highrise	47	36,947	786
	Empress	Garden	40	28,250	706
	Frances Tower Apartments	Highrise	53	43,906	828
	Glenwood Apartments	Highrise	33	25,619	776
	Janisse Tower	Highrise	75	45,000	600
	Karita Tower	Highrise	41	28,950	706
	Lauzon Towers	Highrise	178	137,784	774
	Marine Court	Highrise	68	49,206	724
	Randal Court	Garden	47	38,775	825
	Regency Colonade	Highrise	133	113,205	851
	Riverdale Manor	Townhouse	97	77,850	803
	Rivershore Tower Apts	Highrise	96	63,300	659
	Sandilands Tower	Highrise	47	38,775	825
	Sanwich Tower	Highrise	66	40,650	616
	Seaway Tower	Highrise	152	112,037	737
	Sun Crest Tower	Highrise	58	43,100	743
	Sun Ray Manor	Highrise	41	29,950	730
	University Towers	Highrise	50	36,100	722
Other					
Grand Prairie, AB	Boardwalk Park Estates 2	Townhouse	32	30,210	944
Kitchener, ON	Kings Tower	Highrise	226	171,100	757
Banff, AB	Northwoods Manor	Garden	76	53,340	702
Grande Prairie, AB	Parkview Portfolio	Garden	369	306,850	832
Airdrie, AB	Tower Lane I & II	Garden	163	130,920	803
Kitchener, ON	Westheights Place	Highrise	103	91,920	892
			969	784,340	809
		Total	25,949	21,647,924	834

The Management's Discussion and Analysis focuses on key statistics from the consolidated financial statements and pertains to known risks and uncertainties relating to the real estate industry. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. To obtain the best overall perspective, however, this discussion should be read in conjunction with material contained in other parts of this annual report and with the Corporation's audited financial statements for the 12 months ended December 31, 2001, and the seven months ended December 31, 2000, and the 12 months ended May 31, 2000.

Effective December 31, 2000, the Corporation changed its fiscal period end to December 31 from May 31. As such, the discussion that follows focuses on the audited 12 months ended December 31, 2001, compared to the audited results for the seven months ended December 31, 2000, and the audited results for the 12-month period ended May 31, 2000. In order to facilitate a more informative comparison, we will, where possible, compare the information on a per-unit basis. The reader is cautioned that the real estate industry is subject to seasonal fluctuation that will affect straight comparisons of these amounts.

Special note regarding forward-looking statements

Certain statements in this discussion constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words "believe", "expect", "anticipate", "intend", "estimate", "assume", "project" and other similar expressions that predict or indicate future events and trends or that do not relate to historical matters.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements made in this discussion and in the materials incorporated herein by reference are based on assumptions and judgments of management regarding future events and results. These assumptions and judgments may prove to be inaccurate as a result of a number of factors, many of which are beyond our control, and our actual results may differ materially from the results contemplated in such forward-looking statements. Such factors include, but are not limited to, the following:

- Changes in national, international or regional economic conditions may affect the real estate market, which is cyclical in nature and highly sensitive to such changes, including, among other factors, levels of employment, discretionary disposable income, consumer confidence, available financing and interest rates;
- We may be unsuccessful in managing our current growth in the number of properties and the related growth of our business operations;
- Our previous and possible future expansion into new geographic market areas may not produce financial results that are consistent with our historical performance;
- We may not be able to locate suitable property acquisitions;
- We may have additional compliance costs due to changes in any environmental or other laws and regulations that govern the acquisition on sale of real estate and various aspects of our financing operation or our failure to comply with any law or regulation;
- Renovation costs may exceed our original estimates;
- We may not lease-up properties under renovation on schedule, resulting in a lower than expected return on asset and return on equity;
- Market forces may change and the anticipated loss-to-lease amounts may not materialize as anticipated;
- Loss of key management may result in a significant increase in administrative expenses due to the current compensation plan for senior executives being modelled on a pure option basis;
- Occupancy rates and market rents may be adversely affected by local economic and market conditions, which are beyond our control;
- We may be unable to locate external sources of liquidity on favorable terms to support our operations and acquisition and renovation strategies, or satisfy our debt and other obligations;
- Our cash flow may be insufficient to meet required payments of principal and interest and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness;
- Our sales and marketing techniques may not be successful, may not be accepted by consumers, may impose limitations on our operations or may be adversely impacted by legal or other requirements.

We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Boardwalk Equities Inc. (hereafter "Boardwalk", "the Company", or "the Corporation") is a fully integrated, customer-oriented, multi-family residential real estate ownership and management company. It is Canada's largest publicly traded multi-family residential corporation and specializes in the acquisition, operation, value enhancement and selling of multi-family residential properties within Canada. Boardwalk's portfolio is located in Alberta, Saskatchewan and Ontario. The head office is situated in the City of Calgary, although the Company is progressively expanding across Canada. At year-end, December 31, 2001, Boardwalk recorded assets of approximately $1.5 billion, and owns a 100% interest in well over 200 properties comprising approximately 25 million gross rentable square feet.

A COMMITMENT TO VALUE CREATION

Boardwalk's mission statement, "to efficiently provide the best value in carefree living at competitive prices and utmost customer satisfaction", defines its operational strategy. The Company believes that by following this strategy, it will continue to focus on enhancing value by generating substantial growth in its overall operating cash flows and create realizable appreciation in real estate values. Achieving this goal requires the application of fully integrated core strategies of focused investing, superior property management and the implementation and efficient use of technologies and strategic asset management to the following:

- The strategic acquisition of existing multi-family residential properties throughout Canada;
- The review, and where required upgrade, of existing services and facilities to enhance property value to the customers' satisfaction;
- The continued enhancement of cash flow from existing properties;
- The stabilization of new projects to increase cash flows;
- The maintenance of a focused sales discipline;
- The reinvestment of all released equity back into the portfolio to assist in additional value-added opportunities.

With the implementation of these multi-dimensional strategies, Boardwalk will continue to enhance overall growth in the short, medium and long term. To support the Corporation's overall operating strategy, it is necessary to:

- Ensure ample capital is available at all times for acquisitions and value added enhancements;
- Utilize suitable levels of leverage where appropriate;
- Optimize the use of National Housing Act (NHA) insurance through Canada Mortgage and Housing Corporation (CMHC) to enhance leverage and access to lower financing rates;
- Allocate capital to existing project enhancement and continuing new acquisition;
- Actively manage the Corporation's exposure to interest rate risk.

In the following discussion, we will attempt to provide the reader with an understanding of how these strategies affect the operating results and shareholder value of the Corporation. We will also review the related risks, opportunities and trends, as well as possible impacts of these strategies on Boardwalk's future performance.

Review of consolidated statement of earnings

Boardwalk generates revenues, cash flows and earnings from two separate sources, these being rental operations and sales of properties held for resale. Boardwalk's most consistent source of income is its rental operations. Income from this source is derived from leasing individual units to customers based on lease terms varying from month-to-month terms to 12-month lease terms. Additional income is derived from the sale of selected properties. Sales of these properties are part of Boardwalk's overall strategy and the equity released is then targeted for reinvestment back into the Corporation for acquisition of new rental product, to assist in the value enhancement program or the acquisition of the Corporation's common stock in public markets.

RENTAL OPERATIONS

(CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)

		12 months December 31, 2001		7 months December 31, 2000		12 months May 31, 2000
		(AUDITED)		(AUDITED)		(AUDITED)
Rental revenue	$	205,281	$	110,771	$	178,147
Expenses						
Operating expenses	$	22,865	$	14,121	$	22,471
Utilities		31,549		14,713		20,140
Utilities rebate		(4,967)		–		–
Property taxes		19,743		11,004		18,431
	$	69,190	$	39,838	$	61,042
Average rent per month	$	664	$	637	$	620
Operating costs per unit per month	$	226	$	229	$	212
Occupied rental levels per month	$	698				
Estimated market rent levels per month	$	744				

Rental revenue

Fiscal 2001 continued to report strong rental operating results. Average rental rates increased to $664, as compared to $637 (an increase of 4%) and $620 (an increase of 7%), for the seven months ended December 31, 2000, and 12 months ended May 31, 2000, respectively.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, revenue increases are also related to a continued increase in overall average monthly rent complimented by a lower overall average vacancy rate.

December 2001 compared to May 2000. The reported increase of $27.1 million, or 15%, is the combined result of an increase in the overall average rental rate per month, as noted above; this translates to a 7% increase and the continued external addition of rental properties. On average, the period ended December 31, 2001, had a weighted average month unit count of 25,474, a 6% increase from the 23,944 average during the fiscal period ended May 31, 2000.

Expenses

Boardwalk's operating expenses have decreased slightly on a per unit basis. The slight decrease is mainly the result of the Government of Alberta rebate program, which will be discussed in detail later in this section.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' data.

December 2001 compared to May 2000. The increase of $8.2 million, or 13%, is mainly the result of increased utility charges, in particular natural gas prices in the Alberta market. An additional reason for this increase, as discussed above, related to the approximately 6% increase in the number of rental units the corporation controlled during the December 2001 fiscal period as compared to the May 2000 12-month fiscal period.

Total revenues
(Cdn.$ millions)


97
98
99
00
00*
01
51.1
108.2
186.0
217.9
147.1
227.3

*seven months ending December 31.

Net rental operating income
(Cdn.$ millions)


97
98
99
00
00*
01
18.5
48.1
93.7
117.1
70.9
136.1

*seven months ending December 31.

Net rental income
(Cdn.$ millions)


97
98
99
00
00*
01
4.8
22.1
47.3
58.9
33.5
68.7

*seven months ending December 31.

ALBERTA RENTAL OPERATIONS

(CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Rental revenue	$ 142,795	$ 78,220	$ 132,528
Expenses			
Operating expenses	$ 15,478	$ 9,105	$ 16,605
Utilities	21,430	11,538	14,655
Utilities rebate	(4,921)	–	–
Property taxes	10,281	5,771	11,568
	$ 42,268	$ 26,414	$ 42,828
Average rent per month	$ 694	$ 664	$ 643
Operating costs per unit per month	$ 206	$ 224	$ 208
Occupied rental levels per month	$ 726		
Estimated market rent levels per month	$ 781		

Rental revenue

Rental revenue has increased in Boardwalk's Alberta portfolio. Average per month rates reached $694, representing a 5% increase over the average for the seven-month period ended December 31, 2000, and representing an 8% increase from $643 for the 12-month period ended May 31, 2000.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, revenue increases are also related to the continued increase in overall market rents combined with a lower average vacancy rate.

December 2001 compared to May 2000. The reported increase of $10.2 million, or 8%, is the result of an increase in the overall average rental rate. Rental rates in Calgary have increased significantly, the result of increased demand and the lack of new supply, which is not economically justifiable given the current level of market rents. In addition, the weighted average number of units available for rent in Boardwalk's Alberta portfolio actually dropped 10%, to 16,989, versus 17,165 for the fiscal period ended May 2000. The decrease is the result of Boardwalk's strategy of selling selected properties.

Expenses

Boardwalk's operating expenses on a per-unit basis have decreased from those reported in the comparative periods. The main reason for the decrease is the utility rebates the Corporation received in 2001. During the 12 months ended December 31, 2001, the Corporation was the beneficiary of approximately $5 million in the form of rebates received under two separate programs implemented by the Government of Alberta. The first was provided to assist with the increasing cost of natural gas. Natural gas prices increased more than 300% from previous periods as a result of increased demand in North America. The natural gas rebate program consisted of a rebate of $6.00 per gigajoule used by residential users. This program ran from January 1, 2001, to March 31, 2001, and accounted for the majority of the reported rebate. The remaining rebate relates to an electrical rebate program that ran for the duration of the 2001 fiscal year. Effective January 1, 2001, Alberta deregulated its electrical industry; this, combined with a significant increase in demand, resulted in electrical rates increasing during 2001 to rates three times previous years. To assist residential customers with the sudden increase, the Alberta Government began an electrical rebate program based on usage; residential customers were rebated $0.03 per KWH of usage. Boardwalk received a total electrical rebate of $1.7 million during the year.

Acknowledging these external pressures on resources prices, Boardwalk implemented a fixed gas and electrical contract strategy. The gas contract was fixed until March 31, 2002, at a rate of $8.00 per gigajoule. Electrical prices were also fixed at a weighted average rate of $0.074 per KWH for terms of two to four years. The expiration of the electrical contracts was timed to coincide with the point at which the market is expected to receive a significant amount of new supply. Management acknowledges that the fixed pricing of the gas contract is at rates in excess of current market rates; however, at the time Management felt it was in the best interest of the Company to mitigate the risk of constantly increasing natural gas prices.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, operating costs experienced significant upward pressure from increasing utility charges, mainly the result of deregulation in the electrical and natural gas markets. Offsetting this were rebates received from the Alberta Provincial Government.

December 2001 compared to May 2000. Operating expenses decreased from those posted for the fiscal period ended May 31, 2000. The main reason for the decrease was the rebates received by the Corporation during the 2001 fiscal year. In addition, as was previously stated, there were fewer weighted average Boardwalk units in Alberta during the fiscal period ended May 2000 compared to the current period.

SASKATCHEWAN RENTAL OPERATIONS

(CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Rental revenue	$ 31,858	$ 16,900	$ 28,437
Expenses			
Operating expenses	$ 3,326	$ 1,861	$ 3,302
Utilities	4,223	1,386	2,863
Utilities rebate	–	–	–
Property taxes	4,808	2,589	3,874
	$ 12,357	$ 5,836	$ 10,039
Average rent per month	$ 573	$ 575	$ 565
Operating costs per unit per month	$ 222	$ 199	$ 200
Occupied rental levels per month	$ 610		
Estimated market rent levels per month	$ 621		

Rental revenue

Boardwalk's Saskatchewan portfolio had a stable performance in fiscal 2001, with average rental rates consistent with those reported in the comparable periods. The main reason for this flat performance was the occupancy of the portfolio. Fiscal 2001 witnessed an increased level of vacancy due to seasonal factors.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. Average rents remained flat compared to the fiscal period ended December 31, 2000.

December 2001 compared to May 2000. The reported increase of $3.4 million, or 12%, is mainly the result of an increased number of overall weighted average units in the December 2001 figure, as compared to the fiscal period ended May 31, 2000. During the current period there were an average of 4,637 units per month; this is 11% higher than the 4,197 weighted average units per month in the comparative period.

Expenses

Boardwalk's Saskatchewan portfolio has experienced an increase in overall operating expenses. The increases are mainly focused in the utility and property tax areas.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, there was an increase in overall utility charges resulting from upward pressure on market natural gas pricing.

December 2001 compared to May 2000. The reported increase of $2.3 million, or 23%, is the combined result of having 12% more weighted average units, an increase in overall utility charges and an increase in reported property taxes.

ONTARIO RENTAL OPERATIONS

(CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Rental revenue	$ 29,844	$ 15,151	$ 17,058
Expenses			
Operating expenses	$ 3,257	$ 2,304	$ 2,548
Utilities	5,800	2,643	2,605
Utilities rebate	–	–	–
Property taxes	4,662	2,643	2,978
	$ 13,719	$ 7,590	$ 8,131
Average rent per month	$ 642	$ 571	$ 553
Operating costs per unit	$ 297	$ 258	$ 264
Occupied rental levels	$ 679		
Estimated market rent levels	$ 728		

Rental revenue

Boardwalk's Ontario portfolio has continued to show improvement with average rents increasing to $642, representing a 12% increase from the average rents reported for the seven months ended December 2000 and a 16% increase over the average rents reported for the 12-month period ended May 31, 2000. Average operating costs also increased from the comparable period, mainly as a result of increased utility charges.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. On average, rental rates increased 12% from the comparable periods. The increase is the result of a reported decrease in vacancy combined with an increase in overall market rents.

December 2001 compared to May 2000. The reported increase of $12.8 million, or 73%, is mainly the result of an increased number of overall weighted average units in the December 2001 figure, as compared to the fiscal period ended May 31, 2000. During the current period there were an average of 3,849 units per month; this is 50% higher than the 2,571 weighted average units per month in the comparable period. The increase may also be attributed to an overall decrease in Boardwalk's Ontario vacancy, mainly the result of an increased stabilization of the portfolio combined with an overall increase in market rental levels.

Expenses

Boardwalk's Ontario portfolio has experienced an increase in operating expenses, mainly due to the fact that the portfolio has increased dramatically over the comparable periods.

December 2001 compared to December 2000. The increase in the amounts reported is mainly the result of the fact that the December 2000 figure represents only seven months' operations, as compared to December 2001, which represents 12 months' reported data. In addition, there was a noted increase in the overall utility charges, resulting from upward pressure on market natural gas pricing.

December 2001 compared to May 2000. The reported increase of $5.6 million, or 69%, is the combined result of having 50% more weighted average units along with a notable increase in overall utility charges and an increase in reported property taxes.

MARKET RENT ANALYSIS

One of the meaningful analytical indicators of future performance is what is known as a mark to market rental adjustment. The mark to market adjustment is determined by comparing the current market rents to the weighted average rent for the current period. The following chart compares current rental levels to those of the posted market. The reader is cautioned that, even though the Company does have lease terms in excess of 12 months, there are numerous external and internal economic pressures which may impede the Corporation's ability to obtain these rents in the foreseeable future.

	Per unit per month				
	Estimated market rent December 31, 2001	Occupied rent 12 months ended December 31, 2000	Mark to market	Units December 31, 2001	Annualized impact*
Alberta	$ 781	$ 726	$ 55	17,169	$ 10,992,000
Ontario	$ 728	$ 679	$ 49	4,076	2,325,000
Saskatchewan	$ 621	$ 610	$ 11	4,644	$ 595,000
	$ 744	$ 698	$ 46	25,889	$ 13,912,000

*The annualized impact has imputed in it a stabilized estimated 3% vacancy factor.

PORTFOLIO VACANCIES

Boardwalk's overall operations are significantly impacted by the level of property vacancy. Property vacancy represents the number of suites vacant for the given time period from which no rental cash flow is collected. The following chart depicts overall vacancy levels for the reporting periods. The sensitivity to vacancy of the portfolio can be shown by the fact that, given Boardwalk's current rental portfolio of 25,889 units at current market rents of $744 per month, a 1% change in the average annual vacancy would impact operational cash flows by approximately $2.3 million, or $.05 per diluted share.

	December 2001	December 2000	May 2000
Alberta	4.45%	3.96%	5.10%
Ontario	5.53%	9.35%	13.20%
Saskatchewan	6.16%	5.14%	4.24%
	4.93%	4.98%	5.95%

OPERATIONAL SENSITIVITIES

Given the nature of Boardwalk's rental operations, certain sensitivities exist that may have a material impact on the overall operational outcome, although there are numerous external factors. The three most material factors include overall portfolio vacancy and the impact of changes in natural gas pricing.

Vacancy sensitivity

As with all real estate, Boardwalk has a sensitivity to vacancy. Based on the current reported market rent, a 1% annualized change in reported vacancy would impact overall rental operations by approximately $2.4 million, or $.05 per share on a diluted basis.

Natural gas pricing

With the recent instability in natural gas pricing, management feels it is imperative to disclose Boardwalk's sensitivity to overall changes in the natural gas commodity pricing. Based on existing natural gas consumption of approximately 1.35 million gigajoules, Boardwalk's sensitivity to a $1.00 change in annual natural gas pricing is approximately $1.35 million, or approximately $.03 per share. As was noted above, Boardwalk's current natural gas pricing of $8.00 per gigajoule expires at the end of March 2002. Based on current natural gas pricing of approximately $3.34, the annualized cost savings would be $6.3 million, or $0.13 per diluted share. The reader is cautioned that the pricing of natural gas fluctuates daily and, as such, the annual impact of the change may vary materially from that reported above.

STABILIZED BUILDING ANALYSIS

Boardwalk defines a stabilized building as one that it has owned for a 24-month period or greater. Although at the end of this period not all value enhancements have been completed, it is believed that during this time the majority of the internal upgrades have been completed, along with a portion of required external enhancements. The following chart compares Boardwalk's stabilized properties on a year-over-year basis.

	Rental revenues	Rental expenses	NOI	% of stabilized NOI
Edmonton	4.5%	3.2%	12.7%	42.4
Calgary	7.6%	0.0%	10.5%	25.7
Other Alberta	11.8%	6.7%	13.8%	8.0
Ontario	12.7%	8.3%	17.1%	9.9
Saskatoon	0.5%	10.2%	(5.0%)	5.6
Regina	3.3%	9.2%	(0.2%)	8.4
Total stabilized	8.4%	4.9%	10.3%	100

Over 23,717 units, or 91% of Boardwalk's portfolio, have been classified as stabilized at December 31, 2001. This is up from 19,916, or 80% of the portfolio, at December 31, 2000. Overall, Boardwalk's stabilized portfolio reported an increase in rental revenue of $14.8 million, or 8%. As with Boardwalk's overall portfolio, the increase in revenues is the result of stronger market rents and lower vacancies. Operating expenses increased mainly as a result of increased utility and property taxes.

FINANCING COSTS

Boardwalk's overall strategy continues to be the acquisition of properties at levels well below that of present replacement values. These properties are then subjected to the Company's stabilization program, focusing on value-enhancing upgrades. Boardwalk's strategy is to leverage these properties to 85% of the purchase price and, where appropriate, add additional financing for all upgrades performed on the properties.

Because Boardwalk concentrates on multi-family residential real estate, it is eligible to obtain government-backed insurance through the National Housing Act, administered by Canada Mortgage and Housing Corporation. The benefits of purchasing this insurance are twofold. The first is that this insurance allows for the increase in the lending limit from the conventional 75% threshold to 85%. The second benefit is that financing obtained is priced at a lower spread to the related Government of Canada Bonds. Although spreads will vary, they are currently priced between 50 and 80 basis points from the related Canadian Government Bonds. This compares to more conventional financing, which may range from 125 to 175 basis points from the respective bonds. The third benefit relates to the lowering of Boardwalk's overall financing risk. Once insurance is obtained on the related mortgage, the insurance is transferable and follows the mortgage for the complete amortization period, usually 25 years. As such, the insurance is transferable between lenders and thus lowers the overall risk of the Corporation being able to refinance the asset on maturity.

Financing costs for fiscal 2001 were $67.5 million, up $29.6 million from the amounts reported for the seven months ended December 2000 and up $9.3 million from the amount posted for the 12 months ended May 2000. The reported increase, when compared to the December 2000 amounts, is mainly the result of the fact that the fiscal period ended December 2000 represented only a seven-month period as compared to the 12 months for fiscal 2001. This increase, in comparison to the 12-month fiscal period ended May 2000, was the combined result of increased leverage in the Corporation's overall portfolio and the financing of new acquisitions; offsetting this was the fact that the Corporation's overall weighted average interest rate decreased to 6.15%, compared to the 6.27% reported at December 31, 2000, and the 6.29% at May 2000. As a percentage of overall rental revenue, financing charges represent 33%, as compared to 34% for the December 2000 fiscal period, along with 33% in the 12-month fiscal period ended May 31, 2000.

FINANCING SENSITIVITY

Although Boardwalk does manage its finance risk in a variety of ways, which will be discussed later, it is important for the reader to understand the potential impact to the Corporation as a whole with respect to significant interest rate changes. An annualized 1% change in the market interest rate would have an estimated impact of $11.1 million, or $0.22 per diluted share.

PROPERTY HELD FOR RESALE

A major source of Boardwalk's overall operating income is the sale of units classified as properties held for development and resale. For the most part, the units in this category are classified as mature properties, which implies limited capital appreciation remaining on a pure rental basis for these locations in comparison to other more accretive investment opportunities. Once a property has reached this stage, it is sold in a single bulk sale transaction. The proceeds are then reinvested in the Corporation and used either to acquire other accretive multi-family properties, or to assist in value-added capital improvements. The following chart details the reported sales.

	December 31, 2001	December 31, 2000	May 31, 2000
Cash received	$ 14,787	$ 16,783	$ 12,922
Vendor take back mortgage	4,700	–	15,133
Debt assumed	2,501	19,528	11,769
Total proceeds	$ 21,988	$ 36,311	$ 39,824
Net book value	$ 13,939	$ 24,258	$ 24,017
Gain on sale	$ 8,049	$ 12,053	$ 15,807
Units sold	307	438	689

Sales recorded during the 12 months ended December 31, 2001, were $22 million; this compares to the $36.3 million reported for the seven months ended December 2000 and $39.8 million reported for the 12 months ended May 31, 2000. The decrease in the reported amounts is the direct result of a decreased number of units sold. As noted previously, the sale of properties is a normal part of the Corporation's operations. Increasing demand for multi-family product increased prices for new acquisitions dramatically in the 2001 fiscal year. The Corporation's ability to reinvest equity from sold buildings in new accretive acquisitions has slowed as a result. The Corporation has decreased its sales program accordingly. On a per-unit sold basis the average sale price was $72,000, as compared to $83,000 and $58,000 for the periods ended December 31, 2000, and May 31, 2000, respectively. Net margins on a per-unit sold basis of $26,000 were a slight decrease from $28,000 per-unit recognized for the fiscal period ended December 31, 2000, and a 13% increase from the $23,000 reported during the May 2000 fiscal year. The reader is cautioned that each property's sales price and resulting margin is unique, and significant variations in average sale prices will occur.

ADMINISTRATION

Included in these costs is property administration, costs associated with Boardwalk's technological initiative, regional distribution center administration, the expansion of Boardwalk's associate base to assist in the acquisition and operation of these facilities, related communication charges and head office salaries. It is the Company's belief that allocating funds to these areas will further enhance value and performance. The amount reported for the 12 months ended December 31, 2001, was $15.6 million; this represents an increase of $6.7 million from the $8.9 million reported for the seven months ended December 31, 2000, and a decrease of $1.3 million from the $16.9 million reported for the 12 months ended May 31, 2000.

If we look at these costs on a per weighted average unit basis we note that for the fiscal period ended December 31, 2001, the average was $51 per unit per month. This amount is consistent with the reported amount for the seven months ended December 31, 2000, and a decrease from $59 per unit per month for the fiscal period ended May 31, 2000. The overall decrease is mainly the result of the roll out of Boardwalk's Real Time Property Management Software, which transfers all property administration from head office to the site level, combined with the Corporation's continued focus on efficiency.

Rental interest coverage before corporate charges (Ratio)


97 1.35
98 1.85
99 2.18
00 1.99
00* 1.98
01 1.91

*seven months ending December 31.

Debt to equity (Ratio)


97 3.5
98 3.0
99 3.7
00 3.5
00* 3.4
01 3.9

*seven months ending December 31.

Average acquisition cost per unit (Cdn.$ thousands)


97 40.0
98 46.2
99 45.4
00 44.0
00* 47.2
01 42.8

*seven months ending December 31.

Capital upgrades (Cdn.$ millions)


97 5.9
98 27.5
99 86.3
00 83.4
00* 40.1
01 52.9

*seven months ending December 31.

AMORTIZATION

Amortization expense relates to the charge to earnings that is estimated to occur on the wear and tear of specific assets. Although multi-family assets historically have actually appreciated in value, under existing accounting reporting requirements an estimate is required to be made and charged to related earnings. To address the uniqueness of the amortization of these long-lived assets, many corporations amortize the majority of their building assets using the sinking method of amortization.

Management reviews its key amortization estimates on an ongoing basis and, if warranted, will adjust these estimates on a prospective basis. Effective October 1, 2001, the Corporation revised its estimated life on concrete low-rise and wood-frame construction buildings, including town homes, to have a maximum life not exceeding 40 years for amortization. High-rise concrete buildings will continue to have a maximum life of 50 years. In addition, each project is reviewed on an individual basis, and a shorter life is given to projects where warranted (factors reviewed include: construction materials, location of property and capital maintenance). This change in estimate resulted in a $700,000 increase in amortization for the fourth quarter of 2001.

December 2001 compared to December 2000. Amortization reported for the current period of $53.6 million represents an increase of $26.2 million as compared to the amount reported for fiscal 2000. The increase is mainly the result of the fact that the December 2000 fiscal period represents only a seven-month period, as compared to the 12 months reported in current results.

December 2001 compared to May 31, 2000. The increase in amortization when comparing the 12-month fiscal periods ended December 2001 and May 2000 represents $16.7 million, or 45%. The increase is the result of the use of the sinking fund method, which incorporates an appreciating amortization amount as the asset ages, as well as the amortization of Boardwalk's capitalized value enhancement program.

PROVISION FOR LOSS ON TECHNOLOGY

During the third quarter of fiscal 2001, the Corporation took a one-time estimated write-down of $27.5 million associated with the technology initiative referred to as Suite Systems Inc. (SSI) and the Corporation's investment in Homexpress Limited. The provision estimate was increased in the fourth quarter of 2001 by an additional $2.3 million, bringing the total provision to $29.8 million, based on new information that resulted in a revision to the previous estimates. SSI was to provide customers a complete bundled communication solution including digital cable, internet and telephone all over one common fiber connection. After numerous assessments of alternative business models, it became clear that the current economic and capital market environment, combined with delays in obtaining access rights in our target markets and the high cost of capital, placed the current value of this reported asset in question. The following schedule details the provision by product category:

Technology write-down provision

(CDN. $ THOUSANDS)

Cable	$ 10,763
Telephone	12,166
Internet	2,290
Fiber	3,781
Investment in Homexpress	800
	$ 29,800

No such provision was made in any of the comparable periods.

FUTURE INCOME TAXES

During fiscal 2001 the Company reported an income tax recovery of $12.7 million. The recovery is due to a combination of the future income tax liability being adjusted to reflect the reduced income tax rates substantially enacted as a result of the Provincial and Federal budget proposals and release of draft legislation, as well as the impact of the reported asset write-down as noted above.

NET EARNINGS

Boardwalk's reported earnings loss of $12.4 million ($(0.25) per fully diluted share, represents a decrease of $27.9 million from the reported earnings of $15.6 million for the seven months ended December 31, 2000 ($0.31 per fully diluted share), and $22.8 million below the net earnings of $10.4 million ($0.21 per fully diluted share). The decrease in reporting earnings from the comparative period is the combined result of the current year's provision for loss on technology combined with an increased charge for amortization.

Consolidated statement of cash flows

OPERATING ACTIVITIES

Cash flow from operations

Boardwalk prepares its financial statements in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") and the Canadian Institute of Chartered Accountants ("CICA"). CIPPREC has adopted a measurement of funds from operations ("FFO") to supplement net income as a measure of operating performance. This is considered to be a meaningful and useful measure of real estate operating performance. Boardwalk's presentation of funds from operations is consistent with the definition provided by CIPPREC. This measure is not necessarily indicative of cash that is available to fund cash needs and should not be considered as an alternative to cash flow as a measure of liquidity. FFO does not represent cash flow from operations as defined by Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The Corporation's and CIPPREC's presentation of funds from operations does not reflect cash flows from operations as defined by the CICA handbook, and this measure is not necessarily indicative of cash available to fund cash needs of the Corporation and should not be considered as an alternative to cash flow as a measure of liquidity.

Management considers FFO to be an appropriate measure of the performance of a publicly listed multi-family residential corporation. In order to facilitate a clear understanding of the combined historical operating results of the Company, management feels FFO should be considered in conjunction with net earnings as presented in the consolidated financial statements as referenced in this document.

For the fiscal period ended December 31, 2001, Boardwalk reported cash flow from operations of $57.9 million ($1.15 per fully diluted share); this was up 69% from the cash flow from operations reported for the seven months ended December 31, 2000, and up 6% from that reported for the 12 months ended May 31, 2000.

December 31, 2001, compared to December 31, 2000. Reported funds from operations of $57.9 million from the current period was up $23.6 million from the amounts reported for the fiscal period ended December 31, 2000. The increase is mainly the result of the fact that the December 2000 fiscal period represents only a seven-month period, as compared to the 12 months reported in current results. Further review of these reported numbers reveals that rental operations contributed $49.9 million ($0.99 per fully diluted share), as compared to $22.3 million ($0.45 per fully diluted share) for the seven-month period ended December 31, 2000. This represents an increase of 124%, far more than the adjustment for the variance in the reporting period. The remainder of cash flow from operations was generated from the sale of selected properties. From this we conclude that Boardwalk's rental operations continue to provide an increasing portion of the corporation's overall cash flow.

December 31, 2001, compared to May 31, 2000. The reported funds from operations for the current period of $57.9 million is up $4.3 million from the $53.6 million reported for the 12 months ended May 31, 2000. Further analysis indicates that for the current year cash flow from operations generated from rental operations of $49.9 million represents an increase of $12.1 million from the $37.8 million reported for rental operations ended May 2000. The remainder of cash flow from operations was generated from the sale of properties. As noted above, Boardwalk continues to generate an increasing amount of overall cash flow from operations of its rental operations.

FINANCING ACTIVITIES

Repurchase of capital stock

Boardwalk has continued its normal course issuer bid during fiscal 2001. During the current year a total of $10.3 million (879,600 shares – average purchase price $11.72 per share) was allocated to the purchase of its own capital stock in the market. This compared to $245,000 (23,600 shares – average purchase price $10.38 per share) for the seven-month period ended December 31, 2000, and $6.8 million (688,000 shares – average purchase price $9.88 per share) for the fiscal period ended May 31, 2000.

The normal course issuer bid allows the Company to purchase up to 2,236,400 common shares, representing 10% of its public float, through the facilities of the Toronto Stock Exchange. Boardwalk believes that the current and recent market prices of its common shares do not reflect their underlying value. Boardwalk's management is initiating this program as it feels that, at current market prices, an investment in Boardwalk's own high quality portfolio will deliver strong returns for shareholders and represents an effective use of its capital and steadily increasing cash flows.

Financing of revenue producing properties

Part of Boardwalk's overall strategy is to finance the existing real estate properties. During the year ended December 31, 2001, new and rental financings totalled $169 million; this compares to $113 million during the period ended December 31, 2000, and $314 million for the period ended May 31, 2000. The increase over the amounts reported for December 2000 is $55 million.

The increase is mainly the result of the fact that the December 2000 fiscal period represents only seven months, compared to the 12 months reported in current results. The decrease over the amounts reported for the fiscal period ended May 31, 2000, is mainly the result of few refinancing and new acquisitions occurring in the current period.

INVESTING ACTIVITIES

Purchase of revenue-producing properties

During 2001 the Corporation acquired 1,362 units for a total purchase price of $58.3 million, or $42,800 per unit. This represents an increase of 1,040 units over those units acquired during the seven-month period ended December 31, 2000, and a decrease of 1,921 from the 3,283 units acquired during the May 2000 fiscal period. The purchase of rental apartments depends heavily on the economic and interest rate environment. During the fiscal 2001 year the Corporation was able to identify new properties that met its acquisition criteria, something that has become more difficult in recent years. A consequence of continued increases in the overall pricing of this asset class has been a decrease in the number of units acquired; the opportunity represented by this same environment is that real estate already owned is appreciating in value.

	December 31, 2001	December 31, 2000	May 31, 2000
Cash paid	$ 15,543	$ 11,367	$ 84,784
Vendor take back mortgage	1,452	–	8,067
Shares issued	7,116	–	–
Debt assumed	34,187	3,847	50,747
Total purchase price	$ 58,298	$ 15,214	$ 143,598
Units acquired	1,362	322	3,283

Project improvements to revenue-producing properties

Boardwalk's value enhancement program results in long-term benefits for the selected properties. As a result, the Corporation capitalizes selective value enhancements under the category of project improvements and amortizes them accordingly. See Note 2 of the attached consolidated financial statements for amortization categories. Part of the capitalization includes Management's estimate with respect to the capitalization of onsite associate wages and salaries that assist in this enhancement program. The amount reported as of December 31, 2001, includes $4.5 million of capitalized wages and salaries. This compares to $3.5 million reported for the seven months ended December 31, 2000, and $7.5 million reported for the fiscal period ended May 31, 2000. The increase over the amounts reported as of December 2000 is $1.0 million. The increase is mainly the result of the fact that the December 2000 fiscal period represents only a seven-month period, as compared to the 12 months reported in current results. The decrease in the amount reported in the current period versus the fiscal period ended May 31, 2000, is the result of the continued stabilization of the Company's overall portfolio. As the portfolio continues to stabilize, the need for the same level of capital improvements diminishes accordingly.

Revenue producing properties

Boardwalk continues to have a diversified portfolio located in 12 different cities, and as such does not rely heavily on one specific municipal location. The majority of Boardwalk's units are located in Alberta, a province whose economy continues to lead the nation in most economic categories. In 2001, the Corporation acquired 1,362 units and divested itself of 307 selected units.

Boardwalk's current portfolio


Ontario 15.7%
Saskatchewan 18.0%
Alberta 66.3%

Boardwalk's porfolio
(Units)


May 97
8,787
May 98
19,480
May 99
22,441
May 00
24,937
Dec 00
24,821
Dec 01
25,889
To date
25,949

ACCOUNTS RECEIVABLE AND MORTGAGE RECEIVABLE

This account for the most part is made up of vendor mortgages obtained as part of the normal course of the building sale process. All mortgages are to unrelated third parties. The increase in the amount at December 31, 2001, is the direct result of a vendor mortgage on a sale, as was noted in the sales of property held for development and resale. The decrease in current amounts as compared to those reported at May 31, 2000, relates to the maturity and subsequent payout of selective vendor mortgages. Many of the rates on these mortgages contain lower interest rate terms; as a result, the Corporation has adjusted downward the reported gain for these non-market rate terms.

MORTGAGES PAYABLE

Boardwalk's long-term debt consists mainly of low rate, fixed-term mortgage financing. All amounts are secured by individual mortgages or debentures registered against real estate properties, with the maturity dates of this debt staggered to lower the Corporation's overall interest rate risk. The Corporation's current mortgage payable of approximately $1.1 billion at December 31, 2001, has increased from the $1.03 billion reported at December 31, 2000, and the $1 billion reported at May 31, 2000. This increase in the reported amounts is the combined result of the continued growth of the company, including the assumption of existing debt on new acquisitions, along with placing selective new financing on these acquisitions. In addition, the Corporation has refinanced existing maturing mortgages to higher levels, not only demonstrating the value creation that is occurring in the portfolio but also allowing the Corporation to assist in the financing of existing capital improvements. Boardwalk's strategy of stabilizing the project while completing value-added upgrades assists in this process. During the stabilization period, Boardwalk continues to add value to its properties, which enables new mortgage proceeds to be obtained on this increased property value.

Although there has been an increase in debt per unit, Boardwalk's overall weighted average interest cost has decreased dramatically over prior years. Amounts recorded on revenue-producing properties have decreased to 6.15% from the 6.27% reported at December 31, 2000, and the 6.29% recorded at May 31, 2000. To better maintain cost effectiveness and flexibility of capital, Boardwalk continuously monitors short- and long-term interest rates. If the environment warrants, the Corporation will take its limited short-term floating rate and lock it into a longer-term fixed rate. Active management of the mortgage portfolio shows dramatic results, as evidenced in the 2001 debt maturity review.

Mortgage schedule

Fiscal year	Maturing amount	% Maturity
2001	$ 153,067	14
2002	127,055	11
2003	99,515	9
2004	49,263	4
2005	56,349	5
2006	36,397	3
2007	238,758	22
2008	164,110	15
2009	63,014	6
2010	76,404	7
2011	44,474	4
Total	$ 1,108,406	100

FUTURE INCOME TAXES

During fiscal 2000, the Corporation adopted the new CICA Handbook section 3465, Income Taxes. Under this method, the future income tax asset and liability method of accounting for income taxes is used, and future income tax liabilities and future income tax assets are recorded based on temporary differences between the carrying amount in the balance sheet item and the corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to valuation allowances. To the extent that it is more likely than not that such a loss will be ultimately utilized, these standards also require that future income assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized. The current year's results have decreased from those amounts reported at both December 31, 2000, and May 31, 2000. The decreases are the combined result of an enacted decrease in Federal and Provincial corporate income tax rate and the incorporation of the anticipated impact of the technology asset write-down which was previously discussed.

LIQUIDITY

The Company's principal liquidity demands are expected to be the repayment of maturing mortgage debt, operating costs, capital improvements and the acquisition of rental units. The Company has in the past, and may also in the future, engaged in acquiring stock back in the public market as part of its previously announced normal course issuer bid or other available vehicles. The Company intends to meet its short term liquidity requirements through net cash flows provided by operating activities, the financing or refinancing of real estate properties and the use of existing cash reserves.

At December 31, 2001, the Corporation holds an untapped operating and demand facility. This facility is secured by a pledge of specific assets. The amount varies with the value of pledged assets to a maximum not to exceed $100 million (December 31, 2000 – $100 million). This facility carries an interest rate varying from prime plus 0.5% to prime plus 1.5% per annum depending on the facility drawn, and has no fixed repayment terms. The facility is reviewable annually by the bank. There is approximately $15 million currently available through this facility, which, when combined with existing cash of $42 million, totals $57 million of available liquidity. In addition, the Corporation anticipates that by refinancing existing maturing loans an additional $54 million will be available by the end of fiscal 2002. The reader is cautioned that certain assumptions were made with respect to capitalization rates when computing additional funding, and due to factors out of the control of the Company the actual amount received will vary from the estimate noted.

Boardwalk's objective is to ensure, in advance, that there are ample cash resources to allow the execution of its business plan. Capital resources are defined as the combination of mortgage debt, share capital equity and internally generated equity and cash on hand. Significant liquidity provides greater certainty as to execution, which in turn gives the Corporation a competitive advantage in its negotiation and acquisition of enhancement investments. The conversion of lower yielding mature properties into cash for deployment into higher yielding investments supports this objective.

[illegible]

The following discussion reviews the risks and opportunities of the Company over the upcoming period. It is not intended to be an all-inclusive list, but rather to review management's view of specific areas and their potential impact on the Corporation.

SUPPLY RISK

The performance of Boardwalk's rental operations is affected directly by the supply of, and demand for, multi-family residential units. In macro-economic conditions such as those currently prevailing and with the expected slowdown in the economy, business and consumer confidence and employment levels constitute the key drivers of demand. Any significant amount of new construction will result in an imbalance in supply and cause downward price pressure on rents. No signs of new rental construction are currently evident in areas where Boardwalk holds properties. It has been shown that to justify new construction in these areas an increase in existing rental rates of hundreds of dollars will be necessary.

ONTARIO RENT CONTROLS

With Boardwalk's continued expansion into the eastern Canadian market, particularly in Ontario, one additional risk that must be addressed is Ontario's existing rent-control legislation. Under the existing Provincial government, the new legislation is actually referred to as rent de-control. The controls limit the landlord's ability to increase existing tenants' rent by setting a pre-determined ceiling that increases on an annual incremental basis, even if the rent adjustment is not actually passed on to the tenant. There are additional allowances for upward rent adjustments which are the direct result of a focused capital improvement program, or an adjustment designed to catch up to existing rental ceilings. This type of legislation is not existent in either Alberta or Saskatchewan.

To respond to these issues, Boardwalk applies its unique approach of complementing the Corporation's proven knowledge and technology with local expertise as to geography, markets and regional legislation. Boardwalk will continue to experience a further rationalization of administration expenditures as a result of continued focus on efficiency improvements through the increased use of technology.

RISK MANAGEMENT

Boardwalk's performance continues to be affected by supply and demand for multi-family residential real estate in Canada. Macro-economic conditions, as previously discussed, will dictate or drive the demand for continued broad-based improvement. Net absorption and lower costs have also assisted the Corporation in improving performance. The potential for reduced rental revenue exists in the event that Boardwalk is not able to maintain its properties at a high level of occupancy, or in the event of a downturn in the economy which would result in lower rents. Boardwalk has minimized these risks by:

- Increasing customer satisfaction;
- Diversifying its portfolio across Canada, particularly with the recent expansion into the eastern market, thus lowering exposure to regional economic swings;
- Acquiring properties only in desirable locations where vacancy rates are historically at or below city-wide averages;
- Holding a balanced portfolio which includes a variety of multi-family building types including high-rise, townhouse, garden and walkups, each with its own market niche;
- Maintaining a wide variety of suite mix, including bachelor suites, one, two, three and four-bedroom units;
- Building a broad and varied customer base, thereby avoiding economic dependence on larger-scale tenants;
- Focusing on affordable multi-family housing, which is considered a stable commodity;
- Developing a specific rental program characterized by rental adjustments that are the result of enhanced service and superior product;
- Developing a management team in Ontario with experience in this local marketplace, and combining this experience with Boardwalk's existing operations and management expertise.

INTEREST RATE RISK

Financing terms for real estate continued to improve during fiscal 2001 and Boardwalk has realized benefits from the improvement in real estate markets. Under the current low interest rate, environment management has been able to renew maturing real estate mortgages at rates significantly lower than those originally charged; the short term result of this is continued downward pressure on the Corporation's overall weighted average interest rate.

Boardwalk has continued its strong working relationship with CMHC, resulting in the majority of the Corporation's mortgages being insured under the NHA mortgage program. This added level of assurance offered to lenders allows the Corporation to obtain the best possible financing and interest rates. These mortgages are also insured for their full amortization, virtually eliminating the potential for the lender to call the loan prematurely. The NHA insurance is further protection against any possible failure of the lending institution. The Corporation is also able to obtain additional financing on existing buildings in excess of conventional amounts, and therefore increase return on equity to shareholders.

UTILITIES AND PROPERTY TAX RISK

Over the past few years Boardwalk has experienced significant increases in these less controllable operating expenses.

Property taxes

Overall, property taxes have increased as a result of revaluations of municipal properties and their adherent tax rates. These revaluations have documented significant increases in property values based on enhancements which are not represented on Boardwalk's balance sheet, as such representations are contrary to existing reporting standards. To address this risk, Boardwalk has compiled a specialized team of property reviewers who, with the assistance of outside authorities, constantly review property tax assessments and, where warranted, appeal them.

Utility expenses

Consisting mainly of natural gas and electricity service fees, utility expenses have been subjected to enormous price fluctuations in the past 12 months. Of particular note is natural gas pricing. Natural gas, traditionally costing $2.50 per gigajoule, hit highs in excess of $12.00 per gigajoule. This increase is the direct result of an imbalance in demand versus supply. To address these fluctuations the Company has locked in its gas pricing at approximately $8.00 per gigajoule. Although these rates are well below the reported highs of natural gas, they are also well above existing market rates for this resource, which range from $3.00 to $4.00. Boardwalk's existing contracts expire at the end of March 2002.

Boardwalk is vulnerable to fluctuations in utilities charges and limited to recouping these losses through rental rate adjustments. To address this problem, Boardwalk has developed an affirmative utilities cost reduction and value enhancement plan:

- Where available, economical electrical sub-metering devices designed to pass this risk on to the customer will be installed;
- Rents will be adjusted upward to cover these increased costs;
- A longer-term balanced maturing strategy for the consumption of natural gas will be developed;
- Boardwalk will seek to more actively administer electrical supply. Through existing providers, Boardwalk participated in the Alberta electrical power auction, purchasing contracts designed to lock in the price of power for Boardwalk in Alberta for the next three to five years.

Through these measures Boardwalk believes it can minimize upward pressure on these operating expenses.

CRITICAL ACCOUNTING POLICIES

Boardwalk's accounting policies are described in Note 1 of the attached consolidated financial statements. These statements were prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook") and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"). These recommendations differ in certain areas with those generally accepted in the United States. The Company has provided a detailed explanation and reconciliation of these differences in Note 10 of the consolidated financial statements. In applying these policies, in certain cases it is necessary to use estimates. In determining estimates, Management uses the information available to them at the time. Management reviews key estimates on a quarterly basis to determine their appropriateness. Any change to these estimates is applied prospectively in compliance with Canadian Generally Accepted Accounting Principles. The Corporation considers the following policies to be critical in determining the judgments that are involved in the preparation of the Consolidated Financial Statements and the uncertainties that could impact the reported results.

Amortization of building asset

Boardwalk's policy with respect to the amortization of its building assets is the use of the "sinking fund method". Under this method, which is not allowed under U.S. GAAP, the amortization charge increases as the asset continues to age. In the determination of this amount, it is necessary to estimate the useful life of the asset, the discount rate and the salvage value. A significant change to any of these estimates would have a material impact charged to earnings during the current period. During the fourth quarter of fiscal 2001, Management revised the estimate with respect to the useful life of the building asset. The change in the estimate as noted in Note 1 of the financial statements increased the reported charge to current periods earnings by $700,000.

Net recoverable amount

On a quarterly basis, Boardwalk reviews the valuation of its real estate assets. It compares the reported book value to the calculated net recoverable values as noted in Note 1 of the financial statements. In determining the net recoverable amount, it is necessary on a non-discounted basis to pro forma the results of each individual real estate building for a period of 10 years, at which time an estimated residual value is determined. The sum of these amounts is compared to the outstanding debt and the equity in each asset. If it is determined that the combined 10-year cash flow and estimated residual is less than the amount reported as outstanding debt and equity, the asset would be written down to this amount with an offsetting charge to current period earnings. To determine these results, it is necessary to estimate the residual value, which involves the need to determine the appropriate capitalization rate to be applied to estimated cash flows at the time of calculation. Due to the value cycle of real estate, market capitalization rates may changes over time. Boardwalk performs this analysis with a range of capitalization rates designed to provide sensitivity for these market changes. The actual capitalization rate and estimated pro forma results may be materially different from actual which may result in a charge to earnings. To date, Boardwalk has never reported a charge against its earnings based on this calculation.

PROPERTY VALUATION

It is Boardwalk's policy to continually review the value of its assets in order to ensure the amounts recorded are in accordance with generally accepted accounting principles. Those assets held for investment purposes are reported via the lower of cost and net recoverable value. Cost includes all amounts relating to the acquisition and improvement of these properties. Net recoverable amounts represent the undiscounted estimated future cash flow expected from ongoing use of the property and its residual value. To arrive at this amount, the Corporation projects the cash flow over a maximum of 10 years and includes the proceeds of the residual sale at the end of this period. The projections take into account a specific business plan for each property and management's best estimate for the probable set of economic conditions anticipated in the prevailing market. It is Boardwalk's belief that the overall replacement value of its assets is in excess of $2.5 billion.

A LOOK AHEAD

Although it is not possible to predict the future with pinpoint accuracy, Boardwalk feels it is well-positioned for continued growth. With average rents well below new construction rates and vacancy rates continuing to stay low, there appears to be continued upward pressure on existing rents. With the write-down of selected technology assets, management is now focusing more on overall operations with the intention of continuing to increase efficiency. In a market where the largest publicly-listed owner controls less than 2% of the entire multi-family stock, there is ample opportunity for external growth in the long term. In the meantime, our focus will be on internal growth. Boardwalk commenced operations as a public company in April 1994, and has since witnessed substantial growth and diversification. As a result of Boardwalk's strategy of acquiring under-performing properties, a period of stabilization is required following such acquisitions. During this period, both service and product enhancements are initiated, resulting in a more desirable product that is then positioned for positive adjustment. Boardwalk's overall strategy will continue to focus on both product and service enhancement for existing tenants, with the goal of achieving the utmost customer satisfaction while attempting to limit the upward pressure on short-term spikes in operating expenses such as property taxes and utilities. Although Boardwalk does not anticipate real estate growth rates similar to those experienced in prior years, there remains a significant opportunity for expansion and diversification.

Roberto A. Geremia
Senior Vice President, Finance, and
Chief Financial Officer

consolidated financial statements

MANAGEMENT'S REPORT

To the shareholders of Boardwalk Equities Inc.:

The accompanying consolidated financial statements and all information in the annual report are the responsibility of Management. The consolidated financial statements have been prepared by Management in accordance with the accounting policies in the notes to the consolidated financial statements. In the opinion of Management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of consolidated financial statements.

The consolidated financial statements have been further examined by the board of directors and by its audit committee, which meets regularly with the auditors and management to review the activities of each. The audit committee, which is comprised of three independent directors, reports to the Board of Directors.

Deloitte & Touche LLP, an independent firm of chartered accountants, has been engaged to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and to provide an independent professional opinion.

Sam Kolias
President and Chief Executive Officer
February 12, 2002

Roberto A. Geremia
Senior Vice President, Finance, and Chief Financial Officer

AUDITORS' REPORT

To the shareholders of Boardwalk Equities Inc.:

We have audited the consolidated balance sheets of Boardwalk Equities Inc. as at December 31, 2001, December 31, 2000, and May 31, 2000, and the consolidated statements of (loss) earnings and retained earnings and cash flows for the year ended December 31, 2001, the seven months ended December 31, 2000, and the year ended May 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001, December 31, 2000, and May 31, 2000, and the results of its operations and its cash flows for the year ended December 31, 2001, and the seven months ended December 31, 2000, and the year ended May 31, 2000, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta
February 12, 2002

CONSOLIDATED BALANCE SHEETS

(CDN$ THOUSANDS)

As at	December 31, 2001	December 31, 2000	May 31, 2000
Assets			
Revenue-producing properties (NOTE 2)	$ 1,381,541	$ 1,328,702	$ 1,321,081
Properties held for resale	6,630	6,692	6,365
Mortgages and accounts receivable (NOTE 3)	22,325	17,230	26,506
Other assets (NOTE 4)	14,423	14,637	7,586
Deferred financing costs	32,957	31,460	30,337
Technology (NOTE 5)	5,743	24,058	5,018
Cash and short-term investments	25,672	21,055	1,135
	$ 1,489,291	$ 1,443,834	$ 1,398,028
Liabilities			
Mortgages payable (NOTE 6)	$ 1,108,406	$ 1,034,444	$ 1,009,526
Accounts payable and accrued liabilities	19,525	24,795	18,522
Refundable security deposits and other	10,418	9,953	8,494
Capital lease obligations (NOTE 5)	7,203	8,404	–
Future income taxes (NOTE 8)	58,755	64,864	75,673
Contingencies (NOTE 11)	–	–	–
	$ 1,204,307	$ 1,142,460	$ 1,112,215
Shareholders' equity			
Share capital (NOTE 7)	258,202	253,586	253,472
Retained earnings	26,782	47,788	32,341
	$ 284,984	$ 301,374	$ 285,813
	$ 1,489,291	$ 1,443,834	$ 1,398,028

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias
Director

David V. Richards
Director

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	12 months ended December 31, 2001	7 months ended December 31, 2000	12 months ended May 31, 2000
Revenue			
Rental income	$ 205,281	$ 110,771	$ 178,147
Sales – properties held for resale	21,988	36,311	39,824
	$ 227,269	$ 147,082	$ 217,971
Expenses			
Revenue-producing properties:			
Operating expenses	22,865	14,121	22,471
Utilities	31,549	14,713	20,140
Utility rebate (NOTE 1 (h) (iii))	(4,967)	–	–
Property taxes	19,743	11,004	18,431
Cost of sales – properties held for resale	13,939	24,258	24,017
Administration	15,586	8,924	16,891
Financing costs	67,367	37,835	59,547
Amortization (NOTE 1)	53,584	27,401	36,842
	$ 219,666	$ 138,256	$ 198,339
Operating earnings before the following:	$ 7,603	$ 8,826	$ 19,632
Provision for loss on technology investments (NOTE 5)	29,837	–	–
Operating (loss) earnings before income taxes	$ (22,234)	$ 8,826	$ 19,632
Large corporations taxes	3,246	1,913	2,881
Income taxes (recovery) (NOTE 8)	(12,678)	(8,652)	6,306
Net (loss) earnings for the period	$ (12,802)	$ 15,565	$ 10,445
Net (loss) earnings per share (NOTE 1)			
Basic	$ (0.26)	$ 0.32	$ 0.21
Diluted	$ (0.26)	$ 0.31	$ 0.21

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(CDN$ THOUSANDS)

	Year ended December 31, 2001	7 months ended December 31, 2000	Year ended May 31, 2000
Retained earnings, as previously stated	$ 47,788	$ 32,341	$ 26,581
Adjustment for retroactive adoption of future income taxes	–	–	(1,223)
Retained earnings, beginning of period as restated	$ 47,788	$ 32,341	$ 25,358
Net (loss) earnings	(12,802)	15,565	10,445
Dividends paid	(2,496)	–	–
Premium on share repurchases (NOTE 7)	(5,708)	(118)	(3,462)
Retained earnings, end of period	$ 26,782	$ 47,788	$ 32,341

CONSOLIDATED STATEMENT OF CASH FLOWS

(CDN$ THOUSANDS)

	12 months ended December 31, 2001	7 months ended December 31, 2000	12 months ended May 31, 2000
Cash obtained from (applied to):			
Operating activities			
Net (loss) earnings	$ (12,802)	$ 15,565	$ 10,445
Income taxes	(12,678)	(8,652)	6,306
Amortization	53,584	27,401	36,842
Provision for loss on technology investments (NOTE 5)	29,837	–	–
Funds from operations	$ 57,941	$ 34,314	$ 53,593
Net change in operating working capital	$ (9,516)	$ 6,589	$ 4,882
Net change in properties held for resale	12,139	22,789	(611)
Total operating cash flows	$ 60,564	$ 63,692	$ 57,864
Financing activities			
Issue of common shares for cash (net of issue costs)	$ 2,097	$ 241	$ 45,295
Stock repurchase program	(10,305)	(244)	(6,885)
Dividends paid	(2,496)	–	–
Financing of revenue-producing properties	169,067	113,771	314,238
Repayment of debt on revenue-producing properties	(128,681)	(92,701)	(219,020)
Deferred financing costs	(2,557)	(2,809)	(8,810)
	$ 27,125	$ 18,258	$ 124,818
Investing activities			
Purchase of revenue-producing properties (NOTE 2)	$ (15,543)	$ (11,367)	$ (84,784)
Project improvement to revenue-producing properties	(52,938)	(40,888)	(89,656)
Technology	$ (14,591)	$ (9,775)	$ (2,719)
	$ (83,072)	$ (62,030)	$ (177,159)
Increase in cash and cash equivalents balance during period	$ 4,617	$ 19,920	$ 5,523
Cash and cash equivalents (indebtedness), beginning of period	$ 21,055	$ 1,135	$ (4,388)
Cash and cash equivalents, end of period	$ 25,672	$ 21,055	$ 1,135
Funds from operations per share			
Basic	$ 1.16	$ 0.70	$ 1.09
Diluted	$ 1.15	$ 0.69	$ 1.09
Taxes paid	$ 3,477	$ 2,841	$ 2,912
Interest paid	$ 65,342	$ 37,321	$ 57,098

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

notes to consolidated financial statements

For the year ended December 31, 2001, the seven months ended December 31, 2000, and the year ended May 31, 2000

(TABULAR AMOUNTS IN CDN.$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Operations

Boardwalk Equities Inc. ("the Corporation") is a real estate corporation that specializes in multi-family residential housing.

(b) Basis of presentation and principles of consolidation

The Corporation's accounting policies and its standards of financial disclosure conform with the recommendations of the handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook") and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"). These principles differ in certain respects from those generally accepted in the United States of America ("U.S. GAAP"); and to the extent that they affect the Corporation, these differences are described in Note 10, "Differences from United States Accounting Principles".

The preparation of financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The consolidated financial statements include the accounts of the Corporation, its wholly owned subsidiaries, Suite Systems Inc. ("SSI") and HomeXpress Inc. ("HomeXpress"). The latter is a public company of which the Company owns 63%. The company is no longer in operation as of October 11, 2001 (see Note 5). All material inter-company transactions have been eliminated.

During 2000, the Corporation changed its fiscal year end from May 31 to December 31. The consolidated financial statements presented are for the year ended December 31, 2001, and for the seven months ended December 31, 2000, and the year ended May 31, 2000. Readers should be cautioned that partial periods may not be representative of results expected for full years due to seasonality.

(c) Revenue recognition

i. Revenue from a rental property is recognized once the Corporation has attained substantially all of the benefits and risks of ownership of the rental property. Rental revenue includes rents, parking and other sundry revenues. All residential leases are for one-year terms or less; consequently, the Corporation accounts for leases with its tenants as operating leases.

ii. Revenue from the sales of property held for resale is recognized when all conditions of the purchase agreement have been met, a sufficient purchaser deposit (usually 15%) has been received and there is reasonable assurance on the collectibility of any outstanding amount.

(d) Real estate properties

i. Revenue-producing properties

Revenue-producing real estate properties, which are held for investment, are stated at the lower of cost less accumulated amortization or "net recoverable amount". Cost includes all amounts relating to the acquisition and improvement of the properties. All costs associated with upgrading the existing facilities, other than ordinary repairs and maintenance, are capitalized and amortized as project improvements.

The net recoverable amount represents the undiscounted estimated future net cash flows expected to be received from the ongoing use of the property plus its residual value. To arrive at this amount, the Corporation projects future net cash flows over a maximum of 10 years and includes the proceeds from the estimated residual sale value at the end of that period. The projections take into account Management's best estimate of the most probable set of economic conditions anticipated to prevail in the market area.

ii. Properties held for resale

The Corporation capitalizes all direct costs, net of related revenue. Direct costs include property taxes, administration costs, finance costs and other costs associated with the cost of property held for resale. Real estate properties held for resale are recorded at the lower of cost or net realizable value.

(e) Amortization

Revenue-producing real estate properties are amortized at rates designed to amortize the cost of the properties over their estimated useful lives as follows:

Building – low-rise and wood construction	4%	–	Sinking fund, 40 years maximum
Building – high-rise, concrete construction	4%	–	Sinking fund, 50 years maximum
Parking lots	8%	–	Declining-balance
Appliances and cabinets	10%	–	Declining-balance
Project improvements	10%	–	Declining-balance
Suite improvements	20%	–	Declining-balance
Equipment	20%	–	Declining-balance
Technology	30%	–	Declining-balance

Effective October 1, 2001, the Corporation revised its estimated life on concrete low-rise wood frame construction buildings, including town homes, to have a maximum life not exceeding 40 years for amortization. High-rise concrete buildings will continue to have a maximum life of 50 years. In addition, each project is reviewed on an individual basis, and a shorter life is given to projects where warranted (factors reviewed include construction materials, location of property and capital maintenance). This change in estimate resulted in a $700,000 increase in amortization for the fourth quarter of 2001.

Amortization of revenue-producing buildings is determined using the sinking fund method, under which an increasing amount consisting of a fixed annual sum, together with interest compounded at a rate of 4%, is charged to income so as to fully amortize the buildings over their estimated life from date of acquisition.

(f) Deferred financing costs

Insurance premiums paid to Canada Mortgage and Housing Corporation to obtain insurance through the National Housing Act are amortized over 25 years on a straight-line basis. Costs of refinancing are amortized on a straight-line basis over the life of the new loan.

(g) Per share calculation

Basic net earnings and funds from operations per share were calculated based on the weighted average number of shares outstanding for the year. The calculation of net earnings and funds from operations per share on a diluted basis considered the potential exercise of outstanding share purchase options to the extent that each option was dilutive using the "treasury stock" method.

The following table sets forth the computation of basic and diluted earnings per share and Funds from Operations ("FFO") per share with respect to (loss) earnings from continuing operations:

	December 31, 2001	December 31, 2000	May 31, 2000
Numerator			
Net (loss) income	$ (12,802)	$ 15,565	$ 10,445
Funds from operations	$ 57,941	$ 34,314	$ 53,593
Denominator			
Denominator for basic earnings per share – weighted average shares	50,015,184	49,253,171	48,947,811
Effect of dilutive securities			
Stock options	287,314	409,673	31,947
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,302,498	49,662,844	48,979,758
Basic (loss) earnings per share	$ (0.26)	$ 0.32	$ 0.21
Diluted (loss) earnings per share	$ (0.26)	$ 0.31	$ 0.21
Basic FFO per share	$ 1.16	$ 0.70	$ 1.09
Diluted FFO per share	$ 1.15	$ 0.69	$ 1.09

(h) Risk management and fair value

Risk management. The Corporation is exposed to financial risk that arises from the fluctuation in interest rates, the credit quality of its tenants, and fluctuation in utility rates. These risks are managed as follows:

i. Interest rate risk

Interest rate risk is minimized through Management's periodic review of its operating facility and mortgage portfolio. If market conditions warrant, the Corporation has the ability to convert its existing demand debt to fixed rate debt. At December 31, 2001, the Corporation had demand debt outstanding of $nil (December 31, 2000 – $nil; May 31, 2000 – $5.0 million). In addition, the Corporation structures its financings so as to stagger the maturities of its debt, thereby minimizing the Corporation's exposure to interest rate fluctuations.

ii. Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease term commitments. The Corporation mitigates this risk of credit loss through the diversification of its existing portfolio and limiting its exposure to any one tenant. Thorough credit assessments are conducted with respect to all new leasing. In addition, where legislation allows, the Corporation obtains a security deposit to assist in a potential recovery requirement.

iii. Utilities

The Corporation has entered into long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next two to four years at a blended rate of approximately $0.07/kwh. The aggregate amount contracted for is based on the Corporation's demand load in 2000.

The Corporation has entered into a physical fixed price supply agreement for 80% normalized consumption of natural gas for its Alberta properties. The duration of the agreement is to April 30, 2002, at an average price of $7.90 per gigajoule, which expires April 30, 2002. As of December 31, 2001, the Corporation's mark to market position for the remaining financial swap period is $(320,526).

To assist corporations with the increase in energy prices in 2001, the Alberta government introduced two separate rebate programs. The natural gas rebate program expired in April 2001 (resulting in a disproportionate share of this rebate in the first quarter of 2001) and the electrical rebate program expired on December 31, 2001. Due to the current pricing environment, an extension of these programs is not expected in 2002.

Fair value. In accordance with the disclosure requirements of the CICA Handbook, the Corporation is required to disclose certain information concerning its "financial instruments", defined as a contractual right to receive or deliver cash or another financial asset. The fair value of the majority of the Corporation's financial assets and liabilities, representing net working capital, approximates their recorded values at December 31, 2001, due to their short-term nature. In these circumstances, the fair value is determined to be the market or exchange value of the assets or liabilities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates. The significant financial instruments of the Corporation and their carrying values as of December 31, 2001, are as follows:

	December 31, 2001	December 31, 2000	May 31, 2000
Mortgages and accounts receivable			
Carrying value	$ 22,325	$ 17,230	$ 26,506
Fair market value	$ 22,325	$ 15,934	$ 25,307
Mortgages payable			
Carrying value	$ 1,108,406	$ 1,034,444	$ 1,009,526
Fair market value	$ 1,245,917	$ 1,136,086	$ 1,071,022

The fair value of the Corporation's mortgages payable exceeds the recorded value by approximately $137.5 million at December 31, 2001, due to changes in interest rates since the dates on which the individual mortgages were assumed. The fair value of the mortgages payable has been estimated based on the current market rates for mortgages with similar terms and conditions.

(i) Use of estimates

The accounting process requires that Management make a number of estimates including the following material items:

i. economic useful life of buildings for purposes of calculating amortization, as discussed in Note 1 (e);

ii. forecast of economic indicators in order to measure fair values of buildings for purposes of determining net recoverable amount under Canadian generally accepted accounting principles, as discussed in Note 1 (d);

iii. amount of capitalized on-site wages which relate to project improvements, as discussed in Note 2;

iv. amount of provision for write-down of technology investments.

Actual results may differ from these estimates.

Management periodically reviews the useful lives of its properties to determine the adequacy of its amortization policy. Also, economic indicators are monitored to ensure that current information is used in projections of cash flows.

(j) Cash and cash equivalents

The Corporation considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

(k) Funds from operations

The Corporation has adopted a new Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") requirement. The new standard requires the use of a funds from operations ("FFO") calculation, versus the traditional cash flow from operations calculation. As a result of this change, the Corporation will now calculate funds from operations per share instead of cash flow per share.

(l) Stock-based compensation plans

The Corporation has one stock-based compensation plan, which is described in Note 7. No compensation expense is recognized for these plans when stock or options are issued to Associates or Directors. Any consideration paid by the Associate or Director on exercise of stock options is credited to share capital.

(m) Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation, or as a result of accounting changes.

2. REAL ESTATE PROPERTIES

	December 31, 2001	December 31, 2000	May 31, 2000
Land	$ 95,046	$ 91,063	$ 93,252
Building and equipment	1,428,549	1,330,730	1,299,383
Total revenue-producing properties	1,523,595	1,421,793	1,392,635
Less: accumulated amortization	(142,054)	(93,091)	(71,554)
	$ 1,381,541	$ 1,328,702	$ 1,321,081

Dispositions

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Cash received	$ 14,787	$ 16,783	$ 12,922
Vendor take back mortgage	4,700	–	15,133
Debt assumed	2,501	19,528	11,769
Total proceeds	$ 21,988	$ 36,311	$ 39,824
Net book value	$ 13,939	$ 24,258	$ 24,017
Gain on sale	$ 8,049	$ 12,053	$ 15,807
Units sold	307	438	689

Acquisitions

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Cash paid	$ 15,543	$ 11,367	$ 84,784
Vendor take back mortgage	1,452	–	8,067
Shares issued	7,116	–	–
Debt assumed	34,187	3,847	50,747
Total purchase price	$ 58,298	$ 15,214	$ 143,598
Units acquired	1,362	322	3,283

Included in revenue-producing properties is $4.5 million (seven months ended December 31, 2000 – $3.5 million; May 31, 2000 – $7.8 million) of capitalized wages relating to project improvements. Included in the cost of properties held for resale are capitalized financing and property taxes costs of $442,000 (December 31, 2000 – $200,000; May 31, 2000 – $300,000) less net operating revenue of $nil (December 31, 2000 – $nil; May 31, 2000 – $900,000). Real estate assets are pledged as security against mortgages payable.

3. MORTGAGES AND ACCOUNTS RECEIVABLE

The mortgages and accounts receivable comprise an aggregate amount of $22.3 million (December 31, 2000 – $17.2 million; May 31, 2000 – $26.5 million). In this balance, mortgages receivable arising on sales of property represents $15.5 million (December 31, 2000 – $12.3 million; May 31, 2000 – $22.2 million), which come due periodically up to March 2007. The Corporation is currently earning a weighted average interest rate of 2.94% (December 31, 2000 – 3.78%; May 31, 2000 – 5.10%) on these amounts.

4. OTHER ASSETS

	December 31, 2001	December 31, 2000	May 31, 2000
Security deposits held in trust	$ 8,325	$ 6,992	$ –
Head office building (net of amortization)	3,134	3,227	3,278
Deposits on properties	600	600	50
Inventory	1,359	1,704	2,207
Prepaid and other	1,005	2,114	2,051
	$ 14,423	$ 14,637	$ 7,586

5. TECHNOLOGY

	December 31, 2001	December 31, 2000	May 31, 2000
Corporate technology assets	$ 9,719	$ 7,741	$ 5,672
Accumulated amortization	(3,976)	(2,108)	(1,472)
	5,743	5,633	4,200
Terminated technology initiative	–	18,425	818
	$ 5,743	$ 24,058	$ 5,018

During the year ended December 31, 2001, the Corporation provided for a loss on technology investments of $29.8 million, due to the following investments:

In the third quarter of 2001, the Corporation decided to terminate its telecommunication initiative subsequent to a process review and reported a provision of $26.7 million based on Management's best estimate at that time. The provision has been increased to $29 million, the result of revisions to existing estimates based on new information. Management reviews these estimates on a quarterly basis, and estimates that wind-down will be completed by December 31, 2002. The review highlighted low returns on investment capital when compared to core real estate operations, the high cost of capital given current market conditions and the conclusion that the Corporation would be unable to reach partnership agreements for rights of way or access rights in target markets in the near future. On October 18, 2001, the Corporation formally announced the termination of the initiative. A provision of $29 million before tax has been recorded in the consolidated statement of loss for the year ended December 31, 2001. This provision represents the write-down of capital assets and estimated closure costs. Included in accounts payable at December 31, 2001, is $3.3 million in outstanding commitments reflecting the amount of cost necessary to terminate the initiative. In addition, the Corporation terminated its investment in HomeXpress, and as a result a loss of $0.8 million was recorded in the year. The following schedule details the provision by product category:

Technology write-down provision	
Cable	$ 10,763
Telephone	12,203
Internet	2,290
Fiber	3,781
Investment in Homexpress	800
	$ 29,837

No such provision was made in any of the comparable periods.

During the first nine months of the year ended December 31, 2001, and the seven months ended December 31, 2000, SSI was in the development stage, which involved the construction of the "head end" of its telephone and cable initiative. SSI entered into capital leases totalling $7.2 million (December 31, 2000 – $8.4 million; May 31, 2000 – $nil) with a weighted average interest rate of 9.5% (December 31, 2000 – 10.1%; May 31, 2000 – n/a). At December 31, 2001, the Corporation had further commitments totalling $nil (December 31, 2000 – $4-million; May 31, 2000 – $10 million) with various suppliers for the purchase and installation of certain equipment with a weighted average interest rate of nil% (December 31, 2000 – 10.8%; May 31, 2000 – 10.7%).

Future minimum payments under capital leases together with the balance of the obligation due under capital leases are as follows for the periods ending:

	December 31, 2001	December 31, 2000	May 31, 2000
2001	$ –	$ 1,851	$ –
2002	1,878	1,851	–
2003	1,878	1,851	–
2004	1,878	1,851	–
2005	1,728	1,485	–
2006	1,620	1,118	–
Subsequent	67	–	–
Total	$ 9,049	$ 10,007	$ –
Less amount representing interest	1,846	1,603	–
Total net obligation	$ 7,203	$ 8,404	$ –

The above capital leases relate to equipment that has been provided for in the "provision for loss on technology investments". The technology balance remaining at December 31, 2001, reflects net book values of technology anticipated in the ongoing operations of the Corporation, including hardware, software and software development, system installations and other related costs.

6. MORTGAGES PAYABLE

	December 31, 2001	December 31, 2000	May 31, 2000
(a) Revenue-producing properties Mortgages payable bearing interest at a weighted average of 6.15% (December 31, 2000 – 6.27%; May 31, 2000 – 6.29%) per annum, payable in monthly principal and interest installments totalling $8.5 million (December 31, 2000 – $7.5 million; May 31, 2000 – $7.2 million) mature from 2002 to 2020 and are secured by specific charges against specific properties.	$ 1,106,546	$ 1,032,551	$ 1,008,902
(b) Other assets Mortgages payable bearing interest at a weighted average of 7.79% (December 31, 2000 – 7.92%; May 31, 2000 – 8.88%) per annum, payable in monthly principal and interest installments totalling $15,000 (December 31, 2000 – $15,000; May 31, 2000 – $6,000) mature in September 2010 and are secured by specific charges against specific properties.	1,860	1,893	624
	$ 1,108,406	$ 1,034,444	$ 1,009,526

Estimated principal payments required to meet mortgage obligations as at December 31, 2001, are as follows:

	Revenue-producing properties	Other assets	Total
2002	$ 152,975	$ 33	$ 153,008
2003	143,419	36	143,455
2004	113,392	38	113,430
2005	64,602	42	64,644
2006	43,596	45	43,641
Subsequent	588,562	1,666	590,228
	$ 1,106,546	$ 1,860	$ 1,108,406

(c) Demand facilities

The Corporation has a demand facility in the form of an acquisition and operating line. This demand facility is secured by pledge of specific assets. The maximum varies with the value of pledged assets to a maximum not to exceed $100 million (December 31, 2000 – $100 million; May 31, 2000 – $100 million); an amount of $nil was outstanding as at December 31, 2001 (December 31, 2000 – $nil, May 31, 2000 – $5 million). This facility carries an interest rate of prime plus 0.5% per annum, and has no fixed terms of repayment. The facility is reviewable annually by the Bank.

7. SHARE CAPITAL

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares, issuable in series

Issued:

Preferred shares

The Corporation issued 3,340,199 (December 31, 2000 – nil, May 31, 200 – 5,604,956) preferred shares, with a face value of $1 per share and a face rate of 0%, in conjunction with the acquisition of certain properties, for a total outstanding of 8,945,155. These preferred shares are offset by a non-interest-bearing note receivable from the holder of the preferred shares for the equivalent amount. Both the preferred shares and the note receivable are retractable at either party's option and may legally be offset against each other. Accordingly, these have been offset for the consolidated financial statement presentation.

Common shares

	Shares		Amount
December 31, 2001	49,404,281	$	258,202
December 31, 2000	49,258,899	$	253,586
May 31, 2000	49,240,242	$	253,472

Details of shares issued are as follows:

	Shares		Amount
May 31, 1999	46,555,143	$	210,628
On exercise of stock options	268,099		1,224
Share buy-back – net of charge to retained earnings	(688,000)		(3,423)
On equity offering	3,105,000		46,264
Less expenses relating to issue of equity, net of income taxes of $970,000	–		(1,221)
May 31, 2000	49,240,242	$	253,472
On exercise of stock options	42,257		241
Share buy-back – net of charge to retained earnings	(23,600)		(127)
December 31, 2000	49,258,899	$	253,586
On acquisition of assets	649,125		7,116
On exercise of stock options	375,857		2,097
Share buy-back recorded at book value of shares	(879,600)		(4,597)
December 31, 2001	49,404,281	$	258,202

The Corporation commenced a normal course issuer bid on March 1, 2000, allowing it to purchase up to 2,236,400 common shares for cancellation until its termination on February 28, 2002, or such earlier time as the bid is complete. During the year, the Corporation acquired and cancelled 879,600 (December 31, 2000 – 23,600; May 31, 2000 – 688,000) common shares at a cost of $10.3 million (December 31, 2000 – $0.25 million; May 31, 2000 – $6.9 million). The excess of the cost over stated value of the shares acquired of $5.7 million (December 31, 2000 – $0.118 million; May 31, 2000 – $3.5 million) has been charged to retained earnings.

(b) Stock options

Under the stock option plan, the Corporation grants options to non-employee Directors, Executives and Associates. The stock option plan provides for the granting of options to purchase up to 9,136.441 (December 31, 2000 – 7,795,822; May 31, 2000 – 7,795,822) common shares. The exercise price is equal to the market value of the common shares at the date of grant. Vesting periods range from immediate vesting for certain executives to five-year vesting for remaining associates and non-employee directors. Options are granted at Management's discretion, with Board of Directors' approval being required. No option may be exercisable more than 10 years from the date of grant. As at December 31, 2001, there are a total of 3,647,834 (December 31, 2000 – 4,399,288; May 31, 2000 –4,043,402) options outstanding to directors, officers and associates. The exercise prices range from $9.11 to $22.92. These options expire up to March 27, 2011. All options are issued at market price.

Changes in options outstanding during period

The following table depicts the changes in options in the periods presented:

	12 months December 31, 2001		7 months December 31, 2000		12 months May 31, 2000	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	4,399,288	$ 12.37	4,043,402	$ 12.71	3,684,277	$ 13.05
Granted	205,000	10.48	765,575	11.85	1,655,620	11.88
Exercised	(371,157)	5.63	(41,357)	6.08	(268,099)	4.57
Forfeited	(585,297)	14.55	(368,332)	13.41	(1,028,396)	14.66
Outstanding at end of period	3,647,834	$ 12.60	4,399,288	$ 12.37	4,043,402	$ 12.71

Options exercisable at period end

The following table summarized information about the options outstanding at December 31, 2001:

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$9.01 to $11.00	942,200	7.4	$ 9.53	760,600	7.2	$ 9.38
$11.01 to $13.00	1,601,770	7.0	11.80	1,223,270	6.8	11.67
$13.01 to $15.00	407,764	6.8	14.00	238,848	6.6	13.82
$15.01 to $17.00	405,400	6.1	16.08	220,040	4.9	16.17
$17.01 to $19.00	84,700	1.2	17.93	63,525	1.2	17.93
$19.01 to $21.00	128,000	1.1	20.12	121,000	1.1	20.14
$21.01 to $23.00	78,000	1.3	22.53	58,500	1.3	22.53
	3,647,834	6.5	$ 12.60	2,685,783	6.2	$ 12.35

8. FUTURE INCOME TAXES

The Corporation has tax losses of approximately $148 million available to reduce future taxable income, the benefit of which has been accounted for in computing future income taxes. The majority of these losses begin to expire in 2005. The adjustment for changes in the effective tax rate reflects the benefit from the reduction of the current combined Federal and Provincial substantially enacted rates of 42% reducing to 35.78% (December 31, 2000 – rate change is 44% to 38%; May 31, 2000 – rate change is 45% to 44%).

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Tax expense based on expected rate of 42% (December 2000 – 44%; May 2000 – 45%)	$ (9,338)	$ 3,938	$ 8,760
Non-taxable portion of capital gain	(1,444)	(2,689)	(748)
Adjustment for change in effective tax rate	(1,896)	(9,901)	(1,706)
Future income tax expense (recovery)	$ (12,678)	$ (8,652)	$ 6,306

The future income tax liability is calculated as follows:

As at	December 31, 2001	December 31, 2000	May 31, 2000
Tax assets related to operating losses	$ 52,991	$ 49,992	$ 41,411
Tax liabilities related to differences in tax and book basis	(111,746)	(114,856)	(117,084)
Future income tax liability	$ (58,755)	$ (64,864)	$ (75,673)

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, and the seven months ended December 31, 2000, there were no related party transactions. During the year ended May 31, 2000, the Corporation advanced loans to two of its senior officers. The total amount of the advances was $1.46 million and was interest-bearing at the prime bank rate plus 1%. Interest in the amount of $56,000 was received on these balances. At May 31, 2000, all amounts outstanding were repaid to the Corporation.

10. DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian GAAP varies in many respects from the principles that the Corporation would follow if its consolidated financial statements were prepared in accordance with U.S. GAAP. The effects of significant accounting differences on the Corporation's consolidated balance sheets and statements of (loss) earnings, retained earnings and cash flows are quantified and described in the accompanying notes.

Under Canadian GAAP, companies in the real estate industry provide supplementary measures of funds from operations and funds from operations per share in the consolidated financial statements, provided that these measures are not given greater prominence than reported net earnings or earnings per share. For the purpose of reporting under U.S. GAAP, companies would not provide supplementary measures of funds from operations per share and funds from operations in the consolidated financial statements.

Statement of earnings differences

The incorporation of the significant differences in accounting principles in the Corporation's income statements for the period ended December 31, 2001, under U.S. GAAP would result in net (loss) earnings after the extraordinary item of Cdn. $(23) million (December 31, 2000 – Cdn. $1.3 million; May 31, 2000 – Cdn. $2.7 million). The differences between Canadian GAAP and U.S. GAAP are summarized in the following table:

(CDN.$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Period ended	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Net (loss) earnings under Canadian GAAP	$ (12,802)	$ 15,565	$ 10,445
Adjustments			
Increase in amortization of revenue-producing properties (A)	(16,691)	(10,138)	(16,091)
Decrease in amortization of deferred financing costs (B)	641	391	1,060
Decrease in operating expenses due to property held for development capitalized revenues (C)	(295)	206	600
Increase gain on sales due to increased amortization (D)	473	1,700	1,036
Increase gain on sales due to property held for development capitalized expenses (C)	197	–	–
Decrease in future income taxes as a result of foregoing adjustments (E)	3,831	3,417	7,677
Difference in substantially enacted rates (E)	1,699	(9,901)	(1,706)
Reclass extinguishment of debt (F)	–	136	–
Net (loss) earnings under U.S. GAAP before extinguishment of extraordinary item	$ (22,947)	$ 1,376	$ 3,021
Extraordinary item – extinguishment of debt less applicable taxes of $nil ($59 – December 2000; $247 – May 2000) (F)	–	(76)	(320)
Net (loss) earnings under U.S. GAAP after extraordinary item	$ (22,947)	$ 1,300	$ 2,701
Net (loss) earnings per share before extraordinary item, basic and fully diluted	$ (0.46)	$ 0.03	$ 0.06
Net (loss) earnings per share after extraordinary item, basic and fully diluted	$ (0.46)	$ 0.03	$ 0.06

The significant differences in each category between Canadian GAAP and U.S. GAAP are as follows:

(A) REVENUE-PRODUCING PROPERTIES AMORTIZATION

Under Canadian GAAP, revenue-producing properties have been amortized using the sinking fund method over 40 to 50 years. Under U.S. GAAP, revenue-producing properties have been amortized on a straight-line basis over a 40-year period. In recomputing amortization on a straight-line basis, the additional amortization expense for the year ended December 31, 2001, would be Cdn. $16.7 million (seven months ended December 31, 2000 – Cdn. $10.1 million; year ended May 31, 2000 – Cdn. $16.1 million).

(B) DEFERRED FINANCING

Under U.S. GAAP, the amortization taken under Canadian GAAP for specific costs relating to mortgage prepayment penalties must be added back to earnings. The full amount of the mortgage prepayment penalties is fully charged to income as documented in note 10(f). This results in a decrease in amortization expense for the year ended December 31, 2001, by Cdn. $0.6 million (seven months ended December 31, 2000 – Cdn. $0.4 million; year ended May 31, 2000 – Cdn. $1.1 million).

(C) CAPITALIZATION OF REVENUES FOR PROPERTY HELD FOR RESALE

Under U.S. GAAP, operating revenue, net of expenses, for property held for resale would be recorded as income when incurred. For the year ended December 31, 2001, this would (decrease) increase net income by Cdn. $0.3 million (seven months ended December 31, 2000 – Cdn. $0.2 million; year ended May 31, 2000 – Cdn. $0.6 million). This adjustment also increased gain on sales due to a decrease in cost of sales for the year ended December 31, 2001 by Cdn. $0.2 million (seven months ended December 31, 2000 – $nil; year ended May 31, 2000 – $nil).

(D) INCREASED GAIN ON SALES

Under U.S. GAAP, amortized properties will have a lower net book value than under Canadian GAAP due to increased annual amortization. The increased gain for the year ended December 31, 2001, is $0.5 million (seven months ended December 31, 2000 – Cdn. $1.7 million; year ended May 31, 2000 – Cdn. $1.0 million).

(E) FUTURE INCOME TAXES

Under Canadian and U.S. GAAP, income taxes are accounted for using the liability method. For the year ended December 31, 2001, a reduction of future income tax expense of Cdn. $3.8 million (seven months ended December 31, 2000 – Cdn. $3.4 million; year ended May 31, 2000 – Cdn. $7.7 million) would be recorded due to the tax effect of the stated differences between Canadian and U.S. GAAP. Under U.S. GAAP, SFAS No. 109 does not allow the use of substantially enacted tax rates to calculate income tax expense. Hence, under U.S. GAAP, the substantially enacted reduction in tax rates will be effective over the course of the next three years, whereas Canadian GAAP recognized the benefits in the current period, resulting in a increase (decrease) of future income tax expense of Cdn. $1.7 million (seven months ended December 31, 2000 – ($9.9) million; year ended May 31, 2000 – ($1.7) million).

(F) EXTINGUISHMENT OF DEBT

Under U.S. GAAP, all costs associated with the extinguishments of existing mortgage debt are charged to the period incurred; these are to be disclosed as extraordinary items and reported net of applicable taxes. For the year ended December 31, 2001, this would decrease net earnings after extraordinary item by $nil million (seven months ended December 31, 2000 – Cdn. $0.08 million; year ended May 31, 2000 – Cdn. $0.3 million). For the Canadian GAAP, these charges were recorded in financing costs. For U.S. GAAP, these need to be reclassed to extraordinary item, net of tax, which will increase earnings before extraordinary item by Cdn. $nil for the year ended December 31, 2001 (seven months ended December 31, 2000 – $0.1 million; year ended May 31, 2000 – $nil). In previous periods, these charges were capitalized in deferred financing costs.

Comprehensive income

The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income, which incorporates net income, includes all changes in equity during the year. The Corporation's comprehensive income was equal to net earnings for all periods presented.

Segmentation

The Corporation operates in the multi-family residential market and exclusively serves this segment. Other segments are not significant at this time.

Stock options expense

Under Canadian GAAP, no compensation expense has been recorded in respect of stock options granted during the year. Under U.S. GAAP, the Corporation has adopted the recommendations of the Statement of Financial Accounting Standards No. 123 ("SFAS 123"), which is entitled "Accounting for Stock-Based Compensation", which establishes financial accounting and reporting standards for stock-based employee compensation plans. The Corporation has elected to follow Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Due to the fact that the exercise price of the underlying stock equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

SFAS No. 123 requires the use of a fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. However, SFAS No. 123 allows the Corporation to continue to measure compensation costs in accordance with APB 25. The weighted average fair value of options granted during the year was Cdn. $10.48 (December 31, 2000 – Cdn. $9.28; May 31, 2000 – Cdn. $9.5).

The following two pro forma financial information tables present the pro forma net operating results for the year and the pro forma basic and fully diluted earnings (loss) per share, before and after the extraordinary item, had the Corporation adopted the fair value method specified in SFAS No. 123 for all stock options issued to employees and directors:

(CDN.$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Loss before extraordinary item			
Pro forma loss before extraordinary item under U.S. GAAP	$ (30,783)	$ (6,357)	$ (3,841)
Pro forma basic loss before extraordinary item per share	$ (0.62)	$ (0.13)	$ (0.08)
Pro forma fully diluted loss before extraordinary item per share	$ (0.62)	$ (0.13)	$ (0.08)
Loss earnings after extraordinary item			
Pro forma net loss after extraordinary item under U.S. GAAP	$ (30,783)	$ (6,433)	$ (4,161)
Pro forma basic loss after extraordinary item per share	$ (0.62)	$ (0.13)	$ (0.09)
Pro forma fully diluted loss after extraordinary item per share	$ (0.62)	$ (0.13)	$ (0.09)

Balance sheet differences

The incorporation of the significant differences in accounting principles in the Corporation's consolidated financial statements as at December 31, 2001, December 31, 2000, and May 31, 2000, would result in the following balance sheet presentation under U.S. GAAP:

(CDN. $ THOUSANDS) As at	December 31, 2001	December 31, 2000	May 31, 2000
Assets			
Revenue-producing properties	$ 1,311,138	$ 1,277,942	$ 1,277,658
Properties held for resale	6,630	6,692	6,365
Mortgages and accounts receivable	22,325	17,230	26,506
Other assets	14,423	14,637	7,586
Deferred financing costs	30,148	26,944	25,430
Technology initiative	5,743	24,058	5,018
Cash and short-term investments	25,672	21,055	1,135
Total assets under U.S. GAAP	$ 1,416,079	$ 1,388,558	$ 1,349,698
Liabilities and shareholders' equity			
Mortgages payable	$ 1,108,406	$ 1,034,444	$ 1,009,526
Accounts payable and accrued liabilities	19,525	24,795	17,768
Refundable security deposits and other	10,418	9,953	8,494
Capital lease obligations	7,203	8,404	–
Taxes payable	–	–	753
Future income taxes	38,131	49,081	53,223
	$ 1,183,683	$ 1,126,677	$ 1,089,764
Share capital	258,202	253,586	253,473
Retained earnings	(25,806)	8,295	6,461
Total liabilities and equity under U.S. GAAP	$ 1,416,079	$ 1,388,558	$ 1,349,698

The significant differences in each category between Canadian GAAP and U.S. GAAP are as follows:

Revenue-producing properties

(CDN. $ THOUSANDS)

As at	12 months December 31, 2001	7 months December 31, 2000	12 months May 31, 2000
Revenue-producing properties under Canadian GAAP	$ 1,381,541	$ 1,328,702	$ 1,321,081
Additional accumulated amortization under U.S. GAAP (A)	(74,432)	(54,414)	(45,171)
Additional gains on sold assets (B)	4,019	3,546	1,846
Capitalization of net operating revenues reversed under U.S. GAAP (C)	10	108	(98)
Revenue-producing properties under U.S. GAAP	$ 1,311,138	$ 1,277,942	$ 1,277,658

(A) ACCUMULATED AMORTIZATION

The difference between Canadian GAAP and U.S. GAAP affecting the carrying value of revenue-producing properties relates to U.S. GAAP requiring straight-line amortization to be applied to depreciable assets rather than the sinking fund method of amortization. At December 31, 2001, this would result in a cumulative adjustment of Cdn. $74.4 million (December 31, 2000 – Cdn. $54.4 million; May 31, 2000 – Cdn. $45.2 million).

(B) ADDITIONAL GAINS ON SOLD ASSETS

As a result of increased amortization on sold assets under U.S. GAAP, at December 31, 2001, an increase to revenue-producing properties to Cdn. $4.0 million (December 31, 2000 – Cdn. $3.5 million; May 31, 2000 – Cdn. $1.8 million) is required to offset the lower cost of sale.

(C) CAPITALIZATION OF NET OPERATING REVENUES REVERSED

Under U.S. GAAP, the Corporation is required to consider net operating income of in-service properties as period revenue rather than capitalizing them. This accumulated adjustment at December 31, 2001, a decrease of Cdn. $0.01 million (December 31, 2000 – Cdn. $0.1 million; May 31, 2000 – ($0.1) million), represents the capitalized costs of properties transferred to revenue producing from property held for resale.

Deferred financing costs

(CDN. $ THOUSANDS)

As at	December 31, 2001	December 31, 2000	May 31, 2000
Deferred financing costs under Canadian GAAP	$ 32,957	$ 31,460	$ 30,337
Reversal of debt penalty amortization	2,875	2,434	2,043
Write-off of debt penalty fees	(5,684)	(6,950)	(6,950)
Deferred financing costs under U.S. GAAP	$ 30,148	$ 26,944	$ 25,430

The reversal of debt penalty amortization incurred under Canadian GAAP is described above in Note 10(b) under Statement of Earnings Differences. This reversal in amortization increases the deferred financing assets by Cdn. $2.9 million (December 31, 2000 – Cdn. $2.4 million; May 31, 2000 – Cdn. $2.0 million). The second difference requiring the write-off of debt penalty fees for U.S. GAAP, is described above in Note 10(f) under Statement of Earnings Differences. At December 31, 2001, this would result in a cumulative adjustment of Cdn. $5.7 million (December 31, 2000 – Cdn. $7.0 million; May 31, 2001 – Cdn. $7.0 million).

Income taxes

The future income tax liability under U.S. GAAP is calculated as follows:

(CDN. $ THOUSANDS)

As at	December 31, 2001	December 31, 2000	May 31, 2000
Tax assets related to operating losses	62,625	56,870	41,411
Tax liabilities related to differences in tax and book basis	(100,756)	(105,951)	(94,634)
Future income tax liability under U.S. GAAP	(38,131)	(49,081)	(53,223)

Recent accounting pronouncements

In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". The FASB issued this statement in July 2001. SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill, and instead sets forth methods to periodically evaluate goodwill for impairment. Management does not believe that the adoption of SFAS No. 142 will have a material impact on the Corporation's financial statements.

In June 2001, the FASB approved SFAS No. 141, "Business Combinations", and issued this statement in July 2001. SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations, and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Management does not believe that SFAS No. 141 will have a material impact on the Corporation's financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe that SFAS No. 143 will have a material impact on the Corporation's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", which resolves significant implementation issues related to FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the results of operations-reporting the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions, for the disposal of a business segment. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management does not believe that SFAS No. 144 will have a material impact on the Corporation's financial statements.

11. COMMITMENTS AND CONTINGENCIES

The Corporation, in the normal course of operations, will become subject to a variety of legal and other claims against the Corporation. Management and the Corporation's legal counsel evaluate all claims on their apparent merits, and accrue Management's best estimate of the estimated costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Corporation will not be material to the Corporation.

The Corporation has no retirement plan for its employees and therefore no obligations or potential obligations exist with respect to a retirement plan.

12. SUBSEQUENT EVENTS

Property acquisitions

Subsequent to December 31, 2001, the Corporation has contracted to acquire 60 residential units from a third party for a purchase price of $2.8 million. The acquisition closed January 7, 2002, and was financed through cash of $2.8 million.

Stock options

Subsequent to December 31, 2001, the Corporation issued 740,722 stock options at $11.88 to Officers and Associates of the Corporation. These options have a three-year vesting period with one third vesting on each anniversary date. These options expire up to January 24, 2009.

corporate information

EXECUTIVE OFFICES

Calgary
First West Professional Building
Suite 200, 1501 – 1 Street SW
Calgary, Alberta T2R OW1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
141 Adelaide Street West
Suite 220
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

BOARD OF DIRECTORS

Paul J. Hill, Chairman of the Board
Regina, Saskatchewan

Ernest Kapitza
Calgary, Alberta

Sam Kolias
Calgary, Alberta

Van Kolias
Calgary, Alberta

Jon E. Love
Toronto, Ontario

David V. Richards
Calgary, Alberta

Kevin P. Screpnechuk
Calgary, Alberta

Michael D. Young
Dallas, Texas

SOLICITORS

Stikeman Elliott
4300 Bankers Hall West
888 – 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 – 1 Street SW
Calgary, Alberta
T2R OW1

BANKERS

Toronto Dominion Bank
340 – 5 Avenue SW
Calgary, Alberta
T2P 2P6

AUDITORS

Deloitte & Touche LLP
3000, 700 – 2nd Street SW
Calgary, Alberta
T2P OS7

REGISTRAR & TRANSFER AGENT

ComputershareTrust
Company of Canada
600, 530 – 8 Avenue SW
Calgary, Alberta T2P 3S8

STOCK EXCHANGES

The Toronto Stock Exchange
The New York Stock Exchange

officersmanagement



R. Douglas Biggs
Vice President,
Legal Affairs



William Chidley
Senior Vice President,
Corporate Development



John Dill
Vice President,
Eastern Acquisitions



Roberto A. Geremia
Senior Vice President, Finance,
and Chief Financial Officer



Michael Guyette
Vice President,
Technology



Mike Hough
Senior Vice President



Sam Kolias
President & Chief
Executive Officer



Van Kolias
Senior Vice President,
Quality Control



Stuart M. Olley
Corporate Secretary



Shaun Renneberg
Vice President,
Capital Projects



Greg H. Rowland
Vice President,
Financial Reporting



Kevin P. Screpnechuk
Senior Vice President,
Rental Operations

Designed and produced by Sutton Javelin Corporate Communications, Calgary. Printed on recycled paper.

BOARDWALK

at@glance

FIVE YEAR FINANCIAL SUMMARY

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNT)

	Year ended December 31, 2001	7 months ending December 31, 2000	Year ended May 31, 2000	Year ended May 31, 1999	Year ended May 31, 1998[A][B]	Year ended May 31, 1997[A][B]
Total revenues	227,269	147,082	217,971	186,000	108,200	51,100
Revenue producing properties						
Rental income	205,281	110,771	178,147	140,590	75,407	29,078
	205,281	110,771	178,147	140,590	75,407	29,078
Operating expenses						
Revenue producing properties	22,865	14,121	22,471	20,050	12,716	4,201
Property taxes	19,743	11,004	18,431	12,285	6,747	3,437
Utilities	26,582	14,713	20,140	14,595	7,813	2,994
Financing costs	67,367	37,835	59,547	47,836	26,055	13,683
Amortization	53,584	27,401	36,842	25,110	11,169	3,481
	190,141	105,074	157,431	119,876	64,500	27,796
Earnings before corporate charges	15,140	5,697	20,716	20,714	10,907	1,282
Cash flow before corporate charges	68,724	33,098	57,558	45,824	22,076	4,763
Sales of properties held for resale						
Revenue	21,988	36,311	39,824	45,382	32,768	22,031
Cost of sales	13,939	24,258	24,017	28,532	21,273	14,892
Income before corporate charges	8,049	12,053	15,807	16,850	11,495	7,139
Corporate charges						
Administration	15,586	8,924	16,891	10,444	6,844	2,325
Large corporations tax	3,246	1,913	2,881	2,414	1,878	1,089
Income taxes	(12,678)	(8,652)	6,306	10,221	5,693	2,703
Provision for loss on technology	29,837	–	–	–	–	–
	35,991	2,185	26,078	23,079	14,415	6,117
Net (loss) earnings	(12,802)	15,565	10,445	14,485	7,987	2,304
(Loss) earnings per share – diluted	(0.26)	0.31	0.21	0.31	0.20	0.08
Funds from operations	57,941	34,314	53,593	49,816	24,849	8,488
Funds from operations per share – diluted	1.15	0.69	1.09	1.07	0.63	0.30

(A) AMOUNTS REPORTED HAVE NOT BEEN ADJUSTED TO REFLECT THE CHANGE IN ACCOUNTING IN INCOME TAXES.
(B) AMOUNTS REPORTED HAVE NOT BEEN ADJUSTED TO REFLECT THE ADOPTION OF FUNDS FROM OPERATIONS.

Total revenues (Cdn $ millions)



Funds from operations (Cdn $ millions)



Net (loss) earnings (Cdn $ millions)



Earnings (loss) per share (Dollars)



at@glance

BALANCE SHEET

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNT)

	December 31, 2001	December 31, 2000	May 31, 2000	May 31, 1999	May 31, 1998	May 31, 1997
Assets						
Revenue producing properties	1,381,541	1,328,702	1,321,081	1,113,876	856,427	344,634
Properties held for resale	6,630	6,692	6,365	29,771	30,819	18,338
	1,388,171	1,335,394	1,327,446	1,143,647	887,246	362,972
Other assets	101,120	108,440	70,582	57,153	42,640	69,491
Total assets	1,489,291	1,443,834	1,398,028	1,200,800	929,886	432,463
Mortgage payable	1,108,406	1,034,444	1,009,526	867,757	645,652	310,342
Other liabilities	95,901	108,016	102,689	97,057	66,909	33,982
	1,204,307	1,142,460	1,112,215	964,814	712,561	344,324
Shareholders' equity	284,984	301,374	285,813	235,986	217,325	88,139
Total liabilities and shareholders' equity	1,489,291	1,443,834	1,398,028	1,200,800	929,886	432,463
Common shares outstanding (000's)	49,404	49,259	49,240	46,555	45,500	31,628
Share price year end ($)	11.58	11.50	12.55	16.00	22.00	9.88
Market capitalization ($MM)	0.572	0.566	0.618	0.745	1.001	0.312
Number of units	25,889	24,821	24,937	22,441	19,480	8,787
Real estate asset value per unit	53	53	53	49	45	41
Mortgage payable per unit	43	42	40	39	33	35
Net rentable square feet (000)	21,590	20,721	20,762	18,810	16,500	7,590
Real estate asset value per square foot	64	64	64	58	54	48
Mortgage payable per square foot	51	50	49	46	39	41
Average net rentable square feet per unit	834	834	828	837	846	862
Mortgage weighted average interest rate	6.15%	6.27%	6.29%	6.33%	6.45%	6.92%

Total assets (Cdn $ millions)



Shareholders' equity (Cdn $ millions)



Number of units (Thousands)



Net rentable square feet (Millions)



QUARTERLY FINANCIAL SUMMARY

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	December 31, 2001	Q4	Q3	Q2	Q1
Total revenues	227,269	57,221	51,722	50,347	67,979
Revenue producing properties					
Rental income	205,281	53,477	51,490	50,347	49,967
Operating expenses					
Revenue producing properties	22,865	5,623	5,154	6,097	5,991
Property taxes	19,743	4,860	5,205	4,868	4,810
Utilities	26,582	9,403	5,101	5,251	6,827
Financing costs	67,367	17,056	16,773	16,851	16,687
Amortization	53,584	14,973	13,329	12,828	12,454
	190,141	51,915	45,562	45,895	46,769
Earnings before corporate charges	15,140	1,562	5,928	4,452	3,198
Cash flow before corporate charges	68,724	16,535	19,257	17,280	15,652
Sales of properties held for resale					
Revenue	21,988	3,744	232	–	18,012
Cost of sales	13,939	3,317	121	–	10,501
Income before corporate charges	23,189	1,989	6,039	4,452	10,709
Corporate charges					
Administration	15,586	4,037	3,720	3,945	3,884
Large corporations tax	3,246	913	755	824	754
Income taxes	(12,678)	(1,989)	(8,672)	(3,211)	1,194
Provision for loss on technology	29,837	2,322	27,515	–	–
	35,991	5,283	23,318	1,558	5,832
Net (loss) earnings	(12,802)	(3,294)	(17,279)	2,894	4,877
(Loss) earnings per share – diluted	(0.26)	(0.08)	(0.34)	0.06	0.10
Funds from operations	57,941	12,012	14,893	12,511	18,525
Funds from operations per share – diluted	1.15	0.23	0.30	0.25	0.37

ANNUAL MEETING

The Annual and Special General Meeting of the Shareholders of Boardwalk Equities Inc. will be held in the Calgary Petroleum Club, 319 – 5 Avenue SW, Calgary, Alberta, at 3:00 pm (Calgary time) on Tuesday, April 30, 2002. Shareholders are encouraged to attend and those unable to do so are requested to complete the Form of Proxy and forward it at their earliest convenience.

STOCK EXCHANGE LISTINGS

Common shares of Boardwalk Equities Inc. are listed on The Toronto Stock Exchange and The New York Stock Exchange under the trading symbol BEI.

TRADING PROFILE

TSE: January 1, 2001, to December 31, 2001
High: $13.00
Low: $10.00
Volume: 16,843,048

NYSE: January 1, 2001, to December 31, 2001
High: $8.37 (U.S. dollars)
Low: $6.50 (U.S. dollars)
Volume: 2,829,900

REGISTRAR AND TRANSFER AGENT

Our Transfer Agent can help you with a variety of shareholder-related services, including change of address, lost share certificates and transfer of stock.

You may write them at:
Computershare Investor Services Inc.
(formerly The Montreal Trust Company of Canada)
600, 530 – 8 Avenue SW
Calgary, Alberta T2P 3S8

You may call them at:
403.267.6800

Shareholders of record who receive more than one copy of this annual report may contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Boardwalk shares through a brokerage firm may contact their broker to request consolidation of their accounts.

ONLINE INFORMATION

Anyone with access to the Internet may view this annual report electronically at investor.bwalk.com.

QUARTERLY UPDATES

If you would like to receive a quarterly report but are not a registered shareholder, please email or call us with your name and address. To receive our news releases by e-mail, please email Investor Relations at investor@bwalk.com or visit our investor website at investor.bwalk.com to be placed on our list.

PUBLISHED INFORMATION

If you wish to receive copies of the 2001 Renewal Annual Information Form, or additional copies of the annual report, please contact:

Corporate Secretary
Boardwalk Equities Inc.
First West Professional Building
Suite 200, 1501 – 1 Street SW
Calgary, Alberta T2R 0W1

Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

BOARDWALK

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 2, 2002

Alberta Securities Commission
British Columbia Securities Commission

The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobiliéres du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange
New York Stock Exchange

Dear Sirs:

Subject: **BOARDWALK EQUITIES INC.**

We confirm that the following material was sent by pre-paid mail on March 28, 2002, to the registered shareholders of common shares of the subject Corporation:

1. 2001 Annual Report
2. Notice of Meeting / Information Circular
3. Proxy
4. Proxy Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List Cards, were sent by courier on March 28, 2002, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Kari Begg
Assistant Account Manager
Client Services, Stock Transfer

Cc: Boardwalk Equities Inc.
Attention: Rob Geremia

c2132
r f BC-Boardwalk-portfolio 04-08 0513
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Boardwalk To Acquire Major Portfolio In Montreal

CALGARY, April 8 /CNW/ - Boardwalk Equities Inc. ("BEI" - TSE, NYSE) has contracted to acquire a major high-quality multi-family rental portfolio in Montreal totalling over 3,000 units with over 3 million rentable square feet. Management anticipates that the transaction will close at the end of April 2002. The purchase price, including property transfer charges, will be approximately $180 million. Additional information on the transaction will be issued upon closing of the transaction.

The Company is currently reviewing various financing alternatives for the properties with a view towards applying mortgage debt consistent with the Company's practices, and plans to initially fund the purchase with a combination of cash on hand and existing acquisition facilities together with the assumption of existing first and second mortgage financing. The going-in unlevered return on the acquisition is projected at 10.8%. The purchase of the properties will be by way of an existing ground lease which expires in 2064. The Company anticipates that based on the existing financing in place on the properties, the acquisition would add in excess of $0.14 to FFO per share on an annualized basis. Boardwalk has completed due diligence and the transaction is only conditional on Competition Board approval.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 200 properties with over 25,900 units totaling approximately 21 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan and Ontario. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of $1.8 billion.

Additional information is available at Boardwalk's web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company's Annual Report to Shareholders under the heading "Management's Discussion and Analysis". Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

%SEDAR: 00004201E

-0- 04/08/2002

/For further information: Boardwalk Equities Inc., Sam Kolias, President and CEO, (403) 531-9255; Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255; Mike Hough, Senior Vice President, (416) 364-0849, or; Paul Moon, Director of Corporate Communications, (403) 531-9255/

(BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta
IN: RLT
SU: TNM

-30-

CNW 12:24e 08-APR-02

c5720
r f BC-Boardwalk-Q1-Teleconf 04-18 0373
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Boardwalk Equities Inc. - Teleconference on Fiscal 2002 First Quarter Financial Results

CALGARY, April 18 /CNW/ - Boardwalk Equities Inc. ("BEI" - NYSE, TSE) announces that the Company's fiscal 2002 first quarter financial results will be released the morning of Thursday May 9, 2002. We invite you to participate in the teleconference that will be held to discuss these results that same morning at 11:15am EST. Senior management will speak to the fiscal year's financial results and provide a corporate update. Presentation materials will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Investor Relations at 403- 531-9255 or by email to investor(at)bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-888-881-4892 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/pages/BoardwalkEquities20020509/.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on May 16th, 2002. You can access it by dialing 416-640-1917 and using the following passcode, 185543 Followed by the pound key. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call until May 16th, 2002.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 200 properties with over 25,900 units totaling approximately 21 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan and Ontario. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of $1.8 billion.

Recent investor information can be found on the Internet at http://investor.bwalk.com/.

%SEDAR: 00004201E

-0- 04/18/2002

/For further information: contact Paul Moon, Director of Corporate Communications at (403) 531-9255/

(BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta
IN: RLT
SU: ERN

-30-

CNW 12:51e 18-APR-02

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES
Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE
Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.
Stock Symbol:	BEI
For Month Ending:	April 30, 2002
Date Prepared:	May 13, 2002
Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding - Opening Balance				4,393,253
Options Granted:	(Add)			
Date of Grant	Name	Expiry Date	Price	Number
None				
Subtotal				
Options Exercised:	(Subtract)			
Date	Name	Date of Grant	Price	Number
As per attached	As per attached	As per attached	As per attached	53,600
Subtotal				
Options Cancelled:	(Subtract)			
Date	Name	Date of Grant	Price	Number
As per attached	As per attached	As per attached	As per attached	8,000
Subtotal				
Closing Stock Option Plan Balance				4,331,653

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		49,417,281
Stock Options Exercised		53,600
Share Purchase Plan		
Warrants - No Warrants held in Calgary		
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance		49,470,881

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